As confidentially submitted to the U.S. Securities and Exchange Commission on December 22, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________

MSAV HOLDINGS LTD
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

_________________________

Cayman Islands	7359	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

No. 35-1, Jalan 2/115a,
Taman Pagar Ruyung,
Jalan Kuchai Lama,
58200 Kuala Lumpur, Malaysia
(+6) 03 7972 3025
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_________________________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
+1 302-738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________

Copies to:

Henry F. Schlueter, Esq. Celia Velletri, Esq. Schlueter & Associates, P.C. 5655 South Yosemite Street, Suite 350 Greenwood Village, CO 80111 Telephone: (303) 292-3883	Jing Ye, Esq. Ye & Associates, P.C. 275 5th Avenue. 2nd Floor New York, NY 10016 Telephone: (929) 300-7489

_________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [•] [•], 2026

PROSPECTUS

MSAV HOLDINGS LTD

3,750,000 Ordinary Shares

This is the initial public offering of ordinary shares, par value US$0.00001 per share (“Ordinary Shares”), of MSAV HOLDINGS LTD, a Cayman Islands exempted company. Throughout this prospectus, unless the context indicates otherwise, references to “MSAVH” refers to MSAV HOLDINGS LTD, a holding company, and references to “we”, the “Company” or “our company” are to MSAVH and/or its combined subsidiaries.

We anticipate that the initial public offering price of the Ordinary Shares to be in the range of US$4.00 and US$6.00 per Ordinary Share.

Prior to this offering, there has been no public market for our Ordinary Shares. We have applied to have our Ordinary Shares listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “MSAV”. At this time, Nasdaq has not yet approved our application to list our Ordinary Shares There can be no assurance our application for listing will be approved by Nasdaq. If our application is not approved, we will not proceed with this offering.

Our authorized share capital is US$50,000.00 divided into 5,000,000,000 ordinary shares of par value US$0.00001 each (the “Ordinary Shares”).

We are a holding company incorporated in the Cayman Islands and conduct all our operations through our subsidiaries in Malaysia. The Ordinary Shares offered in this offering are shares of the holding company that is incorporated in the Cayman Islands. Investors of our Ordinary Shares should be aware that the Ordinary Shares do not represent or constitute equity interests in our subsidiaries.

Upon completion of this offering, our issued and outstanding shares will consist of 23,750,000 Ordinary Shares assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares. We will be a controlled company as defined under Nasdaq Stock Market Rules because, immediately after the completion of this offering, LYS (BVI) LTD (“BVI-1), our controlling shareholder, will own approximately 54.74% of our total issued and outstanding Ordinary Shares. See “Principal Shareholders” and “Prospectus Summary — Implications of Being a Controlled Company.”

After this offering, LYS (BVI) LTD will control shares representing more than 50% of the total voting power of our issued shares. As a result, this concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our memorandum and articles of association, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may have anti-takeover effects and may prevent or discourage unsolicited acquisition proposals or offers for our share capital that you may feel are in your best interest as one of our shareholders.

We are an “emerging growth company” and a “foreign private issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer”.

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 13, for factors you should consider before investing in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share		Total
Initial public offering price(1)	US$	5.00	US$	18,750,000
Underwriting discounts(2)	US$	0.35	US$	1,312,500
Proceeds, before expenses, to us(3)	US$	4.65	US$	17,437,500

____________

(1)      Assuming an initial public offering price of US$5.00 being the mid-point of the initial public offering price range.

(2)      We have agreed to provide Prime Number Capital LLC, as representative on behalf of the underwriters (the “Representative”), a gross discount equal to 7% of the public offering price on each Ordinary Share sold in this offering. This table does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the Representative, or certain other expenses for which we have agreed to reimburse the Representative. See “Underwriting” starting on page 103 for a description of compensation payable to the underwriters.

(3)      The amount of offering proceeds to us presented in this table does not give effect to the exercise of the over-allotment option issued to the underwriters, which is exercisable from time to time in whole or in part, to purchase up to 562,500 additional Ordinary Shares from us at the initial public offering price, less underwriting discounts, within 45 days after the closing of this offering, solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total proceeds to us, before expenses and after deducting underwriting discounts, assuming an initial public offering price of US$5.00, being the mid-point of the initial public offering price range, will be US$20,053,125. See “Underwriting” starting on page 103 of this prospectus for more information regarding our arrangements with the underwriters.

The underwriters expect to deliver the Ordinary Shares to investors on or about [•] [•], 2026.

The date of this prospectus is [•] [•], 2026.

i

ABOUT THIS PROSPECTUS

Neither we, nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither we, nor the underwriters take responsibility for, or provide any assurance about the reliability of, any information that you may receive from other parties. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

You should not assume that the information contained in the registration statement of which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares being registered in the registration statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts, and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

For investors outside the United States: Neither we, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

Until [•][•], 2026 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

MARKET, INDUSTRY, AND CERTAIN STATISTICAL DATA

Certain market data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys including Independent Market Research report prepared for the Company by Frost & Sullivan, a third-party global research organization, commissioned by our Company. Industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary”, “Risk Factors”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Industry Overview”, and “Business”. These statements relate to events that involve known and unknown risks, uncertainties, and other factors, including those listed under “Risk Factors”, which may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim”, and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may, from time to time, make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the United States Securities and Exchange Commission (the “SEC”), other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties, and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, regional, national, international, or global political, economic, business, competitive, market and regulatory conditions, the risk factors set forth in “Risk Factors” including but not limited to the following:

•        our business strategies, operating plans, and business prospects;

•        our capital commitment plans and funding requirements and the availability of financing and capital to fund these needs;

•        our ability to effectuate and manage our planned business expansion;

•        the regulatory and political environment in the jurisdictions in which our we operate;

•        competition in the rental and installation of audiovisual and LED display equipment industry in which we operate;

•        our ability to attract clients and maintain client loyalty;

•        our ability to retain senior management team members and recruit qualified and experienced new team members;

•        breaches of laws or regulations in the operation and management of our current and future businesses and assets;

•        the overall global economic and general market conditions;

•        our ability to execute our strategies;

•        our ability to maintain our competitiveness and operational efficiency;

•        our ability to anticipate and respond to changes in the rental and installation of audiovisual and LED display equipment industry and in client demands, trends, and preferences;

•        the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

•        exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our business;

•        changes in interest rates or rates of inflation; and

•        legal, regulatory, and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The market for rental and installation of audiovisual and LED display equipment may not grow at the rate projected by such market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. Furthermore, if any of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability and our affairs are governed by our Amended and Restated Memorandum and Articles of Association and the Companies Act, and the common law of the Cayman Islands.

All of our assets are located outside the United States. In addition, substantially all of our executive Directors and our senior management reside outside the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Puglisi & Associates as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States of America or of any state of the United States of America.

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the U.S. federal securities laws or the securities laws of any state or other territory of the United States of America; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Ogier that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Given that all of our assets are located in Malaysia and that most of our directors and officers are Malaysian nationals or residents whose assets are predominantly outside the United States, investors may encounter difficulties in effecting service of process in the United States on us or our directors and officers, or in enforcing United States court judgements, including those arising under the civil liability provisions of United States federal or state securities laws. There are currently no statutes, treaties, or arrangements between the United States and Malaysia providing for the reciprocal recognition and enforcement of court judgments. Under Malaysian law, a foreign judgment cannot be directly enforced and must first be recognized by a Malaysian court in accordance with applicable statutory or common law principles.

Recognition and enforcement of a foreign judgment in Malaysia require that the foreign jurisdiction be a reciprocating country listed under the Reciprocal Enforcement of Judgments Act 1958 (“REJA 1958”), the Maintenance Orders (Facilities for Enforcement) Act 1949, or the Probate and Administration Act 1959. The United States is not included, and therefore any United States judgment must be enforced through fresh proceedings in a Malaysian court.

Under REJA 1958, for a foreign judgment to be recognized and enforced in Malaysia, the judgment must: (i) be monetary in nature, excluding sums payable for taxes, fines, or penalties; (ii) be rendered by a foreign court with jurisdiction recognized by a Malaysian court; (iii) not have been obtained by fraud; (iv) not contravene Malaysian public policy; (v) have been issued in proceedings consistent with natural justice; and (vi) be final and conclusive.

v

DEFINITIONS

“Amended and Restated Articles of Association” means the Amended and Restated Articles of Association of our Company, adopted on and effective as of November 27, 2025, and as further supplemented, amended, or otherwise modified from time to time.

“BVI” refers to the British Virgin Islands;

“BVI-1” refers to LYS (BVI) LTD a company incorporated under the laws of British Virgin Islands on November 12, 2025.

“CAGR” means compound annual growth rate.

“Companies Act” means the Companies Act (Revised) of the Cayman Islands.

“Controlling Shareholder” means LYS (BVI) LTD, a company incorporated under the laws of Malaysia and its executive officers.

“COVID-19” means the Coronavirus Disease 2019.

“Group” means MSAV HOLDINGS LTD, and its subsidiaries MSAV (BVI) LTD (“MSAV BVI”) and Mekar Subur AV Sdn. Bhd.

“MSAV” means Mekar Subur AV Sdn. Bhd a company incorporated in Malaysia with limited liability in 2025, an indirectly wholly owned subsidiary of MSAVBVI and our operating subsidiary in Malaysia.

“MSAVH” means MSAV HOLDINGS LTD, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on November 4, 2025.

“Amended and Restated Memorandum of Association” means the Amended and Restated Memorandum of Association of our Company adopted on and effective as of November 27, 2025, and as further supplemented, amended, or otherwise modified from time to time.

“Amended and Restated Memorandum and Articles of Association” means the Amended and Restated Memorandum and Articles of Association of our Company adopted on and effective as of November 27, 2025, and as further supplemented, amended, or otherwise modified from time to time.

“Operating Subsidiary” refers to Mekar Subur AV Sdn. Bhd., a company incorporated in Malaysia with limited liability, an indirectly wholly owned subsidiary of MSAV BVI and our operating subsidiary in Malaysia;

“$”, “US$”, “USD” or “US dollars” refers to the legal currency of the United States.

“Ringgit”, “MYR” or “RM” refers to the legal currency of Malaysia.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections and our combined financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Ordinary Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Overview and Corporate History

We are a holding company incorporated in the Cayman Islands with operations conducted in Malaysia by our Operating Subsidiary, Mekar Subur AV Sdn. Bhd., which was incorporated as a company with limited liability under the laws of Malaysia in 2013. With more than 10 years of operating history, our Operating Subsidiary has substantial expertise and strong capabilities in providing audiovisual and LED display solutions to customers in Malaysia through two primary business streams: (i) short-term, event-driven rental arrangements, and (ii) long-term, usage-based leases involving permanent or semi-permanent installations at customer facilities.

The core business of our Operating Subsidiary comprises the rental and installation of audiovisual and LED display equipment, with comprehensive technical support that helps ensure enhanced equipment performance for our customers. It maintains inventories of professional equipment including LED screens, projection systems, and audio systems. Its operations include short-term, event-driven rental arrangements and long-term, usage-based leases involving permanent or semi-permanent installations at customer facilities, complemented by end-to-end technical support encompassing system design, installation, operational support, and maintenance.

In the LED display segment, our Operating Subsidiary provides LED screens with specifications ranging from P2 to P10 (representing the concentration of pixels resulting in variances of image sharpness and resolution resulting in appropriateness for various applications) for both temporary and permanent installations. Its LED display solutions include indoor and outdoor applications, and floor LED systems. Our Operating Subsidiary executed LED screen installations at various commercial venues including hotels, convention centers, and commercial buildings through Malaysia. Its LED systems are configured in accordance with specific venue requirements and event objectives.

The audiovisual segment encompasses both audio and visual equipment rental and installation services. The projection systems are equipped with various ANSI-lumens specifications and multiple lens configurations including short zoom, short throw, and long throw applications. The audio component includes professional-grade mixers, speakers, line-array systems, amplification equipment, and playback systems. Our equipment portfolio also supports multi-camera production setups and video conferencing functions that enable transmission of video images and audio between multiple locations.

The implementation methodology encompasses several key phases, beginning with technical feasibility assessment, followed by detailed system design and equipment specifications. The installation phase includes equipment deployment, system integration, and technical testing. For permanent or semi-permanent installations, this includes analyzing usage patterns to determine optimal structures. The installation phase includes equipment deployment, system integration, and technical testing. Our Operating Subsidiary provides ongoing technical support including system maintenance and technical supervision.

Our Operating Subsidiary has established a track record in providing equipment and technical support through both short-term and long-term rental models for diverse categories, including corporate functions, government events, exhibits, conferences, entertainment productions, and concerts. Notable implementations include long-term, usage-based leases with permanent installations at international hotels and convention centers, as well as short-term, event-driven rental arrangements for various venues and events. Our equipment and technical capabilities have been deployed at various commercial venues including convention centers, hotels, and event spaces across Malaysia.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

•        We have a stable customer relationship with commercial enterprises and government organizations;

•        Established market position as one of the largest audiovisual and LED display solutions in Malaysia;

•        Experienced and dedicated management with proven track record in audiovisual and LED display solutions; and

•        Substantial experience in supporting major concerts and events.

Our Strategies

We intend to pursue the following strategies to further expand our business:

•        Enhance our business presence in the hotel sector;

•        Resume and expand our full-service event technical operations; and

•        Expand our presence into the concert organization segment to capture growing market opportunities.

See “Business — Growth Strategies” on page 59

Trends and Market Opportunities

Our management believe that the prospects of our Group are encouraging for the following reasons:

•        The robust development of Malaysia’s tourism industry has emerged as a critical driver of our LED rental business, as expansion directly boosts demand from clients like shopping malls and high-end hotels

•        Malaysian cities such as Kuala Lumpur and Penang have surpassed destinations in Thailand and Myanmar to become top tourism choices in Southeast Asia prompting large shopping malls to frequently host themed promotions, cultural exhibitions and interactive events creating strong demand for our LED rental services and supporting audio equipment

•        The growth of Malaysia’s tourism industry expands the addressable market for our LED rental services, while the rising demand for tailored solutions also supports higher service value and revenue potential

Reorganization

Effective December 10, 2025 our Group completed a reorganization to consolidate our business operations into an offshore structure in anticipation of listing on a recognized securities market.

Prior to the reorganization, MSAV was owned 100% by LYS (BVI) LTD which is owned by Low You Siong.

As part of the reorganization, MSAVH was incorporated on November 4, 2025, as the holding company of the Group. At incorporation, the authorized share capital of MSAVH was US$50,000 divided into (i) 4,000,000,000 Class A Ordinary Shares of par value US$0.00001 each and (ii) 1,000,000,000 Class B Ordinary Shares of par value US$0.00001 each. Upon incorporation, one Class A Ordinary Share was allotted and issued as fully paid to Ogier Global Subscriber (Cayman) Limited, the first subscriber. On November 7, 2025, the first subscriber transferred the one issued Class A Ordinary Share to Low You Siong.

On November 27, 2025, MSAVH re-classified and re-designated each issued and unissued Class A Ordinary Shares and Class B Ordinary Shares into Ordinary Shares of US$0.00001 each and all the Ordinary Shares shall rank pari passu with each other, such that the authorized share capital of the Company has become US$50,000 divided into 5,000,000,000 Ordinary Shares of US$0.00001 each (the “Share Re-designation”) and the one issued Class A Ordinary Share held by Low You Siong was re-designated to one Ordinary Share. As a result of the Share Re-designation, on the same day the Company adopted the Amended and Restated Memorandum and Articles of Association with immediate effect.

On December 10, 2025 MSAVH entered into a share swap agreement with (i) Low You Siong, the sole shareholder of MSAV; (ii) MSAV BVI, a wholly-owned subsidiary of MSAVH; (iii) LYS (BVI) LTD, a company wholly-owned by Low You Siong and (iv) MSAV. Pursuant to the share swap agreement, MSAV BVI acquired all of the issued and paid-up shares of MSAV and in consideration of this acquisition, MSAVH, as the parent holding company of MSAV BVI, allotted and issued an aggregate of 20,000,000 Ordinary Shares to LYS (BVI) LTD. Following the transaction, MSAV became an indirect wholly-owned subsidiary of MSAVH.

On December 12, 2025 Low You Siong surrendered one Ordinary Share held by him for no consideration in MSAVH.

On December 12, 2025 LYS (BVI) LTD transferred 2,400,000, 1,800,000, 1,600,000, 1,200,000 Ordinary Shares to E Team (BVI) Limited, CA (BVI) LIMITED, WP (BVI) LIMITED and other minority shareholders, respectively. Thereafter, MSAVH has become owned as to 13,000,000, 2,400,000, 1,800,000, 1,600,000, and 1,200,000 Ordinary Shares held by LYS (BVI) LTD, E Team (BVI) Limited, CA (BVI) LIMITED, WP (BVI) LIMITED and other minority shareholders, representing 65%, 12%, 9%, 8%, 6% of the issued Ordinary Shares of MSAVH respectively.

Our corporate structure following the reorganization of the Company’s legal structure before and upon completion of this offering is set forth in the chart below(1).

Low You Siong
LYS (BVI) LTD
BVI-1
E Team (BVI)
Limited
CA (BVI)
LIMITED
WP (BVI)
LIMITED
Minority
Shareholders
Before
65%
After
54.74%
Before
12%
After
10.11%
Before
9%
After
7.6%
Before
8%
After
6.7%
Before
6%
After
5.1%
MSAV HOLDINGS LTD
("MSAV" of "Company")
(A Cayman Islands Company)
Public
Shareholders
Before
0%
After
15.79%
100%
MSAV (BVI) LTD
("MSAVBVI")
(a BVI Company)
100%
MEKAB SUBUR AV SDN BHD
("MSAV")
(a Malaysian Company)

____________

(1)      Assuming no exercise of the underwriter’s over-allotment option.

Holding Company Structure

MSAV HOLDINGS LTD (“MSAVH”) is a Cayman Islands holding company with no material operations of its own, and we conduct our operations primarily in Malaysia through Operating Subsidiary, Mekar Subur AV Sdn. Bhd (“MSAV”). This is an offering of the Ordinary Shares of MSAVH, an exempted company with limited liability incorporated under the laws of the Cayman Islands, instead of the shares of the Operating Subsidiary. Investors in this offering will not directly hold any equity interests in the Operating Subsidiary.

As a result of our corporate structure, MSAVH’s ability to pay dividends may depend upon dividends paid by the Operating Subsidiary. If our Operating Subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Transfers of Cash To and From Our Subsidiaries

No regulatory approval is required for MSAVH to transfer cash to its subsidiaries is subject to the following: MSAVH is permitted under the laws of the Cayman Islands and its Amended and Restated Memorandum and Articles to provide funding to our subsidiaries incorporated in the BVI (MSAV (BVI) LTD or MSAV BVI) and Malaysia

(Mekar Subur AV Sdn. Bhd. or MSAV) through loans or capital contributions. MSAVH’s subsidiary formed under the laws of the BVI is permitted under the laws of the BVI to provide funding to the Operating Subsidiary subject to certain restrictions laid down in the BVI Business Companies Act 2004 (as amended) and memorandum and articles of association of the relevant subsidiary incorporated under the laws of the BVI.

The ability of MSAV BVI, the direct subsidiary of MSAVH, to transfer cash to MSAVH is subject to the following: according to the BVI Business Companies Act (as amended), MSAVBVI may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

Save for (a) when future financing arrangements between our Malaysia subsidiary and its creditors may contain negative covenants that limit the ability of our subsidiary to declare or pay dividends or make distributions or (b) our Malaysia subsidiary is restricted from declaring or paying such dividends or making such distributions under the Malaysian Companies Act, 2016, which stipulates that dividends are to be paid out of our subsidiary’s profits and that the dividends should not be paid if the payment of such dividends or making such distributions will cause our subsidiary to be insolvent (i.e. our subsidiary being unable to pay its debts as and when the debts become due within 12 months immediately after the payment distribution is made), there are no other restrictions on dividends transfers from Malaysia to the BVI. As of the date of this prospectus, all corporations in Malaysia are required to adopt a single-tier dividend. All dividends distributed by Malaysian resident companies under a single tier dividend are not taxable. Further, the Government of Malaysia does not levy withholding tax on dividends payment. Therefore, there is no withholding tax imposed on dividends paid to non-residents by Malaysian companies. For the transfer of assets from our subsidiary to the holding company, there are no governmental laws, decrees, regulations, or other legislations that may affect such transfer. However, such transfer of assets may be subject to withholding taxes (if any). The same applies to the transfer of cash from our subsidiary to the holding company upon the presentation of the necessary documentary evidence required by local banks or financial institutions. As of the date of this prospectus, there has not been any assets or cash transfer between the holding company and its subsidiary, and our subsidiary is not restricted from declaring any dividends as our subsidiary currently has sufficient profits and the payment of such dividends or making such distributions will not cause our subsidiary to be insolvent, save that certain financiers of the Operating Subsidiary have imposed negative covenants restricting the declaration or payment of dividends unless prior written consents of the relevant financiers are obtained. We have not installed any cash management policies that dictate the amount of such funding.

During the fiscal years ended June 30, 2025, and 2024, our Operating Subsidiary, MSAV, did not declare or pay any dividends and there was no transfer of assets among MSAVH and its subsidiaries.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors our Board deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Cayman Islands laws and our Amended and Restated Memorandum and Articles, our Company may only pay dividends out of profits or share premium and, our Board may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following payment of the dividend we will be able to pay our debts as they become due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders in the Cayman Islands.

See “Dividend Policy”, “Risk Factors — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page [•], and “Combined Statements of Change in Shareholders’ Equity” in the audited financial statements contained in this prospectus for more information.

SUMMARY RISK FACTORS AND CHALLENGES

Investing in our Ordinary Shares involves risks. The risks summarized below are qualified by reference to “Risk Factors” beginning on page 13 of this prospectus, which you should carefully consider before making a decision to purchase our Ordinary Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Ordinary Shares would likely decline, and you may lose part or all of your investment.

These risks include but are not limited to the following:

Risks Related to Our Business and Industry

•        Our business success depends significantly on our ability to maintain technological competitiveness and adapt to evolving market trends. See “Risk Factors — “Risks Related to Our Business and Industry” on page 13.

•        Our operating results are affected by changes in market trends of the hotel and event management industry, marketing and/or entertainment industry, and we may not be able to adapt to changing market demands effectively, See “Risk Factors — “Risks Related to Our Business and Industry” on page 13.

•        Our continued success depends on our ability to retain the services of our key management personnel and key technicians, and any loss of their services may impair our ability to maintain our continued success. See “Risk Factors — “Risks Related to Our Business and Industry” on page 14.

•        Any defect in the audio-visual equipment sourced from our suppliers may adversely affect the reliability and quality of our audio-visual solutions. See “Risk Factors — “Risks Related to Our Business and Industry” on page 14.

•        Our business is highly related to the marketing and entertainment industry which is sensitive to changes in economic, political and social conditions in Malaysia. See “Risk Factors — “Risks Related to Our Business and Industry” on page 14.

•        Any postponement or cancellation of our rental or installation engagements may affect the availability of our LED and audio-visual equipment, disrupt our operations and result in a loss of income See “Risk Factors — “Risks Related to Our Business and Industry” on page 15.

•        Delays in equipment logistics and delivery could significantly disrupt our operations and adversely affect our business performance. See “Risk Factors — “Risks Related to Our Business and Industry” on page 15.

•        We may not be able to obtain adequate financing for our LED and audio-visual equipment business in the future. See “Risk Factors — “Risks Related to Our Business and Industry” on page 16.

•        Our equipment in Malaysia is placed in our warehouses which are vulnerable to natural disasters or other unforeseeable events which may severely disrupt our business operations. See “Risk Factors — “Risks Related to Our Business and Industry” on page 17.

•        We face intense competition in the LED and audio-visual solutions industry and may not be successful in competing against our competitors. See “Risk Factors — “Risks Related to Our Business and Industry” on page 17.

•        Our safety measures and procedures may not fully prevent industrial accidents, which could result in significant liability and adversely affect our operations. See “Risk Factors — “Risks Related to Our Business and Industry” on page 18.

•        We may face intellectual property claims related to our LED and audio-visual solutions, which could adversely impact our operations and financial performance. See “Risk Factors — “Risks Related to Our Business and Industry” on page 18.

•        Our insurance coverage may not be adequate to cover potential liabilities. See “Risk Factors — “Risks Related to Our Business and Industry” on page 19.

•        Our business plans and strategies may not be successful or be achieved within the expected time frame or within the estimated budget. See “Risk Factors — “Risks Related to Our Business and Industry” on page 19.

•        We and the Operating Subsidiary are exposed to potential disruptions and risks from unforeseen disasters or crises. See “Risk Factors — “Risks Related to Our Business and Industry” on page 19.

Risks Related to Our Securities and This Offering

•        An active trading market for our Ordinary Shares may not be established or, if established, may not continue, and the trading price for our Ordinary Shares may fluctuate significantly. See “Risk Factors — “Risks Related to Our Securities and This Offering” on page 22.

•        Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares. See “Risk Factors — “Risks Related to Our Securities and This Offering” on page 22.

•        We may not maintain the listing of our Ordinary Shares on Nasdaq, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions. See “Risk Factors — “Risks Related to Our Securities and This Offering” on page 23.

•        Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment. See “Risk Factors — “Risks Related to Our Securities and This Offering” on page 24.

•        Because our public offering price per Ordinary Share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution. See “Risk Factors — “Risks Related to Our Securities and This Offering” on page 25.

•        Following this Offering, our Controlling Shareholder will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholder has the ability to control the outcome of matters submitted to the shareholders for approval. See “Risk Factors — “Risks Related to Our Securities and This Offering” on page 25.

•        If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences. See “Risk Factors — “Risks Related to Our Securities and This Offering” on page 26.

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See “Risk Factors — “Risks Related to Our Securities and This Offering” on page 26.

•        Certain judgments obtained against us by our shareholders may not be enforceable. See “Risk Factors —  “Risks Related to Our Securities and This Offering” on page 27.

•        We are an emerging growth company within the meaning of the rules under the Securities Act and may take advantage of certain reduced reporting requirements applicable to other public companies that are not emerging growth companies. See “Risk Factors — “Risks Related to Our Securities and This Offering” on page 27.

•        We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation. See “Risk Factors — “Risks Related to Our Securities and This Offering” on page 28.

•        We will incur significantly increased costs and devote substantial management time as a result of the listing of our shares. See “Risk Factors — “Risks Related to Our Securities and This Offering” on page 29.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” as defined in the federal securities laws. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•        an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•        an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•        an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements;

•        extended transition periods for complying with new or revised accounting standards;

•        being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in addition to any required unaudited interim financial statements in this prospectus; and

•        reduced disclosures regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus.

We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (ii) the end of the first fiscal year in which we are deemed to be a “large accelerated filer”, as defined in the Securities Exchange Act of 1934, as amended, (the “Exchange Act”); (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the end of the fiscal year during which the fifth anniversary of this offering occurs. We may choose to take advantage of some, but not all, exemptions afforded to emerging growth companies. We currently intend to take advantage of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. The Company will take advantage of the extended transition period for complying with any new or revised financial account standards provided pursuant to Section 7(a)(2)(B).

Implications of Being a Foreign Private Issuer

We will become subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers”, and under those requirements we will file reports with the SEC. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Furthermore, Nasdaq listing rules allow foreign private issuers to rely on their home country corporate governance practices in lieu of Nasdaq corporate governance requirements, provided that we comply with the requirements relating to notification of noncompliance, voting rights and the composition of the audit committee. As we may choose to rely on our home country corporate governance requirements and certain exemptions thereunder to the extent permitted by Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules and will be required to comply with the applicable requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer.

Implications of Being a “Controlled Company”

Controlled companies are exempt from the majority of independent director requirements. Controlled companies are subject to an exemption from Nasdaq standards requiring that the board of a listed company consist of a majority of independent directors within one year of the listing date.

Public companies that qualify as a “Controlled Company” with securities listed on the Nasdaq Stock Market, must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules a “controlled company” is a company with more than 50% of its voting power held by a single person, entity, or group. Under the Nasdaq rules, a controlled company is exempt from certain corporate governance requirements including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the Nasdaq Capital Market’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon completion of this offering, our issued and outstanding shares will consist of 23,750,000 Ordinary Shares assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares. Immediately after the completion of this offering, LYS (BVI) LTD, our Controlling Shareholder, will own approximately 54.74% of our total issued and outstanding Ordinary Shares, representing approximately 54.74% of the total voting power of our capital stock. As a result, we will continue to be a “controlled company” as defined under Nasdaq Listing Rule 5615(c) because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors. Therefore, our Controlling Shareholder will be able to exert significant control over our management and affairs requiring shareholder approval, including approval of significant corporate transactions. This concentration of ownership may not be in the best interests of all of our shareholders. As a “controlled company”, we are permitted to elect not to comply with certain corporate governance requirements. As of the date of this prospectus, we have not relied on these exemptions, but we may elect to do so in the future.

Corporate Information

We were incorporated in the Cayman Islands on November 4, 2025. Our registered office in the Cayman Islands is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our principal executive office is at No. 35-1, Jalan 2/115a, Taman Pagar Ruyung, Jalan Kuchai Lama, 58200 Kuala Lumpur, Malaysia. Our telephone number at this location is (+6) 03 7972 3025. Our principal website address is www.msav.com.my.

The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors — Risks Related to our Securities and the Offering” and “Enforceability of Civil Liabilities” for more information.

THE OFFERING

Offering Price	We estimate that the initial offering price will be in the range of US$4.00 and US$6.00 per Ordinary Share.
Ordinary Shares offered by us	3,750,000 Ordinary Shares (or 4,312,500 Ordinary Shares if the underwriters exercise the over-allotment option in full).
Ordinary Shares issued and outstanding prior to this offering	20,000,000 Ordinary Shares.
Ordinary Shares issued and outstanding immediately after this offering	23,750,000 Ordinary Shares (or 24,312,500 Ordinary Shares if the underwriters exercise the over-allotment option in full).
Voting Rights	Each Ordinary share is entitled to one (1) vote. See the sections titled “Principal Shareholders” and “Description of Share Capital” for additional information.
Over-allotment option

We have granted the underwriters an option, exercisable for 45 days after completion of this offering, to purchase up to an additional 562,500 Ordinary Shares at the initial public offering price, less underwriting discounts, solely for the purpose of covering over-allotments, if any.

Use of proceeds

We estimate that we will receive approximately $15.86 million in net proceeds from this offering, assuming no exercise of the overallotment option granted by the Company to the underwriters, based on an assumed initial public offering price of US$5.00 the mid-point of the estimated range of the initial public offering price, after deducting underwriting fees, a non-accountable expense allowance and estimated offering expenses. We currently intend to use the net proceeds from this offering as follows:

•   Approximately 35% for expansion of audio-visual equipment portfolio;

•   Approximately 30% for enhancement of technical capabilities and manpower; and

•   Approximately 35% for strengthening operational infrastructure and logistics

See “Use of Proceeds” for additional information.

Dividend policy

We do not intend to pay any dividends on our Ordinary Shares for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business. See “Dividends and Dividend Policy” for more information.

Lock-up

We, each of our directors, executive officers and any shareholders owning five percent (5%) or more of our outstanding Ordinary Shares including our Controlling Shareholder with respect to its Ordinary Shares sold in this offering, have agreed, subject to certain exceptions, for a period of 180 days following the date of the commencement of sales of this offering, not to, except in connection with this offering offer, sell, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company. See “Shares Eligible for Future Sale” and “Underwriting — Lock-Up Agreements.”

Risk factors

Investing in our Ordinary Shares involves risks. The risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

Listing

We have applied to have our Ordinary Shares listed on the Nasdaq Capital Market under the symbol “MSAV”. There can be no assurance that our application to have our Ordinary Shares listed on Nasdaq will be approved. If our application is not approved, we will not proceed with this offering.

Proposed Trading Symbol	MSAV
Transfer agent	Transhare Corporation
Payment and settlement	The underwriters expect to deliver Ordinary Shares against payment therefore through the facilities of the Depository Trust Company on [•] [•], 2026

Summary Combined Financial Data

You should read the following summary combined financial data together with our audited combined financial statements and the related notes appearing at the end of this prospectus, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus.

Results of Operations Data:

	For the Years Ended June 30,
	2024	2025	2025
	MYR	MYR	USD
Revenues
– Rental Revenue	14,162,565	14,768,987	3,509,408
Short-term Event-Based	7,214,170	7,469,243	1,774,842
Long-term contracts	6,948,395	7,299,744	1,734,566
– Sales Revenue	295,815	425,780	101,174
Net revenue	14,458,380	15,194,767	3,610,582
Cost of revenues	(6,482,484)	(4,539,441)	(1,078,662)
Cost of equipment sold	(167,226)	(233,534)	(55,492)
Other cost	(6,315,258)	(4,305,907)	(1,023,170)
Gross profit	7,975,896	10,655,326	2,531,920

Operating expenses
Selling and marketing expenses	(1,824,250)	(1,743,973)	(414,403)
General and administrative expenses	(2,612,092)	(2,995,403)	(711,769)
Expected credit loss	(746,746)	(911,706)	(216,641)
Total operating expenses	(5,183,088)	(5,651,082)	(1,342,813)
Income from operations	2,792,808	5,004,244	1,189,107

Other income/(expenses)
Financial income/(expenses), net	(405,756)	(359,931)	(85,527)
Other income/expense, net	(583)	(6,126)	(1,456)
Total other expenses, net	(406,339)	(366,057)	(86,983)

Income before income tax expense	2,386,469	4,638,187	1,102,124
Income tax expenses	(602,418)	(1,248,165)	(296,589)
Net income	1,784,051	3,390,022	805,535

Other comprehensive income/(loss):
Foreign currency translation adjustment	—	—	—
Total comprehensive income	1,784,051	3,390,022	805,535
Comprehensive income attributable to the Company	1,784,051	3,390,022	805,535

Balance Sheet Data:

	As of June 30,
	2024	2025	2025
	MYR	MYR	USD
Total Assets	6,859,540	9,810,934	2,331,274
Total Current Liabilities	5,342,185	5,310,278	1,261,827
Total Liabilities	6,516,959	6,078,331	1,444,332
Total Shareholders’ equity/(deficit)	342,581	3,732,603	886,942
Total Liabilities Shareholders’ equity/(deficit)	6,859,540	9,810,934	2,331,274

RISK FACTORS

Investing in our shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in the Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our business success depends significantly on our ability to maintain technological competitiveness and adapt to evolving market trends

Our competitive position is substantially dependent on our ability to maintain pace with technological advancements in the audio-visual industry and provide cost-effective solutions to our customers. The audio-visual technology sector is characterized by rapid technological evolution, and there can be no assurance that we will consistently anticipate or adapt to such changes effectively.

The Operating Subsidiary’s capacity to service clients is linked to the relevance and capabilities of our LED panel and audio-visual equipment portfolio. Our equipment procurement decisions are influenced by anticipated customer requirements, specific customer specifications, technological advancement trajectories, market trend analysis, and projected equipment utilization rates based on our management’s industry experience.

We depreciate our equipment over their estimated useful lives. Failure to accurately anticipate market trends or customer requirements when investing in new equipment could result in suboptimal utilization rates while fixed depreciation costs continue to impact our financial performance. Such circumstances might necessitate equipment impairment provisions, adversely affecting our financial position.

Furthermore, rapid technological advancement may render our existing equipment portfolio obsolete faster than anticipated, potentially requiring accelerated replacement cycles or leading to impairment charges. Should we fail to maintain technological competitiveness, accurately predict market trends, or secure necessary equipment financing, our competitive position, profitability, and financial performance could be materially and adversely affected.

Our operating results are affected by changes in market trends of the hotel and event management industry, marketing and/or entertainment industry, and we may not be able to adapt to changing market demands effectively

The Operating Subsidiary’s business and our operating results are significantly influenced by changes in both the hotel and event management industry and the marketing and entertainment industry in Malaysia. Changes in how business conduct meetings, conferences, corporate events, product launches, and entertainment shows could materially affect the demand for our services. For instance, shifts in marketing preferences toward digital platforms or alternative promotion methods could reduce demand for traditional in-person events requiring audio-visual equipment and solutions. Such change in business and marketing practices could adversely affect demand for our services.

The Operating Subsidiary provides audio-visual solutions primarily to convention centers, hotels, corporate clients, and entertainment event organizers. Changes in how these clients choose to present content, engage audiences, conduct marketing activities, or utilize their spaces could affect demand for our services. If our clients shift away from traditional audio-visual presentations or live events toward alternative methods of content delivery, marketing, or audience engagement, they may reduce their audio-visual equipment requirements or seek different technological solutions.

Our clients’ preferences regarding audio-visual installations are also subject to change. Convention centers, hotels, and event venues may alter their audio-visual requirements based on evolving customer expectations or cost considerations. Similarly, changes in marketing trends, such as a shift from live product launches to digital campaigns, or changes in entertainment preferences could affect demand for our equipment and services.

In providing our services, we are often required to implement our clients’ specific requirements for their corporate events, conferences, marketing activities, and entertainment shows through our audio-visual solutions. Our ability to meet these requirements depends on our technical capabilities and understanding of our clients’ needs across different industries.

Given the evolving nature of technology and changes in both the hotel and event management industry and marketing/ entertainment industry requirements, there is no assurance that we will continue to anticipate or respond effectively to our clients’ changing preferences. Our failure to adapt our services to such changes could reduce our competitive advantage and materially affect our business, results of operations and financial condition.

Our continued success depends on our ability to retain the services of our key management personnel and key technicians, and any loss of their services may impair our ability to maintain our continued success

Our success has been largely attributable to the contributions, commitment, and experience of our key management personnel and key technicians, particularly their familiarity with our business operations and their experience in the audio-visual industry. Our director, Mr. You Siong Low, has over 20 years of experience in the audio-visual industry.

The Operating Subsidiary’s continued success is dependent on our ability to retain the services of our key management personnel, including our directors and members of our senior management, as well as key technicians who possess the necessary experience and expertise in the audio-visual industry. If we fail to retain any of our key management personnel and key technicians, we may not be able to recruit experienced or qualified personnel in a timely manner or at all. Our ability to maintain business relationships with existing customers and suppliers, and to secure new business opportunities, particularly in the hotel and event management industry and for corporate events, may be negatively affected. We may also need to incur additional costs in the recruitment and training of new staff. This is particularly critical given the technical nature of our audio-visual equipment and the specialized knowledge required to operate and maintain such equipment effectively. The loss of key personnel could result in operational disruptions and reduced technical capability. In such events, our competitiveness, business performance, results of operations, and business prospects may be materially and adversely affected.

Any defect in the audio-visual equipment sourced from our suppliers may adversely affect the reliability and quality of our audio-visual solutions

The quality of our audio-visual equipment is pivotal to the reliability of the solutions we offer to our customers in Malaysia. While the Operating Subsidiary selects suppliers carefully based on various factors, including product quality, track record and business cale, and inspects equipment purchases after delivery, certain mechanical or technical defects may be latent and not detectable at the time of procurement. We cannot guarantee that our quality control measures would be effective in avoiding risks of substandard equipment purchases.

In the event of defective products, we may not be able to seek a timely replacement from our suppliers. We may also experience difficulties in finding alternative sources of supply readily available to provide equipment at comparable price, quality, and quantity in a timely manner to fulfil our requirements within the required timeline. Such supply chain disruptions may materially affect our ability to deliver our audio-visual solutions to our customers, particularly during periods when multiple events are scheduled. Equipment defects or failures during client events could damage our reputation and the audio-visual solutions industry and potentially lead to loss of future business opportunities. Additionally, any need to source replacement equipment on short notice could result in increased costs and reduced profit margins. As a result, our business reputation and results of operations may be materially and adversely affected by any significant issues with equipment quality or reliability.

Our business is highly related to the marketing and entertainment industry which is sensitive to changes in economic, political and social conditions in Malaysia

The Operating Subsidiary’s performance and financial conditions depend on Malaysia economy, to which substantially all of our revenue for the fiscal years ended June 30, 2025 and 2024 was attributable. If there is a downturn in the Malaysian economy, our existing and potential customers, including convention centers, hotels, corporate clients, and event organizers, may reduce their discretionary spending. This could particularly affect spending on marketing activities, corporate events, conferences, and entertainment-related shows and exhibitions. As a result, the overall market demand for our audio-visual services may be reduced, and our results of operations and financial position may be significantly and adversely affected.

Any change in Malaysia’s existing political environment may affect the stability of the economy, thereby affecting our results of operations and financial position. Political changes could impact various aspects of our business environment, including regulations affecting the hotel and event management industry, entertainment industry, and business events. Economic uncertainty or volatility could lead businesses to postpone or cancel events and marketing activities that require our audio-visual solutions. Social and economic factors, such as changes in consumer confidence, corporate spending patterns, or business sentiment, could also affect our clients’ willingness to invest in events and audio-visual presentations. Any significant reduction in corporate events, product launches, or entertainment shows could directly impact the demand for our services. As a result, any political and social instability in Malaysia, if significant and prolonger, could also have a material adverse effect on our business, financial condition, results of operations and prospects.

Any postponement or cancellation of our rental or installation engagements may affect the availability of our LED and audio-visual equipment, disrupt our operations and result in a loss of income

Due to the engagement-based nature of our business model, the Operating Subsidiary relies on careful scheduling of both rental and installation engagements to maximize the utilization of our LED displays and audio-visual equipment. However, engagements may be postponed or cancelled for reasons beyond our control, including, among others, delays in property construction or renovation projects, adverse weather conditions affecting installation work, or regulatory compliance issues regarding digital display installations.

While our standard service agreements include compensation provisions for event cancellations, these provisions may not fully protect our financial interests. Under our current terms, where a cancellation is made on or after the rehearsal date or the event date, clients are required to compensate us 50% of the agreed fee. However, there is no assurance that we will be able to successfully enforce these compensation terms or that clients will honor these payment obligations in all circumstances.

For our installation projects and long-term rental engagements, the risk of financial impact from cancellations or postponement remains significant. While we may have already incurred costs in equipment preparation, transportation, or preliminary installation work, the compensation terms may not fully recover our actual costs and potential loss of alternative business opportunities. Furthermore, sudden cancellations or postponements can create operational challenges, as our LED and audio-visual equipment portfolio and technical personnel may have been specifically allocated for these engagements. Even with compensation, we may face difficulties in quickly redeploying these resources to alternative projects, potentially resulting in underutilization of our assets and personnel. Additionally, while our compensation terms may provide some financial protection, it does not mitigate the potential long-term impact on client relationships and future business opportunities that may arise from engagement cancellations or postponements. Market reputation and client confidence could be materially and adversely affected regardless of compensation received.

Delays in equipment logistics and delivery could significantly disrupt our operations and adversely affect our business performance

Our Operating Subsidiary’s LED and audio-visual solutions business depends heavily on the timely transportation and delivery of equipment from its warehouses to various event venues and installation sites throughout Malaysia. We rely on third-party logistics providers to transport our Operating Subsidiary’s sensitive and valuable LED displays, audio systems, and related equipment. This dependence on external logistics services exposes the Operating Subsidiary’s operations to factors beyond its direct control.

The transportation of our Operating Subsidiary’s equipment may be subject to various disruptions including severe weather conditions, traffic congestion, road accidents, vehicle breakdowns, or labor disputes affecting the logistics providers. These disruptions could result in significant delays in equipment delivery. Equipment delivery delays could have cascading effects on our Operating Subsidiary’s project timelines. Late arrivals of LED displays and audio-visual equipment could delay installation schedules, potentially causing our Operating Subsidiary to miss contracted setup deadlines. This could result in client dissatisfaction, contractual penalties, or damage to our Operating Subsidiary’s reputation for reliability in the LED and audio-visual solutions market.

The risk of logistics disruption is particularly acute for engagements requiring simultaneous delivery of multiple sets or coordinated deliveries across different locations. Our Operating Subsidiary’s ability to serve multiple clients or manage multiple events could be compromised by logistics delays, potentially resulting in lost business opportunities or damage to client relationships.

Furthermore, delivery delays may require our Operating Subsidiary to incur additional costs for expedited shipping or alternative logistics arrangements to meet project deadlines. These unexpected costs could reduce the Operating Subsidiary’s profit margins on affected projects. In cases where equipment cannot arrive in time, our Operating Subsidiary might need to source substitute equipment at higher costs.

Our Operating Subsidiary’s warehouse management and logistics planning processes aim to minimize these risks, but we cannot guarantee that our processes will be sufficient in all circumstances. The nature of LED and audio-visual equipment transportation, combined with time-sensitive nature of many of the Operating Subsidiary’s engagements, makes it particularly vulnerable to logistics disruptions. These logistics-related risks could materially and adversely affect our business operations, financial performance, and market reputation in the LED and audio-visual solutions industry.

We may not be able to obtain adequate financing for our LED and audio-visual equipment business in the future

Our business requires substantial working capital for daily operations, including equipment maintenance, technical staff salaries, and execution costs. Additionally, significant capital investment is required to purchase new LED displays and audio-visual equipment to maintain technological competitiveness and support our business growth in both rental and installation segments. The advancement in LED and audio-visual technology necessitates regular equipment updates to meet evolving client demands and industry standards.

For the fiscal years ended June 30, 2025, and 2024, we have utilized cash generated from our operations and bank borrowings to maintain our cash flow and finance our capital expenditure. Our ability to raise additional capital will depend on various factors, including our business performance, market conditions, and the overall economic environment in Malaysia. We are unable to assure you that we will be able to obtain bank borrowings and other external financing on commercially acceptable terms or in a timely manner in the future.

If we are unable to obtain necessary financing or are required to repay our bank borrowings on demand or to pledge additional cash deposits as securities, or we fail to obtain such financing on favorable terms due to factors beyond our control, we may face working capital constraints. This could force us to defer essential equipment upgrades, limit our ability to make on new installation projects or large-scale rental engagements, or result in a net current liabilities position. Such limitations could materially and adversely affect our competitive position and growth prospects in the LED and audio-visual solutions market.

The availability and terms of financing are critical for our ability to maintain an up-to-date inventory of LED displays and audio-visual equipment, which is essential for securing and executing both rental and installation engagements. Any limitation in our ability to finance equipment upgrades could adversely affect our service quality and market competitiveness.

We may, on occasion, not enter into full formal agreements with our customers for the supply and rental of our audio-visual equipment and accessories.

In certain cases, our Operating Subsidiary previously entered into formal agreements with customers for the supply and rental of our audio-visual equipment and accessories, but some of these agreements have since expired. These arrangements are now renewed on an event-by-event basis through the issuance of purchase orders.

Operating without formal agreements may expose us to contractual and operational risks. In the absence of a binding contract, disputes or disagreements with customers may arise regarding the terms of supply, rental, and payment, even after our equipment has been delivered and services rendered. Such disputes could result in delayed payments, non-payment, or reputational harm.

While our Operating Subsidiary intends to minimize reliance on informal arrangements and will use its best efforts to enter into formal agreements prior to providing equipment or services, there can be no assurance that this will always be feasible. This is particularly true in cases involving long-standing customers whom we consider reputable and strategically important. In such instances, we may proceed with supplying equipment and services without a formal agreement, which may increase our exposure to legal and financial risks

Our equipment in Malaysia is placed in our warehouses which are vulnerable to natural disasters or other unforeseeable events which may severely disrupt our business operations

The Operating Subsidiary relies primarily on our equipment for the provision of audio-visual solutions to our customers in Malaysia. Our equipment could be damaged or ruined by flooding, outbreak of fire, electricity outage, and/or other unforeseeable events while they are stored in our warehouses in Malaysia. They are also exposed to risks of theft, burglary, robbery, or human sabotage at our warehouses or event venues, including convention centers, hotels, and other commercial properties where our equipment is deployed. The risk of equipment damage or loss is significant given that Malaysia experiences periodic monsoon season and flooding in certain regions. Our warehouses may still be susceptible to extreme weather conditions, natural disasters, or other catastrophic events that could result in damage to our inventory of audio-visual equipment.

There is no assurance that all risks are adequately insured under our insurance policies. Even if a certain risk is covered by insurance currently maintained by us, there may be terms in our insurance policies which will render the insured loss irrecoverable under such policies. Insurance claims, if any, may also be subject to lengthy processing times and may not fully compensate us for the replacement cost of our equipment or business interruption losses.

If the quantity of our available equipment is reduced because of the occurrence of any of the aforementioned events and our suppliers are not able to provide us with replacements promptly, our operations may be severely interrupted. Any significant loss or damage to our equipment could result in project delays, customer dissatisfaction, and potential loss of business opportunities. Furthermore, the customized nature of our audio-visual equipment means that immediate replacement may not always be possible, as certain equipment may need to be specially ordered or customized to meet our specifications. Our business, financial condition, and results of operations may therefore be materially and adversely affected by any significant disruption to our equipment portfolio or warehouse operations.

We face intense competition in the LED and audio-visual solutions industry and may not be successful in competing against our competitors

The LED and audio-visual solutions industry in Malaysia is becoming increasingly competitive, with service providers expanding their capabilities to offer comprehensive solutions encompassing both rental and installation services. We anticipate that more competitors may evolve into one-stop solution providers, offering integrated services spanning from equipment rental to permanent installations, thereby enhancing their client retention capabilities.

Competition in our industry may intensify as both local and international players expand their presence in the Malaysian market. The increased competition may result in downward pressure on our rental and installation service fees, reduced profit margins, loss of market share in both rental and installation segments, increased marketing and customer acquisition costs, price competition in equipment rental and installation projects, and higher costs in maintaining technological competitiveness.

Our competitors may possess certain competitive advantages over us, including more extensive equipment portfolio, greater financial resources for equipment acquisition and technological upgrades, stronger relationships with corporate clients, more comprehensive service offerings, more competitive pricing structures, and broader geographical coverage.

There is no assurance that we can maintain our current market position in either the rental or installation segments. New competitors may emerge with superior technology, better financing, or stronger client relationships. Existing competitors may substantially expand their operations or enhance their technical capabilities, potentially affecting our ability to secure new contracts or retain existing clients. The rapidly evolving nature of LED and audio-visual technology also means that competitors who successfully adopt new technologies or business models may gain significant advantages. If we fail to keep pace with technological advancements or adapt our service offerings to changing market demands, our competitive position may be materially weakened.

Additionally, market consolidation through mergers and acquisitions among our competitors could create larger, better-resourced entities that may compete more effectively against us. Our business strategy and market positioning, which focuses on providing high-quality LED and audio-visual solutions for both rental and installation segments, may become less effective as competitors enhance their service offerings and technical capabilities. The success of our business model relies heavily on maintaining technological competitiveness and service quality, which requires continuous investment in new equipment and technical expertise.

If we fail to compete effectively in this dynamic market environment, we may lose potential customers and market share. Such competitive pressures could materially and adversely affect our business prospects, financial condition, and results of operations. Furthermore, the need to remain competitive may require us to reduce our service fees or increase our investment in equipment and technology, which could negatively impact our profitability.

Our safety measures and procedures may not fully prevent industrial accidents, which could result in significant liability and adversely affect our operations

The installation and dismantling of LED displays and audio-visual equipment, along with general stage setup activities, involve inherent occupational risks due to the nature of heavy manual operations, working at heights, and handling of electrical equipment. While we maintain safety protocols, we cannot guarantee that these measures will prevent all workplace accidents.

The risks are particularly significant in our installation projects, where work often involves complex equipment setup in various commercial environments. Even with safety measures and supervision, accidents may occur due to various factors including human error, equipment malfunction, or challenging installation conditions. Such incidents could result in serious injuries to our employees.

Under Malaysian employment and workplace safety laws, we may be liable for injuries sustained by both our direct employees and workers employed by our subcontractors during the course of installation or dismantling work. This liability could extend to compensation for medical expenses, loss of income, permanent disability, or fatal accidents. Additionally, we could face regulatory penalties and enforcement actions for workplace safety violations.

The occurrence of workplace accidents could result in compensation claims and legal expenses, increased insurance premiums, delays and additional costs. Such incidents could significantly damage our reputation in the LED and audio-visual solutions industry. We may also face regulatory investigations and penalties, potentially requiring temporary suspension of installation operations and additional costs for implementing enhanced safety measures.

While we maintain insurance coverage for workplace injuries, such insurance may not fully cover all potential claims and liabilities. Moreover, serious accidents could lead to temporary work stoppages, affecting our ability to complete projects on schedule and potentially resulting in contract breaches or client dissatisfaction. The impact of workplace accidents could extend beyond immediate financial costs. Any serious incidents could damage our reputation as a reliable LED and audio-visual solutions provider, potentially affecting our ability to secure new contracts, particularly for large-scale installation projects. Furthermore, heightened regulatory scrutiny following accidents could result in more stringent safety requirements, increasing our operational costs and affecting our project execution capabilities.

We may face intellectual property claims related to our LED and audio-visual solutions, which could adversely impact our operations and financial performance

Our LED and audio-visual solutions business involves the integration of various technologies and content in delivering visual displays for our clients. In providing these services, we may inadvertently infringe upon patents, copyrights, or other intellectual property rights owned by third parties. The complexity of intellectual property rights in the LED and audio-visual industry creates inherent risks. When providing rental services or installing permanent LED displays, we integrate various technological components and systems. The technological solutions we implement may unknowingly incorporate elements that are subject to third-party intellectual property rights, exposing us to potential infringement claims.

A significant portion of our business involves displaying content provided by our clients through our LED systems and audio-visual equipment. While our clients are responsible for ensuring they have the necessary rights to use and display such content, we may become involved in disputes regarding content rights or usage. Our involvement in content display, even as a service provider, could result in our being named in intellectual property infringement claims. Intellectual property litigation can be lengthy and expensive, requiring significant management attention and financial resources to defend. Such proceedings could divert our focus from core business operations and development initiatives. Legal defense costs, settlement payments, or adverse judgments in intellectual property cases could substantially impact our financial performance. If we are found to have infringed intellectual property rights, we may be required to pay substantial damages or ongoing royalty fees, modify our technical solutions or service offerings, invest in developing or acquiring alternative solutions, or restructure certain aspects of our business operations. The costs associated with these remedial measures could significantly impact our financial position and operational capabilities. Furthermore, adverse outcomes in intellectual property disputes could harm our reputation in the LED and audio-visual solutions market, potentially affecting our ability to retain existing clients or attract new business. The need to modify our solutions or service offerings in response to intellectual property claims could also impact our ability to deliver services effectively and maintain our competitive position in the market. These intellectual property risks and potential consequences could materially and adversely affect our business operations, financial condition, and market position in the LED and audio-visual solutions industry.

Our insurance coverage may not be adequate to cover potential liabilities

Certain risks disclosed elsewhere in this section such as risks in relation to customer concentration, our ability to obtain new contracts, our ability to retain and attract personnel, availability and performance of subcontractors, project and cost management, our ability to maintain and renew our registrations, credit risk and liquidity risk, are generally not covered by insurance because they are either uninsurable or it is not cost justifiable to insure against such risks. Insurance policies covering losses from acts of war, terrorism, or natural catastrophes are also either unavailable or cost prohibitive.

Further, we may be subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant liabilities arise due to accidents, natural disasters, or other events which are not covered or are inadequately covered by our insurance, our business may be adversely affected, potentially lead to a loss of assets, lawsuits, employee compensation obligations, or other forms of economic loss.

We cannot guarantee that our current levels of insurance are sufficient to cover all potential risks and losses. In addition, we cannot guarantee that we can renew our policies or can renew our policies on similar or other acceptable terms. If we suffer from severe unexpected losses or losses that far exceed the policy limits, it could have a material and adverse effect on our business, financial position, results of operations and prospect.

Our business plans and strategies may not be successful or be achieved within the expected time frame or within the estimated budget

Our business objectives and strategies as set out in this prospectus are based on our existing plans and intentions. They are based on prevailing circumstances and the development trend of the visual and audio solutions industry currently known to our directors and senior management. These plans are subject to inherent risks and uncertainties at different development stages. We intend to expand our existing business in accordance with our business objectives. We also intend to further increase our capital reserve for financing our equipment purchases, enhancing our equipment, strengthen or manpower in order to cope with the expected increase in demand for our services. The implementation of our strategies and plans will result in significant capital expenditure incurred by us, which may or may not be recoverable, and may divert management’s attention from other business concerns. Our plans and strategies may be hindered by risks including but not limited to those mentioned elsewhere in this section.

There is no assurance that we will successfully implement our strategies or that our strategies will be able to achieve our business objectives. The execution of our future plans may also be hindered by other broader factors beyond our control, such as general market conditions, the economic and political environment of Malaysia. There is also no assurance that we will be able to successfully maintain or increase our market share or grow our business successfully after deploying our management and financial resources. Any failure in maintaining our current market position or implementing our plans could materially and adversely affect our business, financial condition and results of operations.

We and the Operating Subsidiary are exposed to potential disruptions and risks from unforeseen disasters or crises.

The operations and business continuity of our Operating Subsidiary depend on its ability to operate without significant interruption. Unforeseen events such as natural disasters, pandemics, power outages, or other catastrophic events could potentially disrupt their operations, leading to business interruption, financial loss, and damage to our reputation. While our Operating Subsidiary has in place business continuity plans, these plans might not be sufficient to mitigate all potential disruptions. Furthermore, in the context of a global pandemic, our operations may be severely impacted due to government-imposed restrictions, widespread illness among the employees of the Operating Subsidiary, or disruptions in supply chain. There is no guarantee that the contingency plans could fully prevent or remediate the effects of such unforeseen disasters or crises. Thus, our financial condition, results of operations, and business prospects may be adversely affected.

We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business.

We may be involved in claims and litigations in respect of various matters from our customers, subcontractors, workers and other parties concerned with our works from time to time. Such claims may include in particular employees’ compensation claims and personal injury claims in relation to personal injuries suffered by workers as a result of accidents arising out of and in the course of employment of the injured workers. There is no assurance that we will not be involved in any claims or legal proceedings, nor can we assure you that any such claims or legal proceedings would not have a material adverse impact on our business. Should any claims against us fall outside the scope and/or limit of insurance coverage, our financial position may be adversely affected. Regardless of the merits of any outstanding and potential claims, we need to divert management resources and incur extra costs to handle these claims, which could affect our corporate image and reputation if they were published by the press. If the aforesaid claims were successfully made against us and are not covered by insurance policies, we may need to pay damages and legal costs, which in turn could adversely affect our results of operations and financial position.

We may not be able to obtain or maintain the necessary certificates of approval for our audio-visual equipment and related accessories.

Under Malaysian law, certain categories of communication and multimedia equipment are subject to certification by the Energy Commission.

We are currently in the process of applying for the required Certificates of Approval (CoA) for some of our equipment. There can be no assurance that we, or any agents engaged to assist in the certification process, will be able to obtain or maintain such certificates in a timely manner, or at all. The certification process may involve technical testing, documentation review, and compliance with applicable standards.

Failure to obtain or maintain the required CoAs could result in regulatory non-compliance, prevent us from importing, supplying, or renting affected equipment in Malaysia, and materially and adversely affect our business, financial condition, results of operations, and prospects.

We may be required to relocate our warehouse operations if the tenancy for our current premises is not renewed.

Our Operating Subsidiary, MSAV, currently utilizes the premises located at Lot 5746B and Lot 5746C, Batu 4½, Jalan Klang Lama, 58000, Wilayah Persekutuan, Kuala Lumpur as a warehouse for storage purposes. The tenancy agreement for these premises will expire on 31 December 2025. If we are unable to secure a renewal or enter into new tenancy arrangements for these premises, we may be required to relocate our warehouse operations. Such relocation could result in temporary disruption to our logistics and inventory management, increased operating costs, and potential delays in fulfilling customer orders, which could adversely affect our business, financial condition, and results of operations.

Our tenancy agreements may be subject to unilateral termination by the landlord, which could disrupt our operations.

Certain tenancy agreements entered into by our subsidiary, MSAV, contain provisions that allow the landlord to unilaterally terminate the agreement under specific circumstances. If the landlord exercises this right, we may be required to vacate the premises on short notice. Such termination could result in the loss of access to our warehouse facilities, disruption of storage and logistics operations, and increased costs associated with securing alternative premises, all of which could adversely affect our business, financial condition, and results of operations.

Failure to comply with local regulatory requirements may result in fines, penalties and adverse effects on our operations.

Our Operating Subsidiary is required to comply with various Malaysian laws and obtain necessary licenses and approvals to lawfully carry out its business, the failure of which may subject us to the imposition of material fines and penalties. We are specifically subject to several key regulatory regimes on business licensing, workplace safety and equipment approval. See “Regulatory Environment” on page 71.

As at the date of this prospectus, our Operating Subsidiary is not in full compliance with the requirements to secure certificates of approval for regulated equipment and certain workplace safety requirements. The Operating Subsidiary is currently implementing remedial measures and expects to achieve compliance. Failure to achieve compliance may affect our business, cash flows, financial condition, results of operations and/or result in the imprisonment of members of our management, which would adversely affect our operations and financial performance.

We are subject to risks associated with loan and financing arrangement

In the ordinary course of business, our Operating Subsidiary has obtained loans and financing facilities to support its operational and growth initiatives. While these arrangements are critical for maintaining liquidity and funding business activities, they also expose us to various risks, including fluctuations in interest rates, compliance with financial and operating covenants, liquidity constraints, exposure to changes in credit ratings, regulatory and legal risks and potential loss of ownership over receivables or assets in the event of default.

Any of these risks could materially and adversely affect our financial condition, operating results, and business prospects.

The agreements governing these loans and financing facilities also impose certain operating and financial restrictions on our Operating Subsidiary. These restrictions include, among other things, limitations on (a) changes in ownership and/or management structure; (b) incurrence of additional indebtedness, (c) mergers, acquisitions, or corporate reorganization; and (d) declaration and distribution of dividends.

Additionally, our Operating Subsidiary has obtained a loan under the Working Capital Guarantee Scheme for Bumiputera Companies, under which the Government of Malaysia guarantees 80% of the facility. Following the completion of our corporate reorganization in connection with this offering, we are no longer classified as a Bumiputera company. As a result, the relevant financial institution may terminate this facility.

These restrictions may limit the Operating Subsidiary’s flexibility to operate its business, pursue strategic transactions, or obtain additional financing. There is no assurance that the Operating Subsidiary will be able to obtain the necessary waivers, consents, or approvals from its financiers, or that such approvals, if obtained, will be on terms favorable to us or our Operating Subsidiary.

A breach of any of these covenants or restrictions could result in an event of default. In such an event, the financier may accelerate repayment of the relevant loan or financing facility, and such default may also trigger cross-default provisions in other financing arrangements, further exacerbating our financial exposure.

We rely on freelance personnel to support our audio-visual equipment supply, rental, and installation business

We may occasionally engage freelance personnel on an as-needed basis to assist with lighting and sound system adjustments as part of our audio-visual equipment supply, rental, and installation services. If a freelancer breaches any applicable law or regulation while providing services, we may experience operational disruptions, reputational damage, or legal and financial liabilities. Furthermore, improper actions by freelancers, such as damage to equipment or violation of safety regulations could result in claims against us. In addition, if any freelancers are engaged without proper verification of their work permits or in contravention of applicable labor or immigration laws, we may be exposed to additional regulatory or enforcement risks, including fines, penalties, or prosecution, which could further adversely affect our operations and reputation.

Risks Related to Our Securities and This Offering

An active trading market for our Ordinary Shares may not be established or, if established, may not continue, and the trading price for our Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Ordinary Shares will be established. If an active public market for our Ordinary Shares does not occur following the completion of this offering, the market price and liquidity of our shares may be materially and adversely affected. The initial public offering price for our shares in this offering was determined by negotiation between us and the representative of the underwriters based on several factors, and we can provide no assurance that the trading price of our shares after this offering will not decline below the public offering price. As a result, investors in our shares may experience a significant decrease in the value of their shares.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares.

The trading price of our Ordinary Shares could fluctuate widely due to factors beyond our control and may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines due to market and industry factors as well as to factors specific to a company’s own operations including the following:

•        fluctuations in our revenues, earnings, and cash flow;

•        changes in financial estimates by securities analysts;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors in our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines after this offering or if such investors purchase our Ordinary Shares prior to any price decline.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may not be able to maintain the listing of our Ordinary Shares on Nasdaq, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

We intend to list our Ordinary Shares on Nasdaq concurrently with this offering. In order to continue listing our shares on Nasdaq, we must maintain certain financial and share price levels, and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on Nasdaq in the future.

If Nasdaq delists our Ordinary Shares, and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

•        limited availability of market quotations for our Ordinary Shares;

•        reduced liquidity for our Ordinary Shares;

•        a determination that our Ordinary Shares are “penny stock” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Moreover, if we were no longer listed on Nasdaq or another national securities exchange, we would be subject to state securities laws of each state in which we offer our shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume of our shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our shares, and could materially impair our ability to raise capital through equity offerings in the future. Prior to the sale of our shares in this offering, we have 20,000,000 Ordinary Shares outstanding. The shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. There will be 23,750,000 Ordinary Shares outstanding immediately after this offering (or 24,312,500 if the over-allotment is exercised in full). In connection with this offering, our directors and officers and any other holder of five percent (5%) or more of the outstanding Ordinary Shares of the Company have agreed not to sell any shares until 180 days following the date of the commencement of sales of this offering without the prior written consent of the representative of the Representative, subject to certain exceptions. However, the representative of the underwriters may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by any shareholders or the availability of these securities for future sale will have on the market price of our shares.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than they received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman law. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors as determined by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares, and you may even lose your entire investment.

Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

Immediately prior to the completion of this offering, the controlling shareholder, LYS (BVI) LTD directly controls an aggregate of approximately 54.74% of our issued and outstanding Ordinary Shares. Upon completion of this offering LYS (BVI) LTD will, indirectly control approximately 54.74% of our issued and outstanding Ordinary Shares.

Accordingly, our controlling shareholder will have considerable influence or control over the outcome of any corporate transactions or other matters submitted to the shareholders for approval, including (i) mergers, consolidations, (ii) the election or removal of Directors, (iii) the sale of all or substantially all of our assets, (iv) making amendments to our Amended and Restated Memorandum and Articles of Association, (v) whether to issue additional shares, including to him, (vi) employment, including compensation arrangements, and (vii) the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares or your ability to influence corporate matters. See “Principal Shareholders”.

Following this Offering, our Controlling Shareholder will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholder has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” under Nasdaq rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Upon completion of this Offering, LYS (BVI) LTD will indirectly control approximately 54.74% of our issued and outstanding Ordinary Shares (assuming no exercise of the over-allotment option) of the aggregate voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholder will have the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•        the requirement that our director nominees must be selected or recommended solely by independent directors; and

•        the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

In the event that our Board decides to declare and pay dividends, they may be prohibited from doing so due to certain regulations and contractual restrictions.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the Cayman Islands or Malaysia, that would affect the payment or remittance of dividends. However, if Malaysia or any country in which we operate introduces such restrictions in the future, our ability to repatriate dividends or other payments from our Operating Subsidiary or other countries may be adversely affected. Furthermore, current Malaysia regulations permit a Malaysian subsidiary to pay dividends to its respective shareholders only out of its profits, if any, determined in accordance with Malaysian accounting standards and regulations.

As our Company is a holding company and relies primarily on dividends and other payments from its Operating Subsidiary to meet its cash requirements, any restrictions on such dividends or other payments could materially and adversely affect our liquidity, financial condition, and results of operations.

Because our public offering price per Ordinary Share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase shares in this offering, you will pay substantially more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of US$4.29 per share, representing the difference between our as adjusted net tangible book value per share of US$0.71 as of June 30, 2025, after giving effect to the net proceeds to us from this offering, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus and an assumed initial public offering price of US$5.00 per share being the mid-point of the initial public offering price range. See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon the completion of this offering.

Our Pre-IPO Investors have purchased their shares at a price less than the purchase price of the shares in this offering and will be able to sell their shares after completion of this offering subject to restrictions under the lock-up requirement.

Our Pre-IPO shareholders have purchased their Ordinary Shares at an average price of approximately US$0.20 per share, which is substantially lower than the assumed initial public offering price of US$5.00 per share being the mid-point of the initial public offering price range. The Ordinary Shares issued to the Company’s existing shareholders are “restricted” securities under applicable U.S. federal and state securities laws and are being registered to provide the Pre-IPO Investors the opportunity to sell those Ordinary Shares. The Pre-IPO Investors who own more than 5% of the Company’s shares are subject to lock-up or leakage agreements. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their Pre-IPO shares, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Ordinary Shares following completion of the offering, to the detriment of participants in this offering.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or any portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any tax year. We treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our combined financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by the provisions of our Amended and Restated Memorandum and Articles of Association (as amended from time to time), and by the provisions of the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands.

The rights of our shareholders and the fiduciary duties of our directors and officers under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s memorandum and articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (Revised) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, or members of the board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an “emerging growth company” within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company” in the U.S. federal securities laws, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

Upon consummation of this Offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company”, as defined in the U.S. federal securities laws will remain an emerging growth company until the earlier of (1) the last day of the financial year (a)following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior March 31st, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation.

Upon the closing of this Offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each financial year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each financial year. Foreign private issuers also are exempt from Regulation Fair Disclosure (FD), aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second quarter, and, accordingly, the next determination will be made with respect to us on March 31, 2026. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or if we fail to meet additional requirements necessary to avoid loss of foreign private issuer status.

If we lose our foreign private issuer status on such date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning at the end of the first fiscal year ending after such date, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules and will be required to comply with the applicable requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. These expenses will relate to, among other things, the obligation to reconcile our financial information that is reported according to IFRS to U.S. GAAP and to report future results according to U.S. GAAP. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, obtaining and maintaining directors’ and officers’

liability insurance would become more difficult and expensive for us, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on any home country practices with respect to our corporate governance after we complete this offering. However, if we do choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. could also make it more difficult for us to attract and retain qualified members of our board of directors.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our shares.

We will incur additional legal, accounting, and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company nor the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

USE OF PROCEEDS

Assuming an initial public offering price of US$5.00 per Ordinary Share, being the mid-point of the initial public offering price range, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately US$15.86 million if the Underwriters do not exercise their Over-Allotment Option, and US$18.44 million if the Underwriters exercise their Over-Allotment Option in full, after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed IPO price of $5.00 per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $3.45 million, assuming that the number of Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of Shares we are offering would increase (decrease) the net proceeds to us from this offering by $4.6 million, assuming the assumed IPO price remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us.

The primary purpose of this offering is to create a public market for the Shares for the benefit of all shareholders. We plan to use the net proceeds of this offering as follows:

•        Approximately 35% for expansion of audio-visual equipment portfolio;

•        Approximately 30% for enhancement of technical capabilities and manpower; and

•        Approximately 35% for strengthening operational infrastructure and logistics

The actual allocation of proceeds realized from this offering will depend upon our operating revenues and cash position and our working capital requirements and may change. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs, or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors.”

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing obligations, investment-grade instruments, or certificates of deposit.

CAPITALIZATION

The following table sets forth our capitalization and our indebtedness as of June 30, 2025, as follows:

•        on an actual basis;

•        on a pro forma basis to reflect the issuance and sale of 3,750,000 Ordinary Shares by us in this offering at an assumed initial public offering price of US$5 per Ordinary Share being the mid-point of the initial public offering price range, assuming the underwriters do not exercise the over-allotment option.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds,” “Selected Combined Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes included elsewhere in this prospectus.

	Actual	Pro Forma as adjusted (Over-allotment option not exercised)(1)	Pro Forma as adjusted (Over-allotment option fully exercised)(2)
	(US$)	(US$)	(US$)
Cash and Cash Equivalents	78,448	15,933,848	18,521,348

Long-term borrowings and interest payables, current portion	129,959	129,959	129,959
Long-term borrowings and interest payables	179,843	179,843	179,843
Total Indebtedness	309,802	309,802	309,802

Shareholders’ Equity
Ordinary Shares, par value US$0.00001 per share, 4,000,000,000 Ordinary Shares authorized, 20,000,000 Ordinary Shares outstanding on an actual basis(3)	200	238	243
Additional paid-in capital	308,906	16,164,268	18,751,763
Subscription receivables	(200)	(200)	(200)
Retained earnings	578,036	578,036	578,036
Total Equity	886,942	16,742,342	19,329,842
Total Capitalization	1,196,744	17,052,144	19,639,644

____________

(1)      In the event that the underwriters’ over-allotment option is not exercised in this offering, pro forma as-adjusted total ordinary shares outstanding would be 23,750,000 shares, pro forma as-adjusted additional paid-in capital would be approximately US$16.16 million, and pro forma as-adjusted total equity would be approximately US$16.74 million, reflecting the sum of net proceeds of this offering in the approximate amount of US$15.86 million and the actual equity of US$0.89 million.

(2)      In the event that the underwriters’ over-allotment option is exercised in full in this offering, pro forma as-adjusted total ordinary shares outstanding would be 24,312,500 shares, pro forma as-adjusted additional paid-in capital would be approximately US$18.75 million, and pro forma as- adjusted total equity would be approximately US$19.33 million, reflecting the sum of net proceeds of this offering in the approximate amount of US$18.44 million and the actual equity of US$0.89 million.

(3)      The share and per share information are presented on a retrospective basis to reflect the Reorganization completed on December 10, 2025.

DIVIDENDS AND DIVIDEND POLICY

We do not intend to pay any dividends on our Ordinary Shares for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business.

Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors

Subject to the Companies Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount out of profits and/or our share premium account, if shares have been issued at a premium, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend upon the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares. When making recommendations on the timing, amount, and form of future dividends, if any, our board of directors will consider, among other things:

•        our results of operations and cash flow;

•        our expected financial performance and working capital needs;

•        our future prospects;

•        our capital expenditures and other investment plans;

•        other investment and growth plans;

•        dividend yields of comparable companies globally;

•        restrictions on the payment of dividends that may be imposed on us by our financing arrangements; and

•        the general economic and business conditions and other factors deemed relevant by our board of directors and statutory restrictions on the payment of dividends.

We are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares. There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the Cayman Islands, or the places of incorporation of our significant subsidiaries, or contractual restrictions that would affect the payment or remittance of dividends save for restrictions on the payment of dividends imposed on us by our financing arrangements. In the event that the group strategy is to have the subsidiaries raise capital and retain such financing for their operations, such loan or financing agreements may contain covenants which could restrict the payment of dividends. Furthermore, current Malaysia regulations permit a Malaysia subsidiary to pay dividends to its respective shareholders only out of its profits, if any, determined in accordance with Malaysian accounting standards and regulations.

DILUTION

Investors purchasing our Ordinary Shares in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their Ordinary Shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our Ordinary Shares and the pro forma as adjusted net tangible book value per share of our Ordinary Shares immediately after the offering.

As of June 30, 2025, we had a historical net tangible book value of US$0.88 million or US$0.04 per share. Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of outstanding Ordinary Shares. After giving effect to the sale of Ordinary Shares in this offering by the Company at an assumed initial public offering price of US$5.00 per share, being the mid-point of the initial public offering price range, after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and offering expenses payable by the Company, the pro forma as adjusted net tangible book value as of June 30, 2025 would have been approximately US$16.73 million, or US$0.70 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$0.66 per share to our existing shareholders and an immediate dilution of US$4.30 per share to new investors purchasing Ordinary Shares in this offering.

The following table illustrates this dilution on a per share basis to new investors.

	No Exercise of Over-Allotment Option US$	Full Exercise of Over-Allotment Option US$
Assumed initial public offering price per Ordinary Share	5.00	5.00
Historical net tangible book value per share as of June 30, 2025	0.04	0.04
Increase in as adjusted net tangible book value per share attributable to the investors in this offering	0.66	0.75
Pro forma net tangible book value per share after giving effect to this offering	0.70	0.79
Dilution per share to new investors participating in this offering	4.30	4.21

If the underwriters exercise the option to purchase additional shares to cover over-allotments in full, the pro forma net tangible book value per Ordinary Share after giving effect to this offering would be approximately US$0.79 per share, and the dilution to investors in this offering would be approximately US$4.21 per Ordinary Share.

The following table illustrates our pro forma proportionate ownership, upon completion of this offering, by (i) the Existing shareholders; and (ii) investors purchasing Ordinary Shares in this Offering, assuming the underwriters do not exercise their over-allotment option, together with the total price and average price per Ordinary Share paid by each of these groups of shareholders.

	Shares purchased			Total consideration
	Number		Percent(1)	Amount (US$)		Percent(1)		Average price per share (US$)
Existing shareholders(2)	20,000,000		84.20%	$308,906		1.60%		$0.02
Public Investors	3,750,000	(3)	15.80%	$18,750,000	(3)	98.40	%(3)	$5.00
Total	23,750,000	(3)	100.00%	$19,058,906		100.00%		0.80

____________

(1)      Represents the percent ownership after this offering.

(2)      Prior to the offering, the Existing shareholders, together, own an aggregate of 100% of the outstanding Ordinary Shares of the Company.

(3)      Assumes no exercise of the over-allotment option by the underwriters.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the combined financial statements and the notes to those statements included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Industry Data.”

Overview

Founded in late 2013 and based in Malaysia, we are a diversified technology and media partner delivering end-to-end solutions in audio-visual (AV) system consulting and design. Our core business focuses on the rental and installation of LED screens, sound and lighting systems and other supporting equipment tailored to high-impact events such as large shopping malls, upscale hotels, business summits, concerts, and exhibitions.

Our operations align with the robust growth of Southeast Asia’s digital economy, while the booming commercial and cultural events are boosting demand for AV rentals. We leverage three key strengths: deep local market insights to meet customized needs, integrated AV rental and on-site technical support capabilities, and ongoing technology upgrades to maintain service quality.

Key Factors that Affect Our Results of Operations

Our business and results of operations are affected by a number of factors. While these factors present significant opportunities for our business, they also pose important risks and challenges we need to successfully address in order to growth our business.

Macroeconomic Conditions in Malaysia

Our results of operations are significantly influenced by Malaysia’s macroeconomic performance, particularly the synergistic effect of economic growth and consumption upgrading, which directly fuels demand for the LED rental industry. Driven by robust domestic economic momentum, Malaysia’s GDP grew by 5.1% year-on-year in 2024, significantly exceeding expectations. This growth has propelled a significant rebound in demand for business events, cultural entertainment activities, and brand marketing initiatives, all of which are core application scenarios for our LED rental services.

Additionally, rising disposable income has strengthened consumers’ willingness to pay for high-end audio-visual experiences. This trend has translated into sustained expansion in the scale of LED equipment rentals for large-format events such as concerts and sports tournaments, further supporting our revenue growth.

However, during periods of economic uncertainty or downturn, enterprises often cut expenditures on exhibitions and promotions. This directly impacts event management companies’ demand for LED rental services, thereby affecting our revenue. To address such cyclical demand fluctuations, we have developed strategies to enhance our resilience — for instance, expanding our service scope to include areas with relatively stable demand, such as livelihood services and government projects, and establishing long-term customer relationships to ensure a steady stream of projects.

Additionally, we have learned from past crisis, such as the COVID-19 pandemic, which highlighted the industry’s vulnerability in the face of unforeseen events. In response, we have implemented comprehensive emergency response measures to mitigate risks, including partial retention of the advance payments in the event of customer order cancellations (to be credited against future orders), regular equipment checks and maintenance to prevent damage from idleness, and flexible employee placement arrangements. These measures ensure a rapid response when a crisis occurs, helping to minimize losses.

Growth of Malaysia’s Tourism Industry

The robust development of Malaysia’s tourism industry has emerged as a critical driver of our LED rental business, as its recovery and expansion directly boost demand from core sectors like shopping malls and high-end hotels — key clients for our services.

In recent years, against shifting global dynamics, Malaysian cities such as Kuala Lumpur and Penang have surpassed destinations in Thailand and Myanmar to become top tourism choices in Southeast Asia. This trend was underscored by Malaysia’s 28 million international tourist arrivals in 2024, representing a 35% year-on-year increase. Concurrently, foot traffic in prime commercial districts — including Kuala Lumpur’s Petronas Twin Towers (KLCC) area and Penang’s George Town — rose by 42% year-on-year, fueling heightened business activity for local merchants. To attract tourist spending amid this influx, large shopping malls frequently host themed promotions, cultural exhibitions and interactive events. These initiatives create strong demand for our LED rental services, including large LED screens (for event promotion), small-sized LED modules (for in-store counter displays), and supporting audio equipment — all aimed at enhancing the visual experience for tourists and driving engagement.

Meanwhile, the tourism recovery has lifted hotel occupancy rates, spurring a surge in events such as corporate meetings and cross-border business receptions. High-end hotels (e.g., luxury international chains) are prioritizing service quality upgrades, leading them to seek LED rental solutions tailored to their specific needs. This includes LED display systems (for meeting live streams and brand logo showcases) and stage lighting equipment, with a clear preference for customized rental plans — such as LED video walls adapted to the size of conference halls — to align with their venue requirements and event standards.

Collectively, the growth of Malaysia’s tourism industry expands the addressable market for our LED rental services, while the rising demand for tailored solutions also supports higher service value and revenue potential.

Rising Equipment Upgrade Costs

The rapid evolution of LED display technology directly impacts the rental market by driving demand for high-end solutions and increasing equipment obsolescence risks. Clients now prioritize advanced LED technologies for events — such as Mini LED screens (for superior image quality and durability) and XR-compatible displays (for immersive visual effects). To meet this demand, we must continuously invest in new, high-tech equipment. At the same time, older LED models quickly become obsolete (as clients no longer prefer them), forcing us to replace or upgrade existing equipment portfolio sooner. These mandatory equipment upgrades require significant capital expenditure, which directly impacts our operating expenses and cash flow.

Results of Operations

The following table sets forth a summary of our combined results of operations, in absolute amount and as a percentage of our revenues for the years ended June 30, 2024, and 2025. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future periods.

	For the Years Ended June 30,				Variance
	2024		2025		Amount	Percentage
	MYR	%	MYR	%	MYR	%
Revenues	14,458,380	100.00	15,194,767	100.00	736,387	5.09
Cost of revenues	(6,482,484)	(44.84)	(4,539,441)	(29.88)	1,943,043	(29.97)
Gross profit	7,975,896	55.16	10,655,326	70.12	2,679,430	33.59

Operating expenses
Selling and marketing expenses	(1,824,250)	(12.62)	(1,743,973)	(11.48)	80,277	(4.40)
General and administrative expenses	(2,612,092)	(18.07)	(2,995,403)	(19.71)	(383,311)	14.67
Expected credit losses	(746,746)	(5.16)	(911,706)	(6.00)	(164,960)	22.09
Total operating expenses	(5,183,088)	(35.85)	(5,651,082)	(37.19)	(467,994)	9.03
Income from operations	2,792,808	19.32	5,004,244	32.93	2,211,436	79.18

	For the Years Ended June 30,				Variance
	2024		2025		Amount	Percentage
	MYR	%	MYR	%	MYR	%
Other income/(expenses)
Financial expenses, net	(405,756)	(2.81)	(359,931)	(2.37)	45,825	(11.29)
Other income, net	(583)	(0.00)	(6,126)	(0.04)	(5,543)	950.77
Total other expenses, net	(406,339)	(2.81)	(366,057)	(2.41)	40,282	(9.91)

Income before income tax expense	2,386,469	16.51	4,638,187	30.52	2,251,718	94.35
Income tax expense	(602,418)	(4.17)	(1,248,165)	(8.21)	(645,747)	107.19
Net income	1,784,051	12.34	3,390,022	22.31	1,605,971	90.02

Key Components of Results of Operations

Revenues

We are principally engaged in the business of renting LED equipment. Ancillary to the principal LED equipment rental business, we also sell the audio-visual equipment and offer certain services to support our customers.

	For the Years Ended June 30,				Variance
	2024		2025		Amount	Percentage
	MYR	%	MYR	%	MYR	%
Revenues
– Rental Revenue	14,162,565	97.95	14,768,987	97.20	606,422	4.28
Short-term Event-Based	7,214,170	49.90	7,469,243	49.16	255,073	3.54
Long-term contracts	6,948,395	48.06	7,299,744	48.04	351,349	5.06
– Sales Revenue	295,815	2.05	425,780	2.80	129,965	43.93
Total revenues	14,458,380	100.00	15,194,767	100.00	736,387	5.09

Cost of Revenues

The following are the primary components of our cost of revenue.

	For the Years Ended June 30,				Variance
	2024		2025		Amount	Percentage
	MYR	%	MYR	%	MYR	%
Cost of revenues
Payroll costs	1,388,310	21.42	1,530,119	33.71	141,809	(7.30)
Outsourced labor costs	1,593,911	24.59	760,710	16.76	(833,201)	42.88
Subcontract rental costs	2,450,489	37.80	1,122,189	24.72	(1,328,300)	68.36
Depreciation costs	814,191	12.56	835,995	18.42	21,804	(1.12)
Cost of equipment sold	167,226	2.58	233,534	5.14	66,308	(3.41)
Other costs	68,357	1.05	56,894	1.25	(11,463)	0.59
Total cost of revenues	6,482,484	100.00	4,539,441	100.00	(1,943,043)	100.00

Cost of Revenue consists of costs for equipment sold and other costs for renting. For the years ended June 30, 2024, and 2025, the Group recorded costs for equipment selling of MYR 167,226 and MYR 233,534 (USD 55,492), respectively. Other costs for renting included costs directly related to revenue generating activities, which primarily includes payroll costs including salaries and related social insurance costs for operations personnel, depreciation of property and equipment, outsourced labor costs related to operation, and other operating costs directly linked to the revenues including short-term rental costs for certain equipment, transportation costs and other miscellaneous costs.

Gross Profit and Gross Profit Margin

Gross profit represents revenues less cost of revenues. Gross profit margin represents gross profit as a percentage of our revenues. Our gross profit is primarily affected by our ability to generate revenues and the fluctuation of our costs. The following table below sets forth our gross profit and gross profit margin in respect of revenue streams for the periods indicated.

	For the Years Ended June 30,				Variance
	2024		2025		Amount	Percentage
	MYR	Margin %	MYR	Margin %	MYR	%
Net revenue	14,458,380		15,194,767		736,387	5.09
Cost of revenues	(6,482,484)		(4,539,441)		1,943,043	(29.97)
Gross profit and gross profit margin	7,975,896	55.16	10,655,326	70.12	2,679,430	33.59

Operating Expenses

Selling and Marketing Expenses

Selling and marketing expenses primarily consist of (i) commission fees paid for third-parties, and (ii) employee compensation for sales and market-development activities.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) payroll expenses including salaries, allowances, bonus, expenses paid for over-time, and related social insurance expenses for management and administrative personnel, (ii) office and utilities expenses, (iii) rental expenses for office space, (iv) travelling expenses, (v) depreciation and amortization expenses for property and equipment used for office purpose, and (vi) other miscellaneous administrative expenses.

Financial Expenses, Net

Our financial expenses, net primarily consist of interest expenses for borrowings and miscellaneous bank charges, partially offset by interest income from bank deposits.

Comparison of Years Ended June 30, 2024, and 2025

Revenues

For the fiscal year ended June 30, 2025, our revenue was MYR15,194,767, an increase of MYR736,387, or 5.09%, compared to MYR14,458,380 for the fiscal year ended June 30, 2024. We derive a significant portion of our total revenue from the rental of LED equipment and other supporting system, which comprise MYR14,162,565 or 97.95% and MYR14,768,987 or 97.20% of our total revenue for the fiscal year 2024 and 2025, respectively. The increase of MYR606,422 or 4.28% for the fiscal year 2025 was mainly attributable to stable growth of the rental of LED equipment, driven by the increase in the number of recurring customers and a steady recovery of event-related demand in Malaysia. Specifically, revenue from short-term event-based rentals increased by RM255,073 (or 3.54%), mainly attributable to a growing number of new customers compared to fiscal 2024; Revenue from long-term contracts increased by RM351,349 (or 5.06%), primarily due to a higher volume of events arranged during the year, and both business arrangements contributed effectively to the overall revenue growth. Apart from providing the rental of LED equipment and other supporting system, we generated revenue from the sale of LED and other equipment. During the fiscal years ended June 30, 2025, and 2024, we recognized sales revenue of MYR425,780 or 2.80% and MYR295,815 or 2.05% of our total revenue During the fiscal years ended June 30, 2024, and 2025, we recognized sales revenue of MYR295,815 or 2.05% and MYR425,780 or 2.80% of our total revenue, respectively. The increase of MYR129,965 or 43.93% for the fiscal year 2025 was mainly attributable to the expansion of this business segment.

Cost of Revenues

We recorded a total cost of revenues of MYR4,539,441 for the year ended June 30, 2025, representing a decrease of MYR1,943,043, or 29.97% compared to MYR6,482,484 for the year ended June 30, 2024. This was primarily driven by two key factors:

(i)     Labor costs for outsourced personnel decreased by MYR 833,201, while in-house employee costs increased by MYR 141,809. This net reduction resulted from our improved utilization of in-house employees and the optimization of our workforce structure, which reduced our reliance on external outsourcing and enabled more efficient overall cost control.

(ii)    Subcontracted rental expenses decreased by MYR 1,328,300. Previously, we rented specialized LED equipment from external suppliers to meet certain customer requirements. Benefiting from a series of equipment purchases initiated at the end of fiscal year 2024, we were able to satisfy more orders using our own assets, which reduced the need for external rentals and lowered subcontracted rental costs.

Gross Profit and Gross Profit Margin

Our gross profits were MYR7,975,896 and MYR10,655,326 for the years ended June 30, 2024 and 2025, respectively, representing a gross profit margin of 55.16% and 70.12%, respectively, primarily attributable to our efforts to optimize operational efficiency and leverage internal resources, which led to improvement in overall cost control, particularly the labor costs of outsourced personnel.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 4.4%, from MYR1,824,250 for the year ended June 30, 2024, to MYR1,743,973 for the year ended June 30, 2025. The decrease was primarily driven by lower commission expenses, as sales incentive payments to marketing personnel declined following a more stable proportion of recurring customers.

General and Administrative Expenses

Our general and administrative expenses increased by 14.67% from MYR2,612,092 for the year ended June 30, 2024, to MYR2,995,403 for the year ended June 30, 2025, primarily due to an increase in salaries and related benefits for administrative and management personnel. The increase was mainly attributable to the expansion of the Company’s operations, which required additional managerial and administrative support for daily operations, customer relationship management, and overall business coordination.

Expected credit losses

Our expected credit losses primarily relate to accounts receivable arising from our equipment rental business. The expected credit losses increased from MYR 746,746 for the year ended June 30, 2024, to MYR 911,706 for the year ended June 30, 2025, mainly reflecting the higher level of accounts receivable balance associated with the growth in rental revenue. We continuously monitor the aging and recoverability of receivables and assess the adequacy of the allowance by considering historical loss experience, current economic conditions, and forward-looking information.

Financial Expenses, Net

Our financial expenses, net slightly decreased from MYR405,756 for the year ended June 30, 2024, to MYR359,931 for the year ended June 30, 2025, primarily attributable to the slight decrease of interest expenses incurred for bank borrowings.

Net income

As a result of the foregoing, we recorded a net income of MYR1,784,051 and MYR3,390,022 for the years ended June 30, 2024, and 2025, respectively. The increase in net income was primarily attributable to our efforts to optimize operational efficiency and leverage internal resources, which led to improvement in overall cost control, particularly the labor costs of outsourced personnel.

Taxation

Cayman Islands

The Company incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands and accordingly, are exempted from Cayman Islands income and corporate tax. As such, the Company is not subject to tax on either income or capital gain. In addition, no withholding tax is imposed upon any payments of dividends by subsidiaries to the Company.

Malaysia

Our subsidiary MSAV is governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR 2,500,000 or less, and gross income of not more than MYR 50 million) is 15% for the first MYR 150,000 (approximately USD37,500) taxable income, and 17% for taxable income between MYR 150,001 (approximately USD37,500) to MYR 600,000 (approximately USD150,000), with the remaining balance of taxable income being taxed at the 24% rate.

Liquidity and Capital Resources

Our primary sources of liquidity have been cash flows from our operating activities, capital contributions from shareholders and borrowings from banks. As of June 30, 2024, and 2025, we had cash and cash equivalents of MYR 551,191 and MYR 330,139, respectively. Net working capital improved from a deficit of MYR 1,349,255 as of June 30, 2024, to a positive working capital position of MYR 433,402 as of June 30, 2025. The improvement was primarily attributable to the steady increase in net income and operating cash inflows during the year, reflecting enhanced profitability.

We recorded net income of MYR 1,784,051 and MYR 3,390,022 for the years ended June 30, 2024, and 2025, respectively. We recorded net cash provided by operating activities of MYR 1,144,860 and MYR 2,031,413 for the years ended June 30, 2024, and 2025, respectively. As a result of sustained profitability, our accumulated deficit of MYR 957,419 as of June 30, 2024, turned into retained earnings of MYR 2,432,603 as of June 30, 2025, indicating an overall strengthening of our financial position.

Our liquidity is based on our ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds from financial institutions. Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the expansion of sales and marketing activities, and the expansion and penetration of our business into different geographies and markets. To enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, we may in the future seek equity financing or obtain credit facilities. The issue of additional equity securities would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all. If we are unable to obtain sufficient funding, we could be required to delay our development efforts and limit activities, which could adversely affect our business and combined financial statements.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the years ended June 30,
	2024	2025
	MYR	MYR
Net cash provided by operating activities	1,144,860	2,031,413
Net cash used in investing activities	(960,260)	(1,778,952)
Net cash used in financing activities	(267,959)	(473,513)
Effect of exchange rate changes	—	—
Net change in cash	(83,359)	(221,052)
Cash, at beginning of the year	634,550	551,191
Cash, at end of the year	551,191	330,139

Operating Activities

Our net cash provided by operating activities was MYR 1,144,860 for the year ended June 30, 2024, which was primarily attributable to a net income of MYR 1,784,051, as adjusted for (i) certain non-cash items, primarily including amortization of right-of-use assets of MYR 23,867, depreciation of property and equipment of MYR 852,316, provision for expected credit losses of MYR 746,746 and a decrease of MYR 421,327 in deferred taxes; and (ii) changes in working capital that positively affected the cash flow from operating activities, primarily an increase of MYR 131,650 in prepaid expenses and other current assets, a decrease of MYR 12,103 in accrued liabilities and other payables mainly due to the increased accrued payroll and welfare, and an increase of MYR 118,091 in income taxes payable; partially offset by (iii) changes in working capital that negatively affected the cash flow from operating activities, primarily including a decrease of MYR 1,039,684 in amounts due to related parties, a decrease of MYR 23,867 in operating lease liabilities, and an increase of MYR1,594,234 in accounts receivable mainly due to the increased receivables for the rental of LED equipment.

Our net cash provided by operating activities was MYR2,031,413 for the year ended June 30, 2025, which was primarily attributable to a net income of MYR 3,390,022, as adjusted for (i) certain non-cash items, primarily including amortization of right-of-use assets of MYR43,474, depreciation of property and equipment of MYR839,282, provision for expected credit losses of MYR 911,706, and an increase of MYR 8,998 in deferred taxes; and (ii) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase of MYR 455,025 in prepaid expenses and other current assets, an increase of MYR 1,200,163 in income taxes payable, an increase of MYR43,474 in operating lease liabilities; partially offset by (iii) changes in working capital that negatively affected the cash flow from operating activities, primarily including a decrease of MYR 24,068 in accrued liabilities and other payables mainly due to the decreased accrued payroll and welfare, a decrease of MYR1,403,885 in amounts due to related parties, an increase of MYR 2,201,846 in accounts receivable mainly due to the increased receivables for the rental of LED equipment, and an increase of MYR 215,938 in amounts due from relate parties due to the increased receivables for loans borrowed to related parties.

Investing Activities

Our net cash used in investing activities for the year ended June 30, 2025, was MYR1,778,952 primarily attributable to purchase of property, equipment of MYR 1,778,952.

Our net cash used in investing activities for the year ended June 30, 2024, was MYR960,260 primarily attributable to purchase of property, equipment of MYR960,260.

Financing Activities

Our net cash provided by financing activities for the year ended June 30, 2025 was MYR473,513, primarily attributable to repayments of long-term bank loans of MYR473,513.

Our net cash provided by financing activities for the year ended June 30, 2024, was MYR267,959, primarily attributable to repayments of long-term bank loans of MYR267,959.

Capital Expenditures

We incurred capital expenditures of MYR1,978,646 and MYR2,005,489 for the years ended June 30, 2024, and 2025, respectively, primarily for the purchase of LED equipment. We expect that our capital expenditures will increase in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by customer demand for our products and services. Our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to incur capital expenditures to support the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2025:

	Payments due by schedule
	Less than 1 year	1 – 3 years	More than 3 years	Total
Operating leases	24,952	11,201	—	36,153
Long-term bank loans plus accrued interests	546,921	756,852	—	1,303,773

Operating lease agreements represented non-cancellable operating leases for our use of office in Malaysia. Other than those shown above, we did not have any other significant capital commitments, purchase commitments, long-term obligations or guarantees as of June 30, 2025.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee payment obligations of any third party. We have not entered into any derivative contract that is indexed to our shares and classified as shareholder’s equity or that is not reflected in our combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to us, or engages in leasing, hedging or product development services with us.

Holding Company Structure

MSAV HOLDINGS LTD is a Cayman Islands incorporated investment holding company. It facilitates group treasury activities and international financial transactions such as fund raising but does not have substantive business operations. We conduct our operations in Malaysia primarily through our subsidiary. As a result, our ability to pay dividends depends upon dividends paid by our subsidiary. If our subsidiary or any newly formed subsidiary incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, as determined in accordance with local regulations, our subsidiary may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, either in the form of dividends, loans or advances, unless certain requirements are met and regulatory approvals are obtained. Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

Emerging Growth Company Status

Currently, the Company is qualified as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. The Company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement, (b) in which the Company has total annual gross revenues of at least $1.235 billion, or (c) in which the Company is deemed to be a large accelerated filer, which means the market value of the Company’s common equity that is held by non-affiliates exceeds $700 million as of the last Business Day of its most recently completed second fiscal quarter; and (ii) the date on which the Company has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act. As such, the Company will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Internal Control over Financial Reporting

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

In the course of preparing and auditing our combined financial statements for the years ended June 30, 2024, and 2025, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of June 30, 2025. The material weaknesses identified relates to:

(1)    our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC; and

(2)    our lack of formal risk assessment process and internal control framework over financial reporting, including lack of a formal group-wide risk assessment process to identify, assess, address or mitigate the risks in internal control, and lack of sufficient IT general controls designed and implemented surrounding the key financial related systems.

We have implemented and plan to implement the following measures to address the material weaknesses:

(1)    We will recruit staff with knowledge of U.S. GAAP in our financial reporting department and are in the process of and establishing an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirement. Currently, we engaged a consulting firm with experience on U.S GAAP and SEC regulations to advise on complex accounting transactions and standardize our financial reporting function.

(2)    We are continuing to (i) set up a system of internal control framework with formal documentation of polices in place, appointing independent directors, establishing an audit committee, as well as strengthening corporate governance; (ii) develop a group-wide risk assessment process to allow early detection, prevention and resolution of potential risks related to internal control, and

(3)    strengthen the supervision and control on the IT functions, including the enhancement of IT security policies and procedures setup, logical security, data backup and cyber security training.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Risk Factors — Risks Relating to Business and Industry — If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.”

Recently Adopted or Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is stated in Note 2 to our combined financial statements as of and for the fiscal years ended June 30, 2024, and 2025, included elsewhere in this prospectus.

Critical Accounting Estimates

We prepare our combined financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our combined financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (1) revenue recognition, (2) expected credit losses and (3) income taxes. See “Note 2 — Summary of Significant Accounting Policies” to our combined financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements: (1) provision of allowance for expected credit losses, and (2) valuation allowance for deferred tax assets.

Provision of Allowance for Expected Credit Losses

Our accounts receivable, amounts due from related parties, other receivables and deposits in prepaid expenses and other current assets are within the scope of ASC 326. We estimated provision of allowance for expected credit losses to reserve for potentially uncollectible receivable amounts periodically. We consider factors in assessing the collectability of the accounts receivable and related receivables and deposits in prepaid expenses and other current assets, such as historical distribution of the aging of the amounts due, historical collections data of the customers, creditworthiness, forward-looking adjustments to assess the credit risk characteristics. Additionally, external data and macroeconomic factors are also considered. We estimated the allowance by segmenting in-scope financial assets into groups based on their shared credit risk characteristics and the aging of the underlying receivables and assessed the expected credit loss rate for each group periodically. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, we also make specific allowance in the period in which there is strong evidence that a loss is determined to be probable. We would consider factors such as the customer’s financial condition and liquidity, the customer’s willingness and ability to settle payment and historical and subsequent collections data in making specific allowance. Our estimate of the key assumptions did not change significantly throughout the periods presented. For the years ended June 30, 2024, and 2025, the Group recognized expected credit loss of MYR 746,746 and MYR 911,706 (USD 216,641), respectively.

Valuation Allowance for Deferred Tax Assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. We establish a valuation allowance against deferred tax assets to the extent we believe that recovery is not likely.

In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the combined statements of operations become deductible expenses under applicable income tax laws, or loss or credit carry forwards are utilized. As we estimate the allowance for deferred tax assets by considering if sufficient future taxable income will be generated to utilize the existing deferred tax assets, it can be altered if we change our forecasts of future profitability. For the years ended June 30, 2024, and 2025, we did not record any valuation allowance for deferred tax assets.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates and not used any derivative financial instrument to manage the interest risk exposure during the years ended June 30, 2024 and 2025.

Inflation Risk

Inflationary factors, such as increases in raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenues if the revenues do not increase with such increased costs.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of Malaysian and worldwide economy and the underlying obligors and transaction structures. We consider many factors in assessing the collectability of our receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Currency Translation and Transaction

The accompanying combined financial statements are presented in the Malaysia ringgit (“MYR”), which is the reporting currency of the Group. The functional currency of the Company and its subsidiary in the British Virgin Islands is United States Dollars (“USD” or “US$”), its other subsidiary which is incorporated in Malaysia are Malaysia ringgit (“MYR”), respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

HISTORY AND CORPORATE STRUCTURE

Overview and Corporate History

We are a holding company incorporated in the Cayman Islands with operations conducted in Malaysia by our Operating Subsidiary MSAV, which was incorporated as a company with limited liability under the laws of Malaysia in 2013. With more than 10 years of operating history, our Operating Subsidiary has substantial expertise and strong capabilities in providing audiovisual and LED display solutions to customers in Malaysia through two primary business streams: (i) short-term, event-driven rental arrangements, and (ii) long-term, usage-based leases involving permanent or semi-permanent installations at customer facilities.

The core business of our Operating Subsidiary comprises the rental and installation of audiovisual and LED display equipment, with comprehensive technical support that helps ensure enhanced equipment performance for our customers. It maintains inventories of professional equipment including LED screens, projection systems, and audio systems. Its operations include short-term, event-driven rental arrangements and long-term, usage-based leases involving permanent or semi-permanent installations at customer facilities, complemented by end-to-end technical support encompassing system design, installation, operational support, and maintenance.

In the LED display segment, our Operating Subsidiary provides LED screens with specifications ranging from P2 to P10 for both temporary and permanent installations. Its LED display solutions include indoor and outdoor applications, and floor LED systems. Our Operating Subsidiary executed LED screen installations at various commercial venues including hotels, convention centers, and commercial buildings through Malaysia. Its LED systems are configured in accordance with specific venue requirements and event objectives.

The audiovisual segment encompasses both audio and visual equipment rental and installation services. The projection systems are equipped with various ANSI-lumens specifications and multiple lens configurations including short zoom, short throw, and long throw applications. The audio component includes professional-grade mixers, speakers, line-array systems, amplification equipment, and playback systems. Our equipment portfolio also supports multi-camera production setups and video conferencing functions that enable transmission of video images and audio between multiple locations.

The implementation methodology encompasses several key phases, beginning with technical feasibility assessment, followed by detailed system design and equipment specifications. The installation phase includes equipment deployment, system integration, and technical testing. For permanent or semi-permanent installations, this includes analyzing usage patterns to determine optimal structures. The installation phase includes equipment deployment, system integration, and technical testing. Our Operating Subsidiary provides ongoing technical support including system maintenance and technical supervision.

Our Operating Subsidiary has established a track record in providing equipment and technical capabilities through both usage-based and rental models for diverse categories, including corporate functions, government events, exhibits, conferences, entertainment productions, and concerts. Notable implementations include permanent installations at international hotels and convention centers, as well as equipment rental services for various venues and events. Our equipment and technical capabilities have been deployed at various commercial venues including convention centers, hotels, and event spaces across Malaysia.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

•        We have a stable customer relationship with commercial enterprises and government organizations;

•        Established market position as one of the largest audiovisual and LED display solutions in Malaysia;

•        Experienced and dedicated management with proven track record in audiovisual and LED display solutions; and

•        Substantial experience in supporting major concerts and events.

Our Strategies

We intend to pursue the following strategies to further expand our business:

•        Enhance our business presence in the hotel sector;

•        Resume and expand our full-service event technical operations; and

•        Expand our presence into the concert organization segment to capture growing market opportunities.

See “Business — Growth Strategies” on page 59

Trends and Market Opportunities

Our management believe that the prospects of our Group are encouraging for the following reasons:

Reorganization

Effective December 10, 2025 our Group completed a reorganization to consolidate our business operations into an offshore structure in anticipation of listing on a recognized securities market. MSAVH, our company, was incorporated on November 4, 2025.

Prior to the reorganization, MSAV, our operating subsidiary, was owned 100% by Low You Siong.

As part of the reorganization, MSAVH was incorporated on November 4, 2025, as the holding company of the Group. At incorporation, the authorized share capital of MSAVH was US$50,000 divided into (i) 4,000,000,000 Class A Ordinary Shares of par value US$0.00001 each and (ii) 1,000,000,000 Class B Ordinary Shares of par value US$0.00001 each. Upon incorporation, one Class A Ordinary Share was allotted and issued as fully paid to Ogier Global Subscriber (Cayman) Limited, the first subscriber. On November 7, 2025, the first subscriber transferred the one issued Class A Ordinary Share to Low You Siong.

On November 27, 2025, MSAVH re-classified and re-designated each issued and unissued Class A Ordinary Shares and Class B Ordinary Shares into Ordinary Shares of US$0.00001 each and all the Ordinary Shares shall rank pari passu with each other, such that the authorized share capital of the Company has become US$50,000 divided into 5,000,000,000 Ordinary Shares of US$0.00001 each (the “Share Re-designation”) and the one issued Class A Ordinary Share held by Low You Siong was re-designated to one Ordinary Share. As a result of the Share Re-designation, on the same day the Company adopted the Amended and Restated Memorandum and Articles of Association with immediate effect.

On December 10, 2025, MSAVH entered into a share swap agreement with (i) You Siong Low, the sole shareholder of MSAV; (ii) MSAV BVI, a wholly-owned subsidiary of MSAVH; (iii) LYS (BVI) LTD, a company wholly-owned by You Siong Low, and (iv) MSAV. Pursuant to the share swap agreement, MSAV BVI acquired all of the issued and paid-up shares of MSAV and in consideration of this acquisition, MSAVH, as the parent holding company of MSAV BVI, allotted and issued an aggregate of 20,000,000 Ordinary Shares to LYS (BVI) LTD. Following the transaction, MSAV became an indirect wholly-owned subsidiary of MSAVH.

On December 10, 2025, Low You Siong surrendered one Ordinary Share held by him for no consideration in MSAVH.

On December 12, 2025, LYS (BVI) LTD transferred 2,400,000, 1,800,000, 1,600,000, 1,200,000 Ordinary Shares to E Team (BVI) Limited, CA (BVI) LIMITED, WP (BVI) LIMITED and other minority shareholders, respectively. Thereafter, MSAVH has become owned as to 13,000,000, 2,400,000, 1,800,000, 1,600,000, and 1,200,000 Ordinary Shares held by LYS (BVI) LTD, E Team (BVI) Limited, CA (BVI) LIMITED, WP (BVI) LIMITED and other minority shareholders, representing 65%, 12%, 9%, 8%, 6% of the issued Ordinary Shares of MSAVH respectively.

Our corporate structure following the reorganization of the Company’s legal structure before and upon completion of this offering is set forth in the chart below(1).

____________

(1)      Assuming no exercise of the underwriter’s over-allotment option.

Holding Company Structure

MSAV HOLDINGS LTD (“MSAVH”) is a Cayman Islands holding company with no material operations of its own, and we conduct our operations primarily in Malaysia through Operating Subsidiary, Mekar Subur AV Sdn. Bhd. (“MSAV”.) This is an offering of the Ordinary Shares of MSAVH, an exempted company with limited liability incorporated under the laws of the Cayman Islands, instead of the shares of the Operating Subsidiary. Investors in this offering will not directly hold any equity interests in the Operating Subsidiary.

As a result of our corporate structure, MSAVH’s ability to pay dividends may depend upon dividends paid by the Operating Subsidiary. If our Operating Subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

INDUSTRY OVERVIEW

Introduction

The following overview is based on an Independent Market Research report prepared for the Company by Frost & Sullivan.

Definition and Classification of Visual, Lighting and Audio Solutions in Malaysia

The visual, lighting and audio industry in Malaysia comprises providers that deliver technology and expertise for a diverse range of applications, including live events, permanent installations, and digital advertising. These solution providers offer a comprehensive, and tailor-made service that integrates technology to create specific sensory experiences and communication platforms. The industry’s scope encompasses a full spectrum of services from consultancy, system design, and project management to equipment rental, sales, temporary and permanent installation, and media management.

The scope of services in this market include:

•        Live Event Production and Support, involving (i) Conceptual design and technical consultation for temporary events (ii) Sourcing and rental of visual, lighting and audio equipment tailored to the event’s scale and objectives; (iii) On-site setup, installation, and system integration; (iv) Live operation, real-time control, and technical support by skilled engineers and crew during the event; and (v) Post-event dismantling and equipment removal.

•        Permanent System Integration, including (i) Consultancy and system design for permanent installation in venues such as hotel ballrooms, convention centers, auditoriums, and event halls; (ii) Procurement and sales of professional-grade visual, lighting and audio equipment; (iii) Permanent installation, commissioning, and testing of integrated systems; and (iv) Provision of long-term technical support and maintenance contracts for installed venues.

•        Digital Out-of-Home Media and Advertising, encompassing (i) Ownership and operation of large-format digital billboards in high-traffic, strategic locations; (ii) Provision of mobile advertising platforms, such as LED-equipped trucks, for targeted roadshows and campaigns; (iii) Management and sale of digital advertising “airtime” or slots to brands and agencies.

Key technologies and equipment are categorized into:

•        Visual Systems, including (i) High-resolution modular LED screens of various pixel pitches; (ii) Specialty displays such as interactive Floor LEDs; (iii) High-lumen projectors with a variety of lenses; (iv) Multi-camera production systems and presentation switchers for professional video capture and streaming; and (v) Video conferencing systems for hybrid events and remote communication

•        Lighting Systems, including (i) Intelligent lighting fixtures; (ii) Static wash lights; (iii) Spotlights; (iv) Digital lighting controllers and consoles

•        Audio Systems, encompassing (i) Digital and analog audio mixers/consoles; (ii) Line-array speaker systems for large-scale sound reinforcement; (iii) A full range of wired and wireless microphones; (iv) Audio playback systems and power amplifiers.

Business Model of Visual, Lighting and Audio Solutions

In the visual, lighting, and audio solutions market, service providers generate revenue by delivering customized, project-based solutions to meet diverse client requirements. These projects range from the temporary rental of equipment and provision of technical support for live events, to the permanent sale and integration of systems in venues, and the execution of advertising campaigns on digital media assets. Regardless of the specific application, the project fee or contract value is determined by a comprehensive assessment of factors including the type and quantity of equipment involved, the duration and complexity of the project, the required manpower for design and execution, and associated logistics or third-party service costs. This project-centric approach allows providers to offer a full spectrum of services, from initial consultation to final execution and post-project support.

Source: Frost & Sullivan

Value Chain Analysis

The upstream part of the industry consists of the suppliers and enablers. These are the organizations that provide the foundational components and creative assets required for any project. It includes equipment manufacturers who produce the physical hardware such as speakers, lighting fixtures, and video panels; software developers who create the control and design software that operates the hardware; component suppliers who provide the essential raw materials and electronics to the manufacturers; and content creation agencies that produce the video, graphic, or interactive media displayed on the systems. These upstream partners are the originators of the technology and content that is leveraged further down the chain.

The midstream segment represents the core service provision layer, where the products and services from the upstream suppliers are aggregated and transformed into client-specific solutions. The diagram distinguishes between independent providers who may specialize in only one area (visual, lighting, or audio) and the more comprehensive role of an integrated visual, lighting, and audio provider. The Group operates specifically as this integrated provider, undertaking a wide array of value-adding activities, including consultation & system design, project management, system integration, providing rental & staging services for events, offering technical operation & support, and handling media sales & management. The integrated approach allows the Group to deliver turnkey, multi-disciplinary solutions but also the capability to provide independent services for particular area.

Finally, the downstream segment is composed of the clientele or end-users who are the ultimate consumers of the integrated solutions. These clients are categorized into several key market sectors. The live events sector includes clients from concerts, festivals, and corporate events. The permanent installation sector consists of clients such as retail stores, museums, and corporate headquarters that require long-term visual, lighting, or audio systems. The media & advertising sector leverages these technologies for digital-out-of-home campaigns and brand activations.

A final category of others encompasses a broad range of additional clients like corporate entities, public venues, and government agencies. The needs of this diverse clientele drive the demand for the specialized and integrated services offered by the midstream providers.

Upstream
Midstream
Downstream
Inputs
Service Provision
End-users
Suppliers and Enablers
Equipment Manufacturers
Software Developers
Component Suppliers
Content Creation Agencies
Independent service provision
Visual providers
Lighting providers
Audio providers
Integrated Visual, Lighting and Audio Providers
• Consultation & System Design
• Project Management
• System Integration
• Rental & Staging Services
• Technical Operation & Support
• Media Sales & Management
Clientele
Live Events Sector
Permanent Installation Sector
Media & Advertising Sector
Others (Corporate, Venues, Agencies, etc.)
Denotes the roles undertaken by the Group

Source: Frost & Sullivan

Market Size

The market size for visual, lighting, and audio solutions in Malaysia increased from MYR 1,022 million in 2020 to MYR 1,790 million in 2024, representing a CAGR of approximately 15.0%. The significant growth was primarily driven by a strong post-pandemic rebound; after a dip in 2021 due to event cancellations, the market experienced a dramatic recovery from 2022 onwards as live events, corporate functions, and MICE (“Meetings, Incentives, Conferences, and Exhibitions”) activities resumed with renewed vigor, leading to substantial investments in deploying and upgrading visual, lighting and audio systems.

Subsequently, the market is projected to continue its expansion from an estimated MYR 1,940 million in 2025 to MYR 2,930 million in 2030, reflecting a CAGR of approximately 8.6%, fueled by sustained economic development, the continuous expansion of the tourism and MICE sectors, and an increasing demand for more advanced and immersive technological solutions in both permanent installations and live productions.

Source: Frost & Sullivan

Market Driver

•        Resurgence and Modernization of the MICE and Live Events Sector

The Meetings, Incentives, Conferences, and Exhibitions (“MICE”) and live events industry in Malaysia is experiencing a powerful rebound. Following a period of global disruption, there is significant pent-up demand for in-person corporate functions, international conferences, and large-scale entertainment events since 2023 and 2024. Government bodies like the Malaysia Convention & Exhibition Bureau are actively promoting the country as a premier event destination, creating a dual-pronged driver including (i) venues such as convention centers, hotels, and event halls are aggressively upgrading their in-house visual, lighting and audio infrastructure including installing permanent high-resolution LED screens, integrated audio systems, and dynamic lighting to attract high-value events; and (ii) the sheer volume of returning events, from product launches and corporate dinners to major concerts and festivals, fuels immense demand for rental and staging services, requiring a vast equipment portfolio of cutting-edge, reliable equipment and skilled technical crews to execute flawless productions.

•        The Strategic Push for an “Experience Economy”

A strategic pivot from basic service provision to holistic experience curation is evident across Malaysia’s hospitality, retail, and entertainment sectors, serving as a critical competitive differentiator. Such trend directly fuels demand for sophisticated VLA solutions. Hospitality venues are allocating budgets for advanced visual, lighting and audio systems in ballrooms and public areas to create immersive ambiances and secure high-value event contracts that have complex technical requirements. Concurrently, property developers and commercial space operators are increasingly integrating large-format digital displays and architectural lighting into their building designs to increase asset value, enhance public engagement, and create landmark destinations. The core driver here is not functionality alone, but the strategic deployment of visual, lighting and audio technology as a tool to elevate brand perception, create engaging environments, and generate memorable content for patrons.

•        Accelerated Digital Transformation Across Corporate and Public Sectors

The national agenda for digitalization, outlined in frameworks such as the MyDIGITAL blueprint and reinforced by the widespread corporate adoption of hybrid work models, has substantially elevated demand for integrated visual, lighting and audio solutions. Malaysian enterprises are actively retrofitting corporate environments, including boardrooms, training facilities, and auditoriums, with advanced video conferencing hardware, interactive displays, and multi-camera production systems. The objective is to ensure effective and unified communication between on-site and remote teams. This impetus extends to the public sector, driving demand for digital signage networks in civic spaces, dynamic information displays in transportation hubs, and large-scale video walls for government functions and public communication campaigns, reflecting a broader move towards digital-first engagement.

•        Structural Growth of the Digital Out-of-Home Advertising Segment

Malaysia’s Out-of-Home advertising market is undergoing a structural shift from static media to dynamic digital formats. The replacement of traditional billboards with high-visibility Digital Out-of-Home LED displays is accelerating along major transportation corridors and in key urban centers. Advertisers are increasingly drawn to the format’s advantages, including the flexibility for real-time content updates, superior visual impact, and the efficiency of running multiple campaigns on a single digital asset. This directly generates consistent demand for the supply, installation, and maintenance of large-scale, weather-resistant outdoor LED systems. Such trend is further amplified by the emergence of niche mobile advertising platforms, such as LED-equipped vehicles, which provide brands with targeted, location-based marketing capabilities and create a distinct sub-market for specialized mobile visual, lighting and audio solutions.

Market Trends and Opportunities

•        Convergence of Technologies for Immersive and Experiential Environments

A significant long-term trend is the shift from deploying discrete visual, lighting, and audio components to creating fully integrated, multi-sensory immersive environments. Such evolution moves beyond simple functionality towards the strategic curation of experiences. The opportunity lies in the growing demand for advanced applications such as large-scale projection mapping on architectural facades, interactive floors and walls in public spaces, and spatial audio systems that create three-dimensional soundscapes. Markets such as themed attractions, museums, flagship retail stores, and corporate experience centers are increasingly allocating capital for these high-impact installations. Success in this segment will require solution providers to expand their capabilities beyond hardware provision into specialized areas of content creation, systems design, and the complex technical execution of interactive and generative media, representing a transition from equipment supplier to a comprehensive experiential technology partner.

•        Proliferation of Networked Systems and Unified Control Platforms

The market is exhibiting a clear and accelerating trend towards IP-based, networked architectures for visual, lighting, and audio systems. The traditional model of siloed, point-to-point connections is being superseded by integrated ecosystems where all devices communicate over a standard network infrastructure (AV-over-IP). The paradigm shift presents a substantial opportunity for providers specializing in systems integration. Clients across corporate, educational, and governmental sectors are seeking unified control platforms that can manage entire building portfolios from a central dashboard. The value proposition includes enhanced scalability, simplified management, remote diagnostics, and the ability to automate complex operational workflows. Opportunities exist not only in the initial system design and deployment but also in offering long-term managed service contracts for network monitoring, system health checks, and remote support, thereby creating recurring revenue streams.

•        Integration of Data Analytics with Digital Visual Solutions

The future of digital signage and large-format displays lies in their transformation from passive output devices into intelligent, data-driven communication platforms. An emerging trend is the integration of sensor technology, such as optical sensors for anonymized audience analytics, with content management systems, enabling the dynamic delivery of content based on real-time data, including audience demographics, footfall patterns, and engagement metrics, which creates a significant opportunity for solution providers to move up the value chain by offering “Digital Signage as a Service” models. These models bundle hardware with sophisticated software for content scheduling, network management, and detailed analytics reporting. For the Digital Out-of-Home sector, this trend enables programmatic advertising, where ad space can be bought and sold in real-time, maximizing revenue for media owners and providing advertisers with highly targeted campaigns. This requires providers to develop expertise in software, data privacy, and network security.

•        Growing Emphasis on Sustainable and Energy-Efficient Solutions

Sustainability is transitioning from a peripheral concern to a core procurement criterion for a growing number of clients, driven by corporate Environmental, Social, and Governance (“ESG”) mandates and national green technology initiatives. Such trend presents a market opportunity for providers who can demonstrate a strong portfolio of energy-efficient products and sustainable practices. The demand is increasing for LED-based visual and lighting technologies that offer substantially lower power consumption, reduced heat output, and longer operational lifespans compared to legacy systems. Furthermore, intelligent control systems that enable automated scheduling, daylight harvesting, and occupancy-based operation are gaining traction as clients focus on reducing their operational expenditures and environmental footprint. Providers can differentiate themselves by acting as consultants, quantifying the Total Cost of Ownership and Return on Investment based on energy savings, and aligning their solutions with green building certification standards prevalent in Malaysia.

Market Threats, Challenges and Constraints

•        Navigating Supply Chain Volatility and Geopolitical Factors

The global supply chain for specialized electronic components, including semiconductors, display panels, and processors, remains susceptible to disruption. Geopolitical tensions, trade policy shifts, and logistical bottlenecks can lead to unpredictable lead times and price volatility for critical hardware, presenting a challenge for project planning and budget management, as delays in component delivery can impact installation timelines. Addressing this requires a strategic approach to procurement, including diversifying suppliers, maintaining a buffer of essential stock, and fostering transparent communication with clients to manage expectations regarding project schedules and costs.

•        Managing Rapid Technological Advancement and the Associated Skills Gap

The market is exhibiting a clear and accelerating trend towards IP-based, networked architectures for visual, lighting, and audio systems. The traditional model of siloed, point-to-point connections is being superseded by integrated ecosystems where all devices communicate over a standard network infrastructure (AV-over-IP). The paradigm shift presents a substantial opportunity for providers specializing in systems integration. Clients across corporate, educational, and governmental sectors are seeking unified control platforms that can manage entire building portfolios from a central dashboard. The value proposition includes enhanced scalability, simplified management, remote diagnostics, and the ability to automate complex operational workflows. Opportunities exist not only in the initial system design and deployment but also in offering long-term managed service contracts for network monitoring, system health checks, and remote support, thereby creating recurring revenue streams.

•        Addressing Increased System Complexity and Interoperability Issues

As the industry trends towards fully integrated, IP-based ecosystems, the complexity of system design and implementation has grown significantly. Ensuring seamless interoperability between hardware and software from numerous different manufacturers on a single network can be a considerable technical hurdle. Challenges related to network configuration, bandwidth management, and cybersecurity must be meticulously addressed to guarantee system stability and reliability. Overcoming this requires deep integration expertise, rigorous pre-deployment testing in controlled environments, and strong partnerships with manufacturers to resolve compatibility issues, reinforcing the value of highly skilled and certified technical professionals.

Cost Analysis — Labour Cost

The trend in median monthly income for Malaysia’s information and communication sector serves as a critical benchmark for the visual, lighting and audio solutions market. Wage level grew from MYR 3,490.0 in 2020, reaching MYR 4,231.0 in 2024 with a CAGR of 4.9%, attributable to the pandemic-accelerated digital transformation, which created an immediate demand for professionals and fostered a competitive hiring environment. Such trend had a particularly significant impact on the market, as modern visual (digital signage), lighting (networked control), and audio (Audio-over-IP) systems became heavily reliant on network infrastructure and software. Looking forward, the income is forecasted to continue growing at a 3.3% CAGR from 2025 to 2030, projected to reach MYR 5,101.0.

Source: Department of Statistics Malaysia, Frost & Sullivan

Cost Analysis — Equipment Cost

The price index for visual, lighting, and audio equipment in Malaysia from 2020 to 2030 reveals distinctly different pricing trends for each equipment category. Monitors and projectors are experiencing sustained price inflation, with a historical CAGR of 6.7% from 2020-2024 and a projected continuation of this trend at 6.1% through 2030, culminating in prices that are nearly 90% higher than the 2020 baseline. In contrast, luminaires and lighting fittings show a significant deflationary trend, with prices dropping consistently at a CAGR of -9.7% between 2020 and 2024, suggesting that technology advancements and manufacturing efficiencies are making lighting equipment substantially cheaper over time. Sound systems exhibit the most volatility, with a dramatic price spike in 2022 where the index reached 225.5, more than double the 2020 price. While these prices have since moderated, they remain on an overall inflationary path with a 4.5% CAGR from 2020-2024. For market participants, this data indicates a challenging procurement environment where they must budget for fluctuating costs.

Source: Trade Map, Frost & Sullivan

Overview of Market Competition and Market Concentration

The visual, lighting, and audio solutions market in Malaysia is best described as highly fragmented, characterized by a large number of players and intense competition. The competitive landscape is composed of a diverse range of participants. It includes a vast number of small-scale, local rental companies that primarily serve smaller events like weddings and community functions, where competition is often based on price. Conversely, the market also features a select group of large, full-service providers who possess extensive state-of-the-art inventories, deep technical expertise, and the logistical capacity to handle major national and international events. While the overall market concentration is low due to the sheer number of smaller operators, these larger firms command a high share of the high-value project market and hold considerable influence.

Competition in this market hinges on a company’s ability to provide state-of-the-art equipment, from high-resolution LED screens to advanced audio systems. Beyond just hardware, success is determined by the quality of technical expertise, service reliability, and a proven track record in managing complex events from conception to execution. A strong reputation and established client relationships are crucial for securing high-value projects.

Entry Barriers

•        Factors Structural Lock-in with Key Technology Principals

The market is heavily influenced by exclusive distribution agreements between global visual, lighting and audio manufacturers and a few established Malaysian distributors. New entrants face a significant structural barrier as they are often unable to gain access to the top-tier, project-specified brands, forcing them to either work with less-desirable alternative brands or purchase equipment from the established distributors at a sub-dealer price, immediately placing them at a severe cost and credibility disadvantage.

•        High Capital Requirements and Specialized Talent Scarcity

Launching a credible visual, lighting and audio solutions company demands a substantial upfront capital investment for operational viability, which includes costs for demonstration inventory, essential diagnostic tools, software licenses, and industry certifications. Compounding this is the scarcity of highly specialized, certified talent in Malaysia. The high cost and difficulty of assembling a qualified technical team from scratch represents a formidable financial barrier to entry.

•        Regulatory and Project Credibility Hurdles

Participation in large-scale government and corporate tenders is gated by significant non-competitive hurdles. New companies lack the mandatory project track record and financial history required for essential registrations with government bodies. Tender evaluation criteria heavily favor companies with an extensive portfolio of successfully completed projects, creating a hurdle where a new entrant cannot win major projects without a track record, and cannot build a track record without winning major projects.

BUSINESS

Overview

We are a holding company incorporated in the Cayman Islands with operations conducted in Malaysia by our Operating Subsidiary. Established in 2013 and with more than 10 years of operating history, our Operating Subsidiary has substantial expertise and strong capabilities in providing audiovisual and LED display solutions to customers in Malaysia through two primary business streams: (i) short-term, event-driven rental arrangements, and (ii) long-term, usage-based leases involving permanent or semi-permanent installations at customer facilities.

The core business of our Operating Subsidiary comprises the rental and installation of audiovisual and LED display equipment, with comprehensive technical support that helps ensure enhanced equipment performance for our customers. It maintains inventories of professional equipment including LED screens, projection systems, and audio systems. Its operations include short-term, event-driven rental arrangements and long-term, usage-based leases involving permanent or semi-permanent installations at customer facilities, complemented by end-to-end technical support encompassing system design, installation, operational support, and maintenance.

In the LED display segment, our Operating Subsidiary provides LED screens with specifications ranging from P2 to P10 (representing the concentration of pixels resulting in variances of image sharpness and resolution resulting in appropriateness for various applications) for both temporary and permanent installations. Its LED display solutions include indoor and outdoor applications, and floor LED systems. Our Operating Subsidiary executed LED screen installations at various commercial venues including hotels, convention centers, and commercial buildings through Malaysia. Its LED systems are configured in accordance with specific venue requirements and event objectives.

The audiovisual segment encompasses both audio and visual equipment rental and installation services. The projection systems are equipped with various ANSI-lumens specifications and multiple lens configurations including short zoom, short throw, and long throw applications. The audio component includes professional-grade mixers, speakers, line-array systems, amplification equipment, and playback systems. Our equipment portfolio also supports multi-camera production setups and video conferencing functions that enable transmission of video images and audio between multiple locations.

The implementation methodology encompasses several key phases, beginning with technical feasibility assessment, followed by detailed system design and equipment specifications. The installation phase includes equipment deployment, system integration, and technical testing. For permanent or semi-permanent installations, this includes analyzing usage patterns to determine optimal structures. The installation phase includes equipment deployment, system integration, and technical testing. Our Operating Subsidiary provides ongoing technical support including system maintenance and technical supervision.

Our Operating Subsidiary has established a track record in providing equipment and technical capabilities through both usage-based and rental models for diverse categories, including corporate functions, government events, exhibits, conferences, entertainment productions, and concerts. Notable implementations include permanent installations at international hotels and convention centers, as well as equipment rental services for various venues and events. Our equipment and technical capabilities have been deployed at various commercial venues including convention centers, hotels, and event spaces across Malaysia.

Our operational strategy focuses on maintaining equipment quality standards and technical capabilities excellence. The technical and maintenance teams of our Operating Subsidiary undergo trainings to maintain proficiency with evolving technology and equipment specifications.

Reorganization

Effective December 10, 2025 our Group completed a reorganization to consolidate our business operations into an offshore structure in anticipation of listing on a recognized securities market.

Prior to the reorganization, MSAV, our operating subsidiary, was owned 100% by Low You Siong.

As part of the reorganization, MSAVH was incorporated on November 4, 2025, as the holding company of the Group. At incorporation, the authorized share capital of MSAVH was US$50,000 divided into (i) 4,000,000,000 Class A Ordinary Shares of par value US$0.00001 each and (ii) 1,000,000,000 Class B Ordinary Shares of par value US$0.00001 each. Upon incorporation, one Class A Ordinary Share was allotted and issued as fully paid to Ogier Global Subscriber (Cayman) Limited, the first subscriber. On November 7, 2025, the first subscriber transferred the one issued Class A Ordinary Share to Low You Siong.

On November 27, 2025, MSAVH re-classified and re-designated each issued and unissued Class A Ordinary Shares and Class B Ordinary Shares into Ordinary Shares of US$0.00001 each and all the Ordinary Shares shall rank pari passu with each other, such that the authorized share capital of the Company has become US$50,000 divided into 5,000,000,000 Ordinary Shares of US$0.00001 each (the “Share Re-designation”) and the one issued Class A Ordinary Share held by Low You Siong was re-designated to one Ordinary Share. As a result of the Share Re-designation, on the same day the Company adopted the Amended and Restated Memorandum and Articles of Association with immediate effect.

On December 10, 2025, MSAVH entered into a share swap agreement with (i) You Siong Low, the sole shareholder of MSAV; (ii) MSAV BVI, a wholly-owned subsidiary of MSAVH; (iii) LYS (BVI) LTD, a company wholly-owned by You Siong Low, and (iv) MSAV. Pursuant to the share swap agreement, MSAV BVI acquired all of the issued and paid-up shares of MSAV and in consideration of this acquisition, MSAVH, as the parent holding company of MSAV BVI, allotted and issued an aggregate of 20,000,000 Ordinary Shares to LYS (BVI) LTD. Following the transaction, MSAV became an indirect wholly-owned subsidiary of MSAVH.

On December 12, 2025, Low You Siong surrendered one Ordinary Share held by him for no consideration in MSAVH.

On December 12, 2025, LYS (BVI) LTD transferred 2,400,000, 1,800,000, 1,600,000, 1,200,000 Ordinary Shares to E Team (BVI) Limited, CA (BVI) LIMITED, WP (BVI) LIMITED and other minority shareholders, respectively. Thereafter, MSAVH has become owned as to 13,000,000, 2,400,000, 1,800,000, 1,600,000, and 1,200,000 Ordinary Shares held by LYS (BVI) LTD, E Team (BVI) Limited, CA (BVI) LIMITED, WP (BVI) LIMITED and other minority shareholders, representing 65%, 12%, 9%, 8%, 6% of the issued Ordinary Shares of MSAVH respectively.

Our corporate structure following the reorganization of the Company’s legal structure before and upon completion of this offering is set forth in the chart below(1).

____________

(1)      Assuming no exercise of the underwriter’s over-allotment option.

Holding Company Structure

MSAV HOLDINGS LTD (“MSAVH”) is a Cayman Islands holding company with no material operations of its own, and we conduct our operations primarily in Malaysia through Operating Subsidiary, Mekar Subur AV Sdn. Bhd. (“MSAV”.) This is an offering of the Ordinary Shares of MSAVH, an exempted company with limited liability incorporated under the laws of the Cayman Islands, instead of the shares of the Operating Subsidiary. Investors in this offering will not directly hold any equity interests in the Operating Subsidiary.

As a result of our corporate structure, MSAVH’s ability to pay dividends may depend upon dividends paid by the Operating Subsidiary. If our Operating Subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

We have a stable customer relationship with commercial enterprises and government organizations

Our Operating Subsidiary has established stable and long-term business relationships with its customers comprised of end-customers and intermediaries which including reputable organizations and commercial enterprises such as event organizers, Malaysian government agencies, statutory bodies, multinational corporations, hotel operators and chains, and convention centers. Our flexible business model, offering both usage-based long-term installations and equipment rental services, has enabled us to build lasting relationships with customers who value our comprehensive solutions and technical expertise.

Through the efforts of the management and sales and marketing team of the Operating Subsidiary, our Operating Subsidiary is able to maintain regular communication with customers to understand their requirements and identify potential business opportunities for both permanent/semi-permanent installations and equipment rental needs. By maintaining close relationships with customers, we are able to gain insights into their usage pattern, market trends and changing technological requirements in the audiovisual and LED display industry. This understanding allows us to align our service offerings and equipment portfolios with market demands and customer expectations. The technical team of our Operating Subsidiary work closely with customers during the installation and throughout the service period to ensure the outcomes meet or exceed their requirements.

Furthermore, our established relationships with major enterprises, hotel operators and organizations throughout Malaysia provide us with a stable source of revenue. Many of our customers operate multiple venues requiring our long-term audiovisual and LED display solutions, while others regularly rent equipment from our Operating Subsidiary for their operational needs. These relationships have contributed to our growth and market position in Malaysia’s audiovisual and LED display solutions industry. Our track record of successful execution for prominent customers has enhanced our reputation in the industry and positions us favorable for securing additional contracts from both existing and new customers. The stability of these business relationships demonstrates market recognition of our technical capabilities and service quality, which has often resulted in word-of-mouth referrals with customers recommending our installation and rental services to other potential clients within their business network. This creates a network effect that helps expand our customer base through recommendations, particularly among businesses seeking reliable long-term audiovisual solutions or regular equipment rental services.

Established market position as one of the largest audiovisual and LED display solutions in Malaysia

Our Operating Subsidiary has established itself as one of the largest audiovisual and LED display solutions providers in Malaysia, with an extensive inventory of professional equipment. For the fiscal years ended June 30, 2025 and 2024, our Operating Subsidiary supported visual display and audiovisual solutions across over 2,000 usage instances, arising from both short-term rental engagements and usage under long-term lease arrangements at customer venues. Such usage instances are typically event-related, may range from a single day to multiple days in duration, and include concerts featuring international and local artists at various prominent venues across Malaysia.

Our market presence is evidenced by our comprehensive range of equipment, which includes various specifications of LED screens, projection systems, and audio systems, enabling our Operating Subsidiary to support multiple long-term installations while maintaining sufficient equipment capacity for our rental service operations. Our dual revenue streams from usage-based charging and equipment rental have contributed to our market position.

We believe our market position stems from our business model that combines usage-based installations with flexible rental solutions, supported by our reputation for delivering high-quality services. The comprehensive service offerings of our Operating Subsidiary include technical consulting on visual display solutions, system design and integration, ongoing maintenance support for permanent installations, and professional technical assistance for rental equipment.

Our established presence in key commercial area in Malaysia, including major hotels, convention centers, and commercial buildings, demonstrates our capability to serve both large-scale permanent installations and diverse rental requirements. The extensive market coverage of our Operating Subsidiary, combined with our technical expertise and comprehensive equipment portfolio, reinforces the position of our Operating Subsidiary as one of the leading providers in Malaysia’s audiovisual and LED display solutions sector.

Experienced and dedicated management with proven track record in audiovisual and LED display solutions

Our Operating Subsidiary is led by Mr. You Siong Low, who has been instrumental in developing our business model combining usage-based installations and equipment rental services. Mr. Low has deep expertise in the audiovisual and LED display solutions industry with over 20 years of experience in the audiovisual and LED display industry. Mr. Low began his career as a salesman, gaining crucial frontline insights before advancing through technical and management roles. His hands-on experience has been crucial in developing our operations.

Under Mr. Low’s leadership, our Operating Subsidiary has built a team of skilled technical staff who maintain our extensive inventory of LED displays and audiovisual equipment. Our technical teams are proficient in both complex permanent installations and rental equipment setup and maintenance. Over the years, Mr. Low has built strong relationships with major commercial venues, hotel operators, and corporate clients. His familiarity with the usage patterns and technical requirements has enabled us to develop our charging models and rental packages that align with customer needs. His extensive operational and management experience ensures the efficient execution of both installations and rental services at competitive price points.

Mr. Low’s commitment to service excellence has fostered a strong customer-oriented culture within our Operating Subsidiary. His leadership has been crucial in establishing our position as a leading provider of audiovisual and LED display solutions in Malaysia.

Substantial experience in supporting major concerts and events

Our Operating Subsidiary has established a strong track record in providing comprehensive audiovisual and LED display solutions for major concerts and events throughout Malaysia. We have successfully supported numerous high-profile concerts featuring both international and local artists, demonstrating our capability to meet the demanding technical requirements of large-scale live performances.

Our expertise in concert and event support is evidenced by our involvement in various prestigious events, including music festivals, corporate launches, and government ceremonies. The Operating Subsidiary’s experience spans different venue types, from indoor arenas to outdoor setting, showcasing our versatility in adapting our LED display and audiovisual solutions to diverse environments and requirements. Our Operating Subsidiary offers event organizers flexible solutions that can be tailored to specific event needs. Our comprehensive inventory of professional-grade equipment, including high-resolution LED screens, and advanced sound systems, enables us to handle multiple concurrent events while maintaining consistent service quality.

Our experience in the concert and event sector has helped us develop strong relationships with event management companies, promoters, and venue operators. We believe that these relationships, combined with our proven track record of service delivery, position us as a trusted partner for major events in Malaysia.

Our Strategies

Enhance our business presence in the hotel sector

While our Operating Subsidiary has established a strong presence in concert productions, our Operating Subsidiary has also provided audiovisual and LED display solutions across various sectors. We recognize significant untapped potential in Malaysia’s hospitality sector, particularly in hotels where high-quality LED displays and audiovisual systems are increasingly in demand for both their permanent facilities and event spaces.

With a view to maximizing the utilization of our comprehensive inventory of LED displays and audiovisual equipment, we plan to expand our presence in the hotel sector. Our strategy aims to provide hotels with complete audiovisual and LED display solutions that enhance their premises and guest experiences. These solutions include LED displays for hotel lobbies and common areas, digital signage systems for conference centers, comprehensive audiovisual systems for ballrooms and meeting rooms, and integrated control systems for seamless display management across hotel properties.

We intend to enhance our hotel sector services through several key initiatives. We will develop flexible commercial arrangements specifically suited to hotel operations, ensuring alignment with their business cycles and operational needs. We intend to structure attractive packages for hotels to encourage long-term partnerships, while implementing efficient systems for hotels to manage their audiovisual and LED display requirements for various functions and events.

Resume and expand our full-service event technical operations

For the fiscal years ended June 2025 and 2024, our Operating Subsidiary has focused primarily on short-term, event-driven rental arrangements, and long-term, usage-based leases involving permanent or semi-permanent installations at customer facilities. However, prior to the COVID-19 pandemic, our Operating Subsidiary operated a comprehensive event management segment that provided end-to-end technical production services as well as physical infrastructure solutions for major events. This included full-scale event technical planning, on-site coordination, real-time show operation, technical direction, staging, booth construction, and backdrop construction services for concerts, corporate events, exhibitions, and various large-scale productions. While our Operating Subsidiary maintained our core equipment rental and installation services throughout the pandemic, our full-service event solutions operations were temporarily suspended.

We intend to revitalize our position as one of Malaysia’s leading one-stop technical solutions providers by re-launching our comprehensive event services segment. Our existing technical expertise, which has been maintained through our ongoing installation and rental services, encompasses the entire technical production process. This includes initial consultation, design feasibility assessment, equipment specification, installation, and technical operation. This has enabled our Operating Subsidiary to maintain consistent quality control while delivering technical solutions for our clients.

Furthermore, we plan to reintroduce our complete range of physical infrastructure services, including staging, booth construction, and backdrop construction, which were previously part of our comprehensive solutions package. We believe that it shall address the continued market demand for integrated solutions providers capable of delivering both technical services and physical infrastructure for events under one roof.

Building upon our proven track record and retained technical proficiency, we plan to resume our full spectrum of event services including these infrastructure-related offerings. We believe this comprehensive service portfolio will enable us to restore our position as a truly integrated solutions provider for our clients, encompassing technical show operation, live event coordination, on-site technical direction and support, complete physical infrastructure setup including staging, custom booth and backdrop construction, alongside integrated technical solutions.

To supporting this initiative, we intend to expand our operations department. We plan to re-establish our dedicated personnel for staging, booth construction, and backdrop construction services. This targeted recruitment shall enhance the capacity of our Operating Subsidiary to handle multiple concurrent events while maintaining our standards across all service offerings.

We believe that the resumption and expansion of our full-service offerings will strengthen our market position and create value for our customers. By resuming our comprehensive solutions under one roof, including both technical services and physical infrastructure, we can offer customers the same convenience, consistent quality, and optical cost-efficiency that distinguished us in the pre-pandemic period.

Expand our presence into the concert organization segment to capture growing market opportunities

Building upon our position as one of the leading audiovisual and LED display solutions providers in Malaysia’s event industry, we plan to expand our role to become a concert organizer. We believe this vertical integration into concert organization segment represents a natural progression that leverages our technical expertise, industry relationships, and comprehensive understanding of live event production requirements.

We intend to establish a team of concert organization segment focused on end-to-end concert planning and execution. This team will oversee venue selection, technical production planning, logistics coordination, and operational management of concert events. Our experience in technical production gives us unique insights into the complex requirements of concert staging, allowing us to plan and execute large-scale live music events. We also intend to begin co-organization collaborations with established industry players, which allows us to leverage our partners’ experience while contributing our technical expertise and equipment resources.

We will focus on developing strong relationships with artist management companies, agencies, and tour managers. The existing reputation of our Operating Subsidiary as a technical solutions provider provides us an advantage in these negotiations, as we are able to offer both organizational and technical capabilities under one roof, potentially reducing overall production costs and complexity of touring projects. We also plan to develop partnerships with major venues across Malaysia. Our existing relationships through our technical services business provide a strong foundation for negotiating preferential arrangements for concert venues. We plan to explore opportunities for venue partnership agreements that could provide us with booking rights or preferential rates.

We believe this expansion into concert organization will create value for our Group while establishing new revenue streams. By combining our technical expertise with concert promotion capabilities, we aim to capture a larger share of the value chain in Malaysia’s live entertainment sector.

OUR BUSINESS OPERATIONS

For the fiscal years ended June 30, 2025, and 2024, we generated revenue primarily through two distinct, complementary service models in Malaysia: (i) short-term, event-driven rental arrangements, and (ii) long-term, usage-based leases involving permanent or semi-permanent installations at customer facilities. Our operations are centered on the deployment of a fleet of rental equipment with comprehensive technical support that helps ensure enhanced equipment performance for our customers. Depending on the requirements of our customers, our Operating Subsidiary, relying on its expertise and experience, identifies the appropriate audio and visual equipment in providing our services. The capital-intensive nature of our business requires significant ongoing investment in our rental equipment assets

Visual services

For our short-term and long-term leasing business, our Operating Subsidiary provides end-to-end visual solutions services commencing with technical consultations to understand clients’ requirements and venue specifications. Our technical team assesses the feasibility of proposed installations, taking into consideration factors such as structural requirements, viewing angles, and display specifications. Our Operating Subsidiary implements usage-based models for these installations, whereby our customers are billed based on actual operational hours or pre-agreed usage metrics, providing clients with cost flexibility while ensuring stable revenue streams for our Group.

In our equipment rental services, our Operating Subsidiary maintains an inventory of LED displays available for both short-term, event-driven rental arrangements, and long-term, usage-based leases at customer facilities. Prior to each rental engagement, our technical team conducts consultation to determine optimal display specifications and configurations based on venue requirements and client objectives. We provide installation guidance including viewing angle optimization, resolution configuration, and content format specifications to ensure optimal visual impact for each rental deployment.

Audio services

For our short-term and long-term leasing business, we implement usage-based charging structures where clients are billed according to operational duration or predetermined usage metrics. In most cases, our audio services are combined with our visual services to provide a competence audio visual solution for our clients. Our technical team conducts acoustic assessment including spatial analysis, ambient noise evaluation, and acoustic modeling, to determine optimal audio configurations. The technical team of our Operating Subsidiary will then provide recommendations for audio equipment specifications, including requirements for amplifiers, speakers, microphones, and associated audio components, in order to achieve optimal sound coverage and volume levels taking into consideration the venue acoustics and client objectives.

In our equipment rental services, we maintain an extensive inventory of audio equipment available for both short-term, event-driven rental arrangements, and long-term, usage-based leases at customer facilities. The technical team of our Operating Subsidiary provides guidance on equipment positioning and installation specification in order to achieve optimal acoustic results.

Our Products and Equipment

We offer a wide range of audio and visual products and equipment including:

Our services include:

MULTI CAMERA PRODUCTION

Multi-camera production is that the variety of many camera angles adds visual interest to any live performance or edited production.

BUSINESS OPERATION FLOW

(i)     Project Initiation

Enquiries from customers

We generally receive enquiries from our customers by email, phone or instant messengers. Mr. Low, our executive director, or our sales and marketing team, will have an initial discussion with our customers to have a basic understanding of their request and background of their service request such as time, venue, our customer’s ideas or requirements on visual and/or audio design, equipment required and budget.

Preliminary consultation and site visits

We generally hold conceptual meetings with our customers, where they may share and elaborate their ideas on visual and/or audio design as well as their requirements in respect of the visual elements of the function. Depending on the specific requirements of each customer, we may request further information from such customer to get a better understanding of the visual and/or audio effects and outcome that the customer aspire to achieve, as well as their requirements on the desired specifications of the equipment to be used.

If necessary, we will also participate in the site visit to the venue where the equipment will be installed to help us to understand the specific characteristics and limitations of the venue. Applying our expertise and experience in the industry, we may advise the customers on the technical feasibility of their preliminary ideas on visual and/or audio design and effects and propose a preliminary customized solutions to achieve their desired outcome as conceived by such customer. We may then (i) advise the customers on the equipment to be used to create the optimal outcome, and (ii) demonstrate the visual and/or audio effect of our proposed customized solutions to the customers by demonstration, if required.

Assessment and estimation of availability of equipment and manpower

For our short-term, event-driven rental arrangements, and long-term, usage-based leases involving permanent or semi-permanent installations at customer facilities, our Operating Subsidiary assesses equipment requirements, installation timelines and availability for each engagement through direct inventory checks and consultation with the operating department of our Operating Subsidiary. Prior to confirming any bookings, our operating department verifies equipment availability during the requested period by cross-referencing existing commitments and the schedule of other engagements.

Preparation of estimated cost summary for internal references

Our Operating Subsidiary take into account a number of factors in formulating the fee quotation to customers, including but not limited to type and quantity of the equipment required, duration of rental or usage, level of manpower required for on-site installation, dismantling and operation of equipment and transportation costs for our equipment.

Provision of quotation to customers

After estimating the cost for the installation or rental engagement, our Operating Subsidiary will issue a quotation to our customers for their confirmation. The quotation will generally set out the location of installation, duration of rental (if applicable), the types and quantity of equipment to be supplied, our fees for such installation/rental engagement, and arrangements for insurance.

If there are any subsequent changes in any of the terms of the quotation, our Operating Subsidiary will adjust its service fees accordingly and issue a revised quotation to customers.

Tender process and government projects (if applicable)

Our Operating Subsidiary also occasionally participates in tender submission primarily for government events and projects. The tender process involves several stages to ensure accurate budget assessment and competitive bid submission.

Upon receiving written invitations to tender, the operating department of our Operating Subsidiary conducts preliminary evaluations of project requirements, focusing on the specified visual and audio solutions demanded by the project scope. For government projects, these requirements typically include detailed technical specifications, compliance standards, and specified delivery or rental timeframes. The invitation documents generally outline the performance requirements and submission deadlines that guide our Operating Subsidiary’s tender preparation process.

Where tender briefing sessions are scheduled, which is common practice in government projects, the personnel of our Operating Subsidiary will attend these sessions to gather comprehensive information about project requirements, technical specifications and performance expectations. These briefings provide opportunities for us to clarify the project specifications and understand any requirement that may impact our resource allocation and pricing strategies.

The tender preparation process involves analysis of project requirements and cost assessment. Our operating department evaluates equipment availability and requirements, as well as the allocation of manpower. The management of our Operating Subsidiary conducts a review of all tenders prior to submission. Following internal approval, tender documents are submitted according to the specified submission guidelines and deadlines. Our Operating Subsidiary shall await formal notification from the relevant government agencies regarding the results of the tender before proceedings with any execution planning.

(ii)    Preparation and pre-execution work

Meeting and communicate with customers to discuss and confirm the details for execution

After the engagement is confirmed with our Operating Subsidiary, we may meet the customers again where we may discuss in further detail as to how the engagement is to be executed. We shall then finalize the customized solutions with customers and confirm the details required for execution.

Preparation of equipment packing list

Our Operating Subsidiary maintains ownership of the visual and audio equipment used in our rental or installation engagement. Following confirmation of quotation, our operating team reviews the equipment specification outlined in the signed quotation or tender documentation. This includes an assessment of the required visual and audio equipment for the engagement. Our operating team then prepares an equipment packing list that serves as a primary reference document for equipment preparation and deployment.

Based on the equipment packing list, the employees of our Operating Subsidiary at the warehouse conduct inventory verification to confirm equipment availability. When existing inventory is insufficient to meet the requirements for the engagement, our Operating Subsidiary will place purchase orders with suppliers to acquire the necessary additional equipment. Our Operating Subsidiary maintains ownership of the visual and audio equipment deployed to ensure consistent quality standards and operational control. Each equipment movement is documented in our records, tracking the deployment and subsequent return of equipment for each engagement.

Arrangement of equipment logistics and ad hoc manpower required for execution

Our Operating Subsidiary generally uses its own technicians for our rental and installation engagements. Depending on the requirements and the needs of each engagement, our Operating Subsidiary may engage ad hoc manpower in addition to the manpower employed by us for execution of engagement and arrange the transportation of equipment with third party logistics companies.

Payment of deposit

Our Operating Subsidiary generally requires customers to pay a deposit after signing the quotation.

Transportation of equipment

Our Operating Subsidiary generally engages third party logistics companies to provide transportation of our equipment from our warehouse to the designated venue.

(iii)   Execution

On-site installation and testing of equipment

For our equipment installation engagements, our Operating Subsidiary will normally carry out on-site installation of equipment. Our Operating Subsidiary shall deploy its technical employees and other ad hoc personnel (as necessary) to carry out the installation works. Depending on the complexity and the size of the installation works, it generally takes approximately one to seven days to install the equipment at the venue. After the installation of equipment, we will carry out testing at the venue to ensure the equipment is functioning properly.

Provision of on-site technical training and technical support

Following the installation of the equipment for our equipment installation engagements, the technicians of our Operating Subsidiary will conduct training sessions for our customers’ designated employees to cover essential aspects of the operational procedures of the equipment. Upon receiving advance notice from customers, our Operating Subsidiary assigns technicians to be present during rehearsals and actual events.

(iv)   Post-event or post-engagement stage

Dismantling of equipment

After completion of the equipment installation engagement, the equipment will be dismantled at the venue and delivered back to our warehouses. The technicians of our Operating Subsidiary will supervise the dismantling process to ensure it is performed properly.

Invoicing and payment of balance payment

For our equipment installation engagement, after the completion of each event, our Operating Subsidiary will issue an invoice requesting payment of the balance payment. The customers are generally required to make the balance payment within 60 days after the completion of the event in accordance with the invoice and/or the relevant agreement.

OUR CUSTOMERS

Our customers mainly consist of (i) convention centers, (ii) event organizing companies, and (iii) hotels or hotel operators. Generally, we do not enter into long-term agreements with our customers. For the fiscal years ended Jume 30, 2025 and 2024, our five largest customers in aggregate accounted for approximately 31.02% and 38.73%, respectively, of our total revenue. For the fiscal years ended June 30, 2025, and 2024, nil and one of our customers accounted for 10% or more of our total revenue, respectively.

For rental engagements, which typically involve ongoing equipment deployments, our Operating Subsidiary usually issues monthly invoices in arrears based on the pre-agreed rental terms. For installation projects and event-specific engagements, our Operating Subsidiary, where initial deposits may be required, our Operating Subsidiary generates invoices upon conclusion of each event or usage for the remaining balance, with any deposits previously received being deducted from the final invoice amount.

Our Customer’s Events:

CAMRY
BEAUTIFUL MONSTER
TOYOTA

TOYOTA EXHIBITIONS

PRICING STRATEGY

Our pricing is determined on a cost-plus basis with emphasis on factors that include: (i) the type and quantity of the equipment required, (ii) the duration of the proposed engagement, (iii) the level of manpower required for on-site installation, dismantling and operation of equipment for our equipment installation engagements, and (iv) transportation costs for our equipment.

SALES AND MARKETING

Our Operating Subsidiary received projects requested by our customers generally by way of (i) direct client quotation requests, and (ii) participation in tender submission. We believe that the source of customers of our Operating Subsidiary is primarily attributable to (i) the established industry reputation and market presence of our Operating Subsidiary, (ii) the portfolio of the successfully executed engagements of our Operating Subsidiary, (iii) the technical expertise in audio-visual solutions of our Operating Subsidiary, and (iv) the established relationships with the key customers of our Operating Subsidiary.

The management of our Operating Subsidiary are generally responsible for maintaining customers’ relationship, pitching new customers and/or seeking potential business opportunities. The sales and marketing department of our Operating Subsidiary are responsible for daily relationship maintenance with customers. Our directors believe that our current business development and client relationship management strategies are sufficient to maintain relationships with existing customers and attract potential customers.

SUPPLIERS

The suppliers of our Operating Subsidiary include manufacturers and sellers of LED panels, projectors, audio equipment, and ad hoc manpower service providers. Our Operating Subsidiary selects suppliers of our equipment based on a number of criteria which include, among others, the quality of their products, their track record, business scale, the availability of equipment, and its pricing. The majority of our equipment is sourced from overseas. For the fiscal years ended June 30, 2025, and 2024, our Operating Subsidiary did not encounter any material difficulties in procuring our equipment nor experience any shortage of supply.

For the fiscal years ended June 30, 2025, and 2024, our Operating Subsidiary did not enter into any long-term contracts with its suppliers and purchase orders were placed on a case-by-case basis. The price of the equipment is determined by reference to the market price of comparable products or services at the time.

SEASONALITY

Our Operating Subsidiary do not experience material seasonal fluctuations in our overall sales due to the volume of projects it undertakes except that it typically experiences slower business flow in January and February due to the Chinese New Year holiday.

QUALITY CONTROL

Our Operating Subsidiary implements certain quality control protocol to ensure the delivery of high-quality audio-visual solutions to our customers. Our Operating Subsidiary maintains a consistent supplier selection criterion, focusing on the equipment quality, technical specifications and supplier reputation within the industry. Upon equipment delivery, the technical personnel of our Operating Subsidiary conduct inspection and testing procedures to verify functionality and compliance with specified standards prior to acceptance. Pre-deployment inspections are conducted to ensure the operational condition of the equipment.

During the engagement period, our Operating Subsidiary assumes responsibility for maintenance and technical support services for our LED systems through its team of technicians and maintenance personnel. Our Operating Subsidiary bears regular maintenance costs, excluding damages resulting from vandalism (including but not limited to splashing, painting, physical impact, or intentional destruction, unauthorized modifications or alterations to equipment, improper handling or operation, or inadequate security measures implemented).

Our Operating Subsidiary maintains a team of technicians and maintenance personnel who possess industry experience in audio-visual equipment maintenance and technical support. While our Operating Subsidiary does not conduct regular formalized training programs, technical staff periodically attend supplier-organized seminars and technical updates to maintain familiarity with industry standards and technological developments. These seminars supplement the practical experience gained through our daily operations.

COMPETITION

We believe that the visual display and audio solutions industry is characterized by customer preference with service providers with demonstrated track records, particularly given the time-sensitive nature of corporate events and conferences. Convention centers, hotels, and event management companies typically maintain relationships with proven audio-visual solution providers to ensure reliable service delivery.

Based on our management’s understanding of the market and their extensive industry experience, we are one of the established market players in the audio-visual solutions market. We believe that our competitive advantages are primarily derived from (i) our comprehensive inventory of advanced LED panel systems and audio-visual equipment, (ii) our demonstrated capability in delivering customized solutions for varying client requirements, (iii) our established relationships with key industry participants, and (iv) our experienced technical team in providing maintenance and support services. We believe that our track record and our ability to provide customized solutions to our customers position us favorable within the Malaysian market.

LICENSES AND CERTIFICATIONS

As of the date of this prospectus, we have obtained the following certifications that are material to our operations:

License/Certification Holder	Description	Awarding organization	Expiry date
Mekar Subur AV Sdn. Bhd. (Puan Nur Hairunnisa Binti Jaafar as authorized individual)	Registration with Ministry of Finance to participate in government sector and semi-government tenders and contracts	Malaysia Ministry of Finance	May 23, 2026
Mekar Subur AV Sdn. Bhd.

Registration with Public Performance Malaysia (PPM) Berhad for a non-exclusive license to commercially rent any or all sound, music videos and/or karaoke recordings that are within PPM members’ repertoire in Malaysia

		Public Performance Malaysia (PPM) Berhad	October 31, 2026

INTELLECTUAL PROPERTY

As at the date of this prospectus, we do not own any patents, copyrights, trademarks or domains.

INSURANCE AND SURETY

Under Employees Provident Fund Act 1991, our Operating Subsidiary is required to make contributions, as employers, to the Employees Provident Fund for our employees. The contribution rates vary, depending on the monthly wages of our employees. Other than the contributions, we have no further obligation for the payment of retirement and other post-retirement benefits to our employees in Malaysia.

In Malaysia, we are required to comply with regulations governing employment such as the Employment Act 1955, Employees Provident Fund Act 1991, Employees’ Social Security Act 1969, Employment Insurance System Act 2017, Income Tax (Deduction From Remuneration) Rules 1994, Minimum Wages Order 2024 and Industrial Relations Act 1967.

Except for the insurances as required by the Malaysian laws and regulations, we maintain insurance coverage appropriate for our business operations. Our insurance policies include (i) fire and lightning insurance for our offices and (ii) fire, burglary and employers’ liability insurance for our warehouses.

We regularly review our insurance coverage with reputable insurance providers to ensure adequate protection against operational risks. While we believe our current insurance coverage is in line with industry standards and adequate for our operations, we will continually assess our insurance needs as our business expands.

FACILITIES

We do not own any real property.

Our principal executive office, located at No 35-1, Jalan 2/115a, Taman Pagar Ruyung, Jalan Kuchai Lama, 58200 Kuala Lumpur, is leased by our Operating Subsidiary. We also lease the following processing facilities to support our business activities and operations:

No.	Address	Area (Square Meter)	Usage
1.	No 33 – 1, Jalan 2/115a, Taman Pagar Ruyung, Jalan Kuchai Lama, 58200 Kuala Lumpur	151.42 sq meter	Office
2.	Lot 5746 C Kedai, Batu 4 ½, Jalan Klang Lama, 58000 Kuala Lumpur	414.6 sq. meter	Warehouse
3.	Lot 5746 B Kedai, Batu 4 ½, Jalan Klang Lama, 58000 Kuala Lumpur	414.6 sq meter	Warehouse

We believe that our facilities are adequate to meet our needs for the immediate future and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

EMPLOYEES

For the years ended June 30, 2025, and 2024, our Operating Subsidiary employed a total number of 41 and 48 employees in Malaysia, respectively. All of our employees were stationed in Malaysia. The following table sets out a breakdown of our employees by function:

	As of June 30, 2025	As of June 30, 2024
Management	1	1
Operations	31	39
Finance, administration and Human Resources	6	5
Sales and Marketing	3	3
Total	41	48

We believe that our Operating Subsidiary maintains a good working relationship with its employees, and it has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the years ended June, 2025 and 2024. In attracting and retaining talents, we ensure that our employee remuneration packages are being structured and reviewed periodically to stay competitive in the labor market.

DATA SECURITY AND PROTECTION

Keeping private data and sensitive information safe is integral to maintaining the trust from our customers. The personal data protection policies describe our data collection, use, disclosure, protection and retention practices.

In addition, we use security software to protect the data with which we are entrusted and are constantly reviewing and monitoring our internal data security practices. Informal training and awareness programs are held from time to time to educate employees on the importance of information security and their responsibilities in relation to information management. Only authorized individuals who require the information to fulfil their job responsibilities have access to the relevant information and systems. For our external interfaces, we utilize firewalls, encryption, and other security controls to secure our networks from unauthorized access, use, disclosure, disruption, modification, or destruction.

LITIGATION

There are no material proceedings to which any director or officer, or any associate of any such director or officer, is a party that is adverse to our Company or any of our subsidiaries or has a material interest adverse to our Company or any of our subsidiaries. No director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years. No current director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years. No current director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, or banking activities during the past ten years. No current director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.

However, we may from time to time after the date of this prospectus become subject to claims and litigation arising in the ordinary course of business. One or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which such claim or litigation is resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention, and may materially adversely affect our reputation, even if resolved in our favor.

REGULATORY ENVIRONMENT

This section sets forth a summary of the principal Malaysia laws and regulations relevant to our business and operations in Malaysia.

LAWS AND REGULATIONS OF MALAYSIA

Our operations are subject to a variety of rules and regulations. We primarily operate in Malaysia and are therefore subject to all of the local laws and regulations generally applicable to businesses in Malaysia, including with respect to licensing, taxation, employment, data protection, anti-money laundering laws and other regulations. We set out below brief description of certain regulations particularly significant for our operations.

Regulations Relating to Business Premises

Local Government Act 1976 and Licensing of Trades, Businesses and Industries (Federal Territory of Kuala Lumpur) By-Laws 2016

The Local Government Act 1976 (“LGA 1976”) empowers local authorities to grant licenses or permits for any trade, occupation, or premises. Such licenses may be subject to conditions and restrictions as deemed appropriate by the local authority.

Under the LGA 1976, every local authority may also make, amend, and revoke by-laws on matters necessary or desirable for the maintenance of health, safety, and well-being of inhabitants, or for the good order and governance of the local authority.

The Operating Subsidiary conducts its business from premises located in Kuala Lumpur, Malaysia, which falls under the jurisdiction of the Kuala Lumpur City Hall (“DBKL”). The Operating Subsidiary is subject to the Licensing of Trades, Businesses and Industries (Federal Territory of Kuala Lumpur) By-Laws 2016 (the “DBKL By-laws”), which require a valid business license for any trade, business, or industrial activity conducted within Federal Territory of Kuala Lumpur.

The DBKL By-laws further provide that any person who contravenes any provision of the by-laws shall be guilty of an offence and, upon conviction, may be liable to a fine not exceeding RM2,000, imprisonment for a term not exceeding one year, or both. In the case of a continuing offence, a fine not exceeding RM200 per day may also be imposed for each day the offence continues after conviction.

As at the date of this prospectus, our Operating Subsidiary has obtained the temporary business premises license for its offices and warehouses from DBKL, pending the issuance of the final licenses.

Regulations Relating to Occupational Safety and Health

Occupational Safety and Health Act 1994

Occupational Safety and Health Act 1994 (“OSHA 1994”) serves as the principal legislation governing workplace safety, health, and welfare in Malaysia. Under Section 29A of the OSHA 1994, an employer employing five or more employees at a workplace is required to appoint an employee to act as an occupational safety and health coordinator. An employer who contravenes Section 29A of the OSHA 1994 shall be guilty of an offence and shall on conviction, be liable to a fine not exceeding RM50,000 or to imprisonment for a term not exceeding 6 months or to both.

In addition, Section 18B of the OSHA 1994 requires every employer to conduct a risk assessment to evaluate workplace hazards and implement appropriate measures for risk control. An employer who contravenes this Section 18B of OSHA 1994 shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding RM500,000 or to imprisonment for a term not exceeding 2 years or to both.

Pursuant to Section 30 of the OSHA 1994, every employer shall establish a safety and health committee at the place of work if forty or more persons are employed at that workplace. A person who contravenes this Section 30 of the OSHA 1994 shall be guilty of an offence and, upon conviction, be liable to a fine not exceeding RM100,000 or to imprisonment for a term not exceeding 1 year or to both.

Our Operating Subsidiary is currently in the process of registering our employee with the Department of Occupational Safety and Health Malaysia as occupational safety and health coordinator and establishing a safety and health committee at our workplace. As at the date of this prospectus, our Operating Subsidiary has not been issued with any penalties or compounds by the Department of Occupational Safety and Health Malaysia pursuant to OSHA 1994.

Regulations Relating to Audio-Visual Equipment

Electricity Supply Act 1990 and Electricity Regulations 1994

Electricity Regulations 1994 (“ER 1994”) were enacted pursuant to the Electricity Supply Act 1990 (“ESA 1990”) to regulate the licensing and control of electrical installation and equipment. Regulation 97(1) of the ER 1994 provides that no person shall, inter alia, import or display any domestic equipment, low voltage equipment usually sold directly to the general public or low voltage equipment that does not require special skills in its operation, unless such equipment is approved by the Energy Commission. Further, all approved electrical equipment may be required to be labelled or marked in accordance with Regulation 98 of the ER 1994. The term “equipment” is broadly defined under Section 2 of the ESA 1990 to include items for the generation, conversion, transmission, distribution or utilization of electrical energy or communications which include wiring materials and accessories and electrical products.

Chapter 4 of the Guidelines for the Approval of Electrical Equipment dated 21 June 2024 (Registration Number: GP/ST/No.37/2024) (“Electrical Equipment Guidelines”) issued by the Energy Commission sets out the list of regulated electrical equipment which are to be tested against specified standards, such as PA system, speaker, LED/LCD screens, and regulated accessories (e.g., USB adapters and chargers). The Operating Subsidiary supplies and rents audio-visual equipment and occasionally imports such equipment from its overseas suppliers which are regulated under Chapter 4 of the Electrical Equipment Guidelines and therefore require the Certificate of Approval from the Energy Commission for such regulated electrical equipment’s importation and display.

Any person who contravenes or fails to comply with any provision of the ER 1994 shall be guilty of an offence under Regulation 122 of the ER 1994. Upon conviction, the person shall be liable to a fine not exceeding RM5,000 or to imprisonment for a term not exceeding 1 year or to both.

Our Operating Subsidiary is currently in the process of obtaining the necessary Certificates of Approval from the Energy Commission for all our regulated electrical equipment. As of the date of this prospectus, our Operating Subsidiary has not been issued with any penalties or compounds by the Energy Commission pursuant to the ESA 1990 and ER 1994.

Regulations Relating to the Usage of the Music Recordings

Copyright Act 1987

The Copyright Act 1987 (“CA 1987”) provides legal protection to creators, granting them ownership over their works, including musical compositions and sound recordings. The CA 1987 comprehensively governs all aspects of copyright, including eligibility for protection, remedies for infringement, and defenses against infringement claims.

Pursuant to Section 36 of the CA 1987, copyright is infringed when a person, without the consent or license of the copyright owner, imports an article into Malaysia for purposes of: (a) selling, offering or exposing for sale or hire, letting for hire, or otherwise trading the article; (b) distributing the article for purposes of trade or in a manner that prejudicially affects the copyright owner; or (c) publicly exhibiting the article for commercial purposes, where the person knows or ought reasonably to know that the article was made without authorization.

Playing copyrighted music in public spaces without proper authorization may constitute copyright infringement. Businesses are required to obtain licenses from the authorities to use copyrighted music for commercial purposes, which include the Public Performance Malaysia (PPM) Berhad (“PPM”).

As of the date of this prospectus, the Operating Subsidiary has obtained the applicable PPM license required for its business operations.

Regulations Relating to Personal Data Protection

Personal Data Protection Act 2010

The Personal Data Protection Act 2010 (“PDPA 2010”) governs the processing of personal data in commercial transactions and related matters. It applies to (a) any person who processes, and (b) any person who has control over or authorizes the processing of, personal data in connection with commercial transactions (“Data Controller”). A Data Controller must comply with the Personal Data Protection Principles, which include the General Principle, Notice and Choice Principle, Disclosure Principle, Security Principle, Retention Principle, Data Integrity Principle, and Access Principle (collectively, the “Personal Data Protection Principles”). Contravention of these principles constitutes an offense, punishable by a fine of up to RM1,000,000, or imprisonment for up to 3 years, or both.

Further, pursuant to Section 12A(1) of the Personal Data Protection (Amendment) Act 2024, a Data Controller is required to appoint at least one Data Protection Officer accountable for PDPA 2010 compliance. However, according to the Guidelines on Appointment of Data Protection Officer issued by the Personal Data Protection Department, this requirement only applies if the Data Controller or Data Processor: (a) processes personal data of more than 20,000 data subjects; (b) processes sensitive personal data, including financial information, of more than 10,000 data subjects; or (c) engages in activities involving “regular and systematic monitoring” of personal data.

As of the date of this prospectus, our Operating Subsidiary does not fall within the threshold requiring the appointment of Data Protection Officer.

Regulations Relating to Employment Laws

Employment Act 1955

The Employment Act 1955 (“EA 1955”) governs the laws of employment in Peninsular Malaysia and the Federal Territory of Labuan. The legislation set out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. Under the EA 1955 as amended by the Employment (Amendment of First Schedule) Order 2022, an ‘employee’ is defined as any person who has entered into a contract of service with an employer.

Malaysia has also implemented a minimum wage policy that has raised the basic wage of all employees (except for domestic servants) to RM1,700 per month under the Minimum Wages Order 2024.

Employees Provident Fund Act 1991

The Employees Provident Fund Act 1991 (“EPF Act 1991”) which applies throughout Malaysia governs the mandatory scheme of savings for employees’ retirement and the management of savings for retirement purposes and for incidental matters.

Pursuant to the EPF Act 1991, every employee and every employer of a person who is an employee within the meaning of the EPF Act 1991 shall be liable to pay monthly contributions on the amount of wages at the rates set out in the third schedule of the EPF Act 1991.

Any employer who fails, within such period as may be prescribed by the minister, to pay any contributions for which he is liable under the EPF Act 1991 to pay in respect of or on behalf of any employee in respect of any month, shall be guilty of an offence and shall, on conviction, be liable to imprisonment for a term not exceeding 3 years or to a fine not exceeding RM10,000 or both.

Employees’ Social Security Act 1969

The Employees’ Social Security Act 1969 (“SOCSO Act 1969”) provides social security in certain contingencies and makes provision for certain other matters in relation to it and applies throughout Malaysia to all industries having one or more employees. All employees, irrespective of the amount of wages, shall be insured in the manner provided by the SOCSO Act 1969.

Pursuant to the SOCSO Act 1969, the contribution payable under the SOCSO Act 1969 in respect of an employee shall comprise of contribution payable by the employer (being the employer’s contribution) and contribution payable by the employee (being the employee’s contribution) and shall be paid to the social security organization. The contributions fall into 2 categories, namely:

(a)     the contributions payable by or on behalf of the employees insured against the contingencies of invalidity and employment injury; and

(b)    the contributions payable by or on behalf of employees insured only against the contingency of employment injury.

The various categories of contributions shall be paid in accordance with the rates specified in the third schedule of the SOCSO Act 1969.

If any person amongst others fails to pay any contribution or any part thereof which is payable by him under the SOCSO Act 1969 or fails to pay within the time prescribed by regulations any interest payable or is guilty of any contravention of or non-compliance with any of the requirements of the SOCSO Act 1969 or the rules or the regulations in respect of which no special penalty is provided, he shall be punishable with imprisonment for a term which may extend to 2 years, or with a fine not exceeding RM10,000 or to both.

Employment Insurance System Act 2017

The Employment Insurance System Act 2017 (“EIS Act 2017”) provides certain benefits and a re-employment placement programme for insured persons in the event of loss of employment and for matters connected therewith and applies throughout Malaysia to all industries having one or more employees.

Every employer shall register his industry to which the EIS Act 2017 applies with the social security organization within such period and in such manner as prescribed. Any person who contravenes this requirement commits an offence and shall, on conviction, be liable to a fine not exceeding RM10,000 or to imprisonment for a term not exceeding 2 years or to both.

Contributions payable under the EIS Act 2017 in respect of an employee shall comprise a contribution payable by the employer and a contribution payable by the employee and shall be paid to the social security organization, according to the rates as specified in the second schedule of the EIS Act 2017.

If an employer which is a body corporate commits an offence under the EIS Act 2017, any person who at the time of the commission of the offence was a director, manager, secretary or other similar officer of the body corporate may be charged severally or jointly in the same proceedings with the body corporate.

Regulations Relating to Tax

Withholding Tax

Pursuant to the Income Tax Act 1967 (revised 1971) (“ITA 1967”), where any person (“payer”) is liable to make contract payment to a non-resident contractor in respect of services under a contract, he shall upon paying or crediting such contract payment deduct therefrom tax at the rate stated below:

(a)     10% of the contract payment on account of tax which is or may be payable by that non-resident contractor for any year of assessment; and

(b)    3% of the contract payment on account of tax which is or may be payable by employees of that non-resident contractor for any year of assessment, and (whether or not that tax is so deducted) shall within one month after paying or crediting such contract payment render an account and pay the amount of that tax to the Director General of Inland Revenue.

Where the payer fails to pay any amount due from him under the foregoing provisions, the amount which he fails to pay shall be increased by a sum equal to 10% of the amount which he fails to pay, and that amount and the increased sum shall be a debt due from him to the Malaysian Government and shall be payable forthwith to the Director General of Inland Revenue.

Dividends and Distributions

Malaysian subsidiaries commonly engage in transactions with their foreign holding company that are not connected to any business carried on in Malaysia by the foreign holding company, such as the payment of royalties, interest, or service fees. The tax obligations of the foreign holding company, as a non-resident, are typically fulfilled through withholding tax (“WHT”) deducted by the paying entity, i.e., the Malaysian subsidiary. Under the Double Taxation Agreement (“DTA”) between Malaysia and the United States of America, the applicable WHT rates are royalties — 10%, interest — 15%, dividends — 0%, and income other than royalties and interest — 10%.

Payments of these types of income to non-residents, with the exception of dividends, are subject to WHT, which must be remitted to the Inland Revenue Board of Malaysia within one month of payment or crediting.

Corporate Income Tax

The standard corporate tax rate is 24%, whilst the tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of Ringgit Malaysia Two Million and Five Hundred Thousand (RM2,500,000) or less, and gross income of not more than Ringgit Malaysia Fifty Million (RM50,000,000) is 15% for the first Ringgit Malaysia One Hundred and Fifty Thousand (RM150,000) taxable income, and 17% for taxable income exceeding Ringgit Malaysia One Hundred and Fifty Thousand (RM150,000) to Ringgit Malaysia Six Hundred Thousand (RM600,000), with the remaining balance of taxable income being taxed at the 24% rate.

Sales and Services Tax

With effect from September 1, 2018, the Sales Tax Act 2018 and the Service Tax Act 2018 came into operation in Malaysia, in substitution for the Goods and Services Tax.

The Sales Tax Act 2018 introduced a single-stage tax (i.e. a tax which is only imposed at one stage in the supply chain at the import or manufacturer level) charged and levied on (i) taxable goods manufactured in Malaysia by a taxable person and sold by such taxable person (including used or disposed of); and (ii) taxable goods imported into Malaysia.

A “taxable person” (being a person who manufactures taxable goods) is liable to be registered if its annual turnover exceeds RM500,000. Sales tax is charged and levied at fixed rates of 5% or 10% or at a specific rate, depending on the type of taxable goods. Certain goods which are listed under the Sales Tax (Goods Exempted From Sales Tax) Order 2025 are exempt from sales tax.

The Service Tax Act 2018 is a form of indirect tax imposed on the provision of specific prescribed taxable services provided in Malaysia by a registered person in carrying on business. Generally, service providers who provide taxable services in excess of RM500,000 per annum are liable to be registered.

Pursuant to the Service Tax (Rate of Tax) (Amendment) Order 2024 (“Service Tax Amendment Order 2024”) which was gazetted on February 26, 2024, and came into effect on March 1, 2024, the service tax rate has been revised from 6% to 8% on all taxable services except for the following taxable services which shall be levied at 6% as provided in the Service Tax Amendment Order 2024:

(a)     food and beverage;

(b)    telecommunication services;

(c)     parking place services; and

(d)    logistic services.

“Taxable persons” and “taxable services” are provided in the Service Tax Regulations 2018 to include persons operating business in the industry of (i) accommodation; (ii) food and beverage; (iii) night-clubs, dance halls, cabarets, karaoke center, wellness centers, massage parlors, public houses and beer houses; (iv) private club; (v) golf club and golf driving range; (vi) betting and gaming; (vii) professional services; (viii) finance; (ix) other service providers; (x) rental or leasing; (xi) construction works; and (xii) education.

Regulations Relating to Foreign Currency Exchange and Dividend Distribution

Companies Act 2016

The Companies Act 2016 (“CA 2016”) is the principal legislation governing the distribution of dividends of a Malaysian company. Under Section 131 of the CA 2016, a Malaysian company may only make a distribution to the shareholders out of profits of the company available if the company is solvent. The company, every officer and any other person or individual who contravene this Section 131 of the CA commits an offence and shall, on conviction, be liable to imprisonment for a term not exceeding 5 years or to a fine not exceeding RM3,000,000 or to both.

Financial Services Act 2013 and Islamic Financial Services Act 2013

The exchange control regime in Malaysia is regulated by the Financial Services Act 2013 (“FSA 2013”) and Islamic Financial Services Act 2013 (“IFSA 2013”). The FSA 2013 and IFSA 2013 have prescribed a list of transactions that are prohibited without approval from Central Bank of Malaysia (“BNM”), and they regulate the domestic and international transactions involving residents and non-residents of Malaysia. The requirements, restrictions and conditions of approval in respect of the prohibited transactions and directions of BNM are further set forth in the Foreign Exchange Policy Notices issued by BNM (“FEP Notices”).

Under the FSA 2013 and IFSA 2013, all payments made between the residents of Malaysia must be paid in Malaysian ringgit, subject to limited exceptions and approval under the FEP Notices, whereas payment made between resident and non-resident of Malaysia may be made either (i) in Malaysian ringgit, where the payment is for the prescribed purposes (including, amongst others, any purpose between immediate family members, income earned or expenses incurred in Malaysia or settlement of trade in goods or services in Malaysia), or (ii) in foreign currency (other than the currency of Israel), for any purpose subject to certain exclusions under the FEP Notices which require BNM’s written approval. On the other hand, non-residents are allowed to make or receive payment in foreign currency (except for the currency of Israel) in Malaysia, to or from another non-resident for any purpose (including capital, divestment proceeds, profits, dividend, rent, fees and interest arising from any investment in Malaysia, subject to any withholding tax) in accordance with the FEP Notices.

Any person who fails to comply with any direction of BNM commits an offence and shall, on conviction, be liable to imprisonment for a term not exceeding 10 years or to a fine not exceeding RM50,000,000 or to both.

Regulations on Overseas Securities Offering and Listing

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007 (“CMSA 2007”). Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this prospectus except to persons falling within any of paragraphs 9 and 14(a) of Schedule 5 of the CMSA 2007. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring approval of the Commission or the registration of a prospectus with the Commission under the CMSA 2007.

MANAGEMENT

The following table sets forth the names, ages and titles of our directors, director nominees, executive officers, and key personnel as of the date of this prospectus.

Name	Age	Position(s)
Executive Officers and Directors
Elton Lam Tam	58	Chairman of the Board of Directors, Chief Executive Officer and Executive Director
Jordan Yi Chun Tse	30	Chief Financial Officer
Low You Siong	45	Director

Independent Non-executive Directors
Xiao Feng Yuan(1)(2)(3)*	56	Independent Director — Nominee
Yau Xin Hui(1)(2)(3)*	33	Independent Director — Nominee
Ken Ye(1)(2)(3)*	42	Independent Director — Nominee

____________

(1)      Member of the Audit Committee

(2)      Member of the Compensation Committee

(3)      Member of the Nomination and Corporate Governance Committee

Note:

*        The appointments of the non-executive and independent directors will become effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

The business address of all such senior management and directors is No. 35-1, Jalan 2/115a, Taman Pagar Ruyung, Jalan Kuchai Lama, 58200 Kuala Lumpur, Malaysia.

Executive Officers and Directors

Elton Lam Tam has served as our Chairman of the Board of Director, Chief Executive Officer and Executive Director since December 2025. Since January 2025 he has served as the Executive Director of E Team Management LLC where he provides financial advisory services and manages a diverse portfolio of assets and strategic investments. From June 2000 until March 2007 Mr. Tan served as a Vice President of Berkshire Financial Group Inc. where he directed business development and operations for the Asian market segment and managed mortgage lending activities. He received his Associate Bachelor Degree from New York City Technology College in June 1990.

Jordan Yi Chun Tse has served as our Chief Financial Officer since December 2025. Since October 2023 he has served as the Chief Financial Officer for Springview Holdings Ltd where he is responsible for overseeing the company’s overall financial operations, participating in strategic planning and corporate communications with investors and financial analysts. From October 2022 until September 2024, Mr. Tse served as an Investment Manager at Alpha (Shenzhen) Management Consulting Limited where he was engaged in corporate finance transactions including IPOs and mergers and acquisitions, performed due diligence and prepared documents for submission to regulatory agencies. From December 2018 until September 2020, he served as a Senior Associate in the Entrepreneurial Group at PricewaterhouseCoopoers where he communicated with client representatives, assessed cash flows and financial statements, and reviewed and reported upon deficiencies in financial statements. From September 2007 until March 2012, he attended Wah Yan College in Hiong Kong, from April 2012 until December 2012 he attended the University of New South Wales Foundation Year in Australia and from March 2013 until March 2016 he attended the University of New South Wales Australia where he received a Bachelor of Commerce Degree in March 2016. In May 2020 he became a Certified Practicing Accountant in Australia.

Low You Siong has served as a Director of the Company since December 2025. Since 2013 he has served as the CEO of Mekar Subur AV Sdn Bhd. Mr. Low received a Bachelor of Science (Human Development) degree from the University of Putra in Malaysia in November 2004.

Independent Non-Executive Directors

Xiao Feng Yuan was appointed as an Independent Director effective upon the closing of this offering., Since January 2022 Mr. Yuan has served as the Group CFO for Xtreme Business Enterprises Ltd.; from January 2015 until December 2021 he served as a business and financial advisor with Rongchuang Investments Ltd. in Hong Kong and from August 2020 until January 2021 he served as the Business Analyst Manager for Petoyo Ltd. Mr. Yuan received a Bachelor of Commerce (Major in Accounting) degree from the University of Western Sydney, Australia in November 1996. He holds a CPA Australia certificate (April 2000) and a CFPHK (March 2019)

Yau Xin Hui was appointed as an Independent Director effective upon the closing of this offering. She currently serves as a Research Associate at Nanyang Technological University, a position she has held since July 2025. From May 2024 until December 2024, she served as a research engineer for Hydroleap Pte Ltd where she was engaged in a broad range of activities relating to assessing and resolving environmental issues. From March 2022 until April 2024, she served as a research assistant at the National University of Singapore where she evaluated, documented and reviewed the risk assessment for equipment and experiment processes. Ms. Yau received a Bachelor of Chemical Engineering Technology (honors) (Industrial Biotechnology) in August 2016 and a Master in Science (MSc) from the Universiti Teknologi Petronas in January 2019.

Ken Ye was appointed as an Independent Director effective upon the closing of this offering. Since November 2022 he has served as a licensed real estate associate broker with CPRE NY LLC, Flushing, N.Y. From May, 2017 until November 2022 he served as a licensed real estate agent with Century 21 New Golden Age Realty Inc. in New York N.Y. Mr. Ye received a Bachelor of Arts/Science degree from Brooklyn College in May 19, 2003.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nomination and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The board of directors may also establish other committees from time to time to assist the Company and the board of directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, the Nasdaq Listing Rules and the SEC rules and regulations, if applicable. Upon our listing on Nasdaq, each committee’s charter will be available on our website at www.msav.com.my. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit Committee

Xiao Feng Yuan, Yau Xin Hui, and Ken Ye will serve on the audit committee, which will be chaired by Xiao Feng Yuan. Our board of directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Xiao Feng Yuan as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee is responsible for, among other things:

•        appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•        pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•        reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our combined financial statements;

•        reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly combined financial statements and related disclosures as well as critical accounting policies and practices used by us;

•        coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•        establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited combined financial statements shall be included in our Annual Report on Form 20-F;

•        monitoring the integrity of our combined financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•        reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

•        continuously engage in the analysis of and review for potential cybersecurity risks as part of the Company’s overall risk management program; and

•        reviewing earnings releases.

Compensation Committee

Yau Xin Hui, Xiao Feng Yuan, and Ken Ye will serve on the compensation committee, which will be chaired by Yau Xin Hui. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our Chief Executive Officer; and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

•        reviewing and recommending to the board of directors the cash compensation of our other executive officers;

•        reviewing and establishing our overall management compensation, philosophy, and policy;

•        overseeing and administering our compensation, share option scheme, and similar plans;

•        reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq Listing Rules;

•        retaining and approving the compensation of any compensation advisors;

•        reviewing and approving our policies and procedures for the grant of equity-based awards;

•        reviewing and recommending to the board of directors the compensation of our directors;

•        reviewing and determining the necessity for recovery of certain incentive compensation previously paid to the Company’s officers and directors in the event of a restatement of the Company’s financial statements for any fiscal year; and

•        preparing the compensation committee report required by SEC rules, if and when required.

Nomination and Corporate Governance Committee

Ken Ye, Xiao Feng Yuan and Yau Xin Hui will serve on the nomination and corporate governance committee, which will be chaired by Ken Ye. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        developing, reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        evaluating the performance and effectiveness of the board as a whole.

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender, or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Code of Conduct and Code of Ethics

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at http://www.msav.com.my. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers, and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq Capital Market.

Family Relationships

There are no family relationships or other arrangements or understandings between or among any of the directors, director nominees, executive officers, or other person pursuant to which such person was selected to serve as a director or officer.

Board Diversity

While we do not have a formal policy on diversity, our board of directors considers diversity to include the skill set, background, reputation, type, and length of business experience of our board members as well as a particular nominee’s contributions to that mix. Our board of directors believes that diversity promotes a variety of ideas, judgments, and considerations to the benefit of our Company and shareholders.

On August 6, 2021, the Securities and Exchange Commission approved a proposed rule from Nasdaq on diversity of boards of directors of companies listed on Nasdaq. Under the rule as approved, “foreign private issuers” can meet the diversity requirement with either two female directors or one female director and one director who is an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious, or linguistic identity in its home country or LGBTQ+. Companies with five or fewer directors can meet the requirement by having at least one director who meets the definition of “diverse” under the new rule. The requirements will become effective from August 7, 2023.

Employment Agreements

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part, we will enter into employment agreements with each of our Executive Officers, pursuant to which such individuals have agreed to serve as our Executive Officer from the effective date of the registration statement. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon three months’ advance written notice. Each Executive Officer may resign at any time upon three months’ advance written notice.

Each Executive Officer will agree to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each Executive Officer will agree to disclose in confidence to us all inventions, designs, and trade secrets which he conceives, develops, or reduces to practice during his employment with us and to assign all right, title, and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs, and trade secrets.

In addition, each Executive Officer will agree to be bound by non-competition and non-solicitation restrictions during the term of employment and for six months following the last date of employment. Specifically, each Executive Officer will agree not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert, or take away the business of our clients, customers, or business partners, or (iii) solicit, induce, or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements will also contain other customary terms and provisions.

Directors’ Agreements

Each of our directors intend to enter into a Director’s Agreement with the Company effective upon the registration statement of which this prospectus forms a part becoming effective. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Any Director’s Agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote

Under the Directors’ Agreements, the initial salary that is payable to each of our Directors is USD$2,000 per month, payable on a quarterly basis, following the closing of this offering.

In addition, our directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the Board of Directors, provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation

In the years ended June 30, 2025 and 2024, we paid approximately US$0.6 million and US$0.42 million, respectively,in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, Our Malaysian subsidiarie are required by law to contribute certain percentages of each employee’s salary to statutory funds, including the Emplovees Provident Fund for retirement savings, the Social Security Organization for employment iniury and invalidity protection,the Employment Insurance System for unemployment protection and the Human Resources Development Fund for employee training and skills development.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding anticipated beneficial ownership of our Ordinary Shares, following the reorganization of the Company’s legal structure which is in process and has not yet been completed, by:

•        each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

•        each of our named executive officers;

•        each of our directors and independent non-executive directors; and

•        all of our current executive officers, directors, and independent non-executive directors as a group.

Our company’s authorized share capital is US$50,000 divided into 5,000,000,000 ordinary shares of US$0.00001 par value per share. The number and percentage of ordinary shares beneficially owned are based on 20,000,000 ordinary shares of US$0.00001 par value per share issued and outstanding as of the date of this prospectus.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option, or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is No. 35-1, Jalan 2/115A. Taman Pagar Ruyung, Jalan Kuchai Lama, 58200 Kuala Lumpur, Malaysia.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Ordinary)(1)	Percentage Ownership (Ordinary)(2)
Directors and Named Executive Officers:
Elton Lam Tam(3), Chief Executive Officer	2,400,000	10.11%
Jordan Yi Chun Tse, Chief Financial Officer	—	—
Low You Siong(4), Executive Director	13,000,000	54.74%
Xiao Feng Yuan, Independent Director – Nominee,	—	—
Yau Xin Hui, Independent Director – Nominee	—	—
Ken Ye, Independent Director – Nominee	—	—
All directors and executive officers as a group (7 persons)	15,500,000	64.85%

5% Beneficial Owners:
E Team (BVI) Limited(3)	2,400,000	10.11%
LYS (BVI) LTD(4)	13,000,000	54.74%
CA (BVI) LIMITED	1,800,000	9%
WP (BVI) LIMITED	1,600,000	8%

____________

(1)      Based on Ordinary Shares issued and outstanding as of the date of this prospectus, assuming the successful completion of the reorganization which is now in process.

(2)      Based on 23,750,000 Ordinary Shares issued and outstanding immediately after the offering assuming no exercise of the underwriters’ over-allotment option.

(3)      Includes 2,400,000 Ordinary shares owned of record by E Team (BVI) Limited that are beneficially own by Tam Elton Lam and Tam Yun Lam, his wife, by virtue of them being the sole shareholders and directors of that company.

(4)      Includes 13,000,000 Ordinary shares owned of record by LYS (BVI) LTD that are beneficially own by Low You Siong by virtue of his being the sole shareholder and director of that company.

Immediately upon completion of this offering LYS (BVI) LTD will be the record owner of 54.74% of our outstanding Ordinary Shares. LYS (BVI) LTD is directly held as to 100% by Mr. Low You Siong, our Executive Director. As a result, each of LYS (BVI) LTD and Mr. Low You Siong will be regarded as a controlling shareholder of our Company. Each of our Controlling Shareholders has confirmed that his/its, or any of their close associates, does not have an interest in a business, apart from our business, which competes or is likely to compete, either directly or indirectly, with our business.

RELATED PARTY TRANSACTIONS

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions for the years ended June 30, 2023, 2024, and 2025 which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Malaysian law.

Related Parties

The table below sets forth the major related parties and their relationships with the Group:

No.	Name of Related Parties	Relationship
1	Low You Siong	Director of the Company
2	Mekar Subur Resources Sdn. Bhd.	An entity ultimately controlled by Mr. Low You Siong
3	Msav (S) Pte. Ltd.	An entity ultimately controlled by Mr. Low You Siong’s direct relatives.

Amounts due from/to related parties

Amounts due from/to related parties consisted of the following for the periods indicated:

	As of June 30,
	2023	2024	2025	2025
	MYR	MYR	MYR	USD
Amounts due from related parties, current
Low You Siong	—	—	215,938	51,311
Total amounts due from related parties, current	—	—	215,938	51,311

Amounts due to related parties, current
Msav (S) Pte. Ltd.	464,421	222,036	222,036	52,760
Mekar Subur Resources Sdn. Bhd.	1,605,098	1,403,885	—	—
Low You Siong	596,086	—	—	—
Total amounts due to related parties, current	2,665,605	1,625,921	222,036	52,760

The balance due from related parties represents non-trade, interest-free loans to related parties that are unsecured and repayable on demand.

The balance due to related parties represented the operating expenses paid on behalf of the Company, which is unsecured, interest-free and payable on demand.

Material related party transactions

Apart from the transactions and balances detailed elsewhere in these accompanying combined financial statements, the Company has no other significant or material related party transactions during the years presented.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated with limited liability in the Cayman Islands, and, upon completion of this offering, our affairs will be governed by our Amended and Restated Memorandum and Articles of Association, as amended from time to time, the Companies Act, and the common law of the Cayman Islands. A copy of our Amended and Restated Memorandum and Articles of Association is filed as an exhibit to the registration statement of which this prospectus is a part.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 5,000,000,000 ordinary shares of par value US$0.00001. As of the date of this prospectus, 20,000,000 Ordinary Shares are issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our Ordinary Shares to be issued in the offering will be issued as fully paid.

Our Amended and Restated Memorandum and Articles of Association

Our shareholders have adopted the Amended and Restated Memorandum and Articles of Association on November 27, 2025. The following are summaries of certain material provisions the Amended and Restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.    Under our Amended and Restated Memorandum and Articles of Association, the objects of our company are unrestricted, and we shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Ordinary Shares.    Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. In addition, our Shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    Voting at any meeting of shareholders is by a poll. A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Unless their Ordinary Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all shareholders are entitled to vote at a general meeting. Every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each Ordinary Share of which he or the person represented by proxy is the holder. Votes may be given either personally or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Amended and Restated Memorandum and Articles of Association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that that we may, but shall not (unless required by the Nasdaq rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board, in accordance with the articles. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by our directors. Advance notice of not less than five clear days in writing is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more shareholder(s) holding not less than an aggregate of one-third (1/3) of all Ordinary Shares in issue and entitled to vote in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s Amended and Restated Memorandum and Articles of Association. Our Amended and Restated Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than ten percent of the rights to vote at such general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form designated by the Nasdaq Capital Market (if such shares are listed on the Nasdaq Capital Market) or in any other form approved by our board of directors, executed:

(a)     where the shares are fully paid, by or on behalf that shareholder; and

(b)    where the shares are partly paid, by or on behalf of that shareholder and the transferee

Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of Ordinary Shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four;

•        the shares transferred are fully paid up and free of any lien in favor of our Company; and

•        a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq and on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year as our board may determine.

Liquidation.    If we are wound up, the shareholders may, subject to the Amended and Restated Memorandum and Articles of Association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

•        to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

•        to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    Subject to the terms of the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our board of directors: (i) issue shares that are to be redeemed or liable to be redeemed, at the option of the Company or the shareholder holding those redeemable shares, on the terms and in the manner our board of directors determine before the issue of those shares; (ii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the board of directors determine at the time of such variation; and (iii) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which our board of directors determine at the time of such purchase. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a resolution passed by a at least two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Issuance of Additional Shares.    Our Amended and Restated Memorandum and Articles of Association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. . See “Where You Can Find Additional Information”.

Anti-Takeover Provisions.    Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay, or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•        authorize our board of directors to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any authorized but unissued shares to such persons, at such times and on such terms and conditions as they may decide; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may not issue negotiable or bearer shares, but may issue or shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue no par value, negotiable or bearer shares;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. At the closing of the Initial Public Offering, we became subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. As of the date of this prospectus, we intend to comply with the Nasdaq Rules in lieu of following home country practice. The Nasdaq Rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders. In addition, our Amended and Restated Memorandum and Articles of Association allow directors to call special meetings of shareholders pursuant to the procedures set forth in our Amended and Restated Memorandum and Articles of Association.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

The Companies Act is modelled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property, and liabilities of such companies to the combined company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s Amended and Restated Memorandum and Articles of Association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the combined or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question, and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        an act purports to abridge or abolish the individual rights of a shareholder; and

•        those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum articles of association may provide for indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide that, to the extent permitted by law, our Company shall indemnify each existing or former director (including alternate director), secretary and other officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, our Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in articles of association on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles of Association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Amended and Restated Memorandum and Articles of Association provide that any action required or permitted to be taken at general meetings of our Company may only be taken upon the vote of shareholders at general meeting, and shareholders may approve corporate matters by way of a unanimous written resolution without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors, or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association allow any one or more of our shareholders holding shares which carry in aggregate not less than 10 percent of the voting rights (on a one vote per share basis) in the share capital of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders by written requisition specifying the purpose of the meeting and signed by each of the shareholders making the requisition, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Other than the rights mentioned above, our Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposal before a general meeting or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Although permitted under Cayman Islands law, our Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Memorandum and Articles of Association, directors may be removed with or without cause by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) resigns; (ii) dies; (iii) is declared to be of unsound mind and the board of directors resolves that his office be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (v) makes any arrangement or composition with his creditors; (vi) without special leave, is absent from meetings for a continuous period of six months, and the board of directors resolves that his office is vacated; (vii) has been required by the Designated Stock Exchange (as defined in the Amended and Restated Memorandum and Articles of Association); or (vii) is removed from office by the requisite majority of the directors or otherwise pursuant to our Amended and Restated Memorandum and Articles of Association then in effect.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Amended and Restated Memorandum and Articles of Association, our company may be dissolved, liquidated, or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Act (Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

In this subsection, “we”, “us”, “our” and the “Company” refers to MSAV HOLDINGS LTD and our affiliates and/or delegates, except where the context requires otherwise.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company, you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain, and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer, or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals, and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The Company, as the data controller, may collect, store, and use personal data for lawful purposes, including, in particular:

(a)     where this is necessary for the performance of our rights and obligations under any purchase agreements;

(b)    where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering requirements); and/or

(c)     where this is necessary for the purpose of our legitimate interests, and such interests are not overridden by your interests, fundamental rights, or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances, we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities, such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands, or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 23,750,000 Ordinary Shares issued and outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares and 24,312,500 Ordinary Shares outstanding if the over-allotment option is exercised in full.

All of the Ordinary Shares sold in this offering by the Company will be freely transferable in the United States, without restriction or further registration under the Securities Act, by persons other than our “affiliates.” Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our Ordinary Shares outstanding immediately prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 promulgated under the Securities Act, which rule is summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Ordinary Shares acquired in this offering by our affiliates.

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. Prior to this offering, there has been no public market for our Ordinary Shares, and while we intend to apply for the listing of our Ordinary Shares on Nasdaq, we cannot assure you that a regular trading market will develop in the Ordinary Shares.

Lock-Up Agreements

We have agreed with the underwriters, for a period of 180 days following the date of the commencement of sales of this offering, subject to certain exceptions, not to (1) offer, sell, issue, pledge, contract to sell, contract to purchase, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any other securities so owned convertible into or exercisable or exchangeable for Ordinary Shares; (2) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise; or (3) file any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or publicly disclose the intention to take any such action.

Furthermore, each of our directors, executive officers and any other holder of five percent (5%) or more of the outstanding Ordinary Shares of the Company has also entered into a similar lock-up agreement for a period of 180 days following the date of the commencement of sales of this offering, subject to certain exceptions, with respect to our Ordinary Shares, and securities that are substantially similar to our Ordinary Shares.

We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than six months but not more than one year may sell such Ordinary Shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than one year may freely sell our Ordinary Shares without registration under the Securities Act. Persons who are our affiliates

(including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Ordinary Shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•        1.0% of the then outstanding Ordinary Shares; or

•        the average weekly trading volume of our Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is effected in an “offshore transaction” and no “directed selling efforts” are made in the United States (as these terms are defined in Regulation S) and subject to certain other conditions. In general, this means that our shares may be sold in some manner outside the United States without requiring registration in the United States.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding ninety (90) days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Ogier, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands, and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019, and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares in this offering and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income under Section 1411 of the Code. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such Ordinary Shares determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives another currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Ordinary Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets, and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our Company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

•        such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

•        such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

•        such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•        an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

We have entered into an underwriting agreement dated [•] [•], 2026 (the “Underwriting Agreement”) with Prime Number Capital LLC (the “Representative”), acting as the lead or managing underwriter with respect to the Ordinary Shares subject to this offering. The Representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in this offering. Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell to the underwriters, and each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of Ordinary Shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of shares
Prime Number Capital LLC	[•]
Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions including the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the underwriters’ over-allotment option described below. In the event of a default by one or more underwriters, the Underwriting Agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or the offering may be terminated.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. The underwriters intend to offer our Ordinary Shares to their retail customers only in states in which we are permitted to offer our Ordinary Shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a national securities exchange are “covered securities.” If we were unable to meet the listing standards of a national securities exchange, we would be unable to rely on the covered securities exemption from blue sky registration requirements. In such case, we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a national securities exchange’s listing requirements and our application to list on the exchange is approved.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 45 days from the closing of the offering, to purchase up to an additional 15% of the number of Ordinary Shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts, and commissions. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. If any additional Ordinary Shares are purchased, the underwriters will offer these Ordinary Shares on the same terms as those on which the other Ordinary Shares are being offered.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[•] per share. The underwriters may allow, and certain dealers may re-allow a discount from the concession not in excess of US$[•] per share to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Underwriting Discounts, Advisory Fee, and Expenses

The underwriters will offer the Ordinary Shares to the public at the IPO price set forth on the cover of this prospectus and to selected dealers at the IPO price less a selling concession not in excess of $[•] per Ordinary Share, assuming an IPO price of $[•] per share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus. After this offering, the IPO price, concession, and reallowance to dealers may be reduced by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to its receipt and acceptance and subject to its right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

The underwriting discounts and commissions are 7% of the initial public offering price

The following table shows the price per share and total public offering price, underwriting discounts and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Total
	Per Share		No Exercise		Full Exercise
Public offering price	US$	5.00	US$	18,750,000	US$	21,562,500
Underwriting discounts to be paid by us:	US$	0.35	US$	1,312,500	US$	1,509,375
Proceeds, before expenses, to us	US$	4.65	US$	17,437,500	US$	20,053,125

In connection with and upon closing of the offering contemplated herein, we will also pay to the Representative a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the Ordinary Shares.

We have agreed to pay all expenses relating to the offering, including, but not limited to: (i) the costs of preparing, printing and filing the registration statement with the SEC, including amendments and supplements thereto, and post effective amendments, as well as the filings with FINRA and Nasdaq, and payment of all necessary fees in connection therewith and the printing of a sufficient quantity of preliminary and final prospectuses as the Representative may reasonably request; (ii) the costs of preparing, printing and delivering exhibits thereto, in such quantities as the Representative may reasonably request; (iii) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the Representative; (iv) the fees of counsel and accountants for the Company, including fees associated with any blue sky filings where applicable; (v) fees associated with the Company’s transfer agent; (vi) fees, if necessary, associated with translation services; and (vii) up to US$150,000 of accountable expenses of the Representative (including fees and expenses of its counsel) whether or not the offering is consummated.

In addition to the accountable expenses payable to the Representative as described above, we have paid the Representative a US$50,000 pre-offering advisory fee (the “Advisory Fee”) upon the execution of the engagement letter by and between the Representative and us (the “Engagement Letter”).

We estimate that the total expenses of the offering payable by us, excluding the underwriters’ discount and commissions and non-accountable expense allowance will be approximately US$150,000.

Subject to FINRA Rule 5110 (g)(5)(B), the Company agrees that if closing of a transaction in which the Company (or any of its subsidiaries or immediate holding entity) sells equity securities (including, without limitation to, common equity, depositary receipts, or shares) of the Company, regardless of whether sold by the Company or holders thereof including securities convertible into Securities or substantially similar securities, or any securities substantially similar thereto, in an offering that is similar to the transaction, occurs within twelve (12) months, after the date of the termination (except in the case of a termination by the Company for cause, including, but not limited to, bad faith or willful material breach by Representative of its obligations, failure to fulfill its obligations or gross negligence or willful misconduct in the performance of its services). Upon completion of such a closing, Representative shall remain entitled to the compensation as set forth above with respect to the proceeds raised from the investors introduced or sourced by Representative during the engagement period, as if the closing of such sale had occurred during the term of Representative’s appointment and authorization hereunder and the securities sold.

Right of First Refusal

We have granted the Representative, for a period of twelve (12) months following the closing of this offering, a right of first refusal to act as the lead underwriter or exclusive placement agent for any future public or private offering of our securities, on terms that are the same as or more favorable to us than those offered to any other underwriter or placement agent. The Representative may exercise this right by providing written notice to us within 10 business days after receiving written notice from us of such proposed financing. If the Representative declines to exercise the right of first refusal, we may engage another underwriter or placement agent on terms no more favorable than those offered to the Representative.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We and our directors, officers and affiliates will enter into customary “lock-up” agreements in favor of the Representative pursuant to which we, and any of our successors, our directors, officers and affiliates will agree, for a period of 180 days following the date of the commencement of sales of this offering, not to (a) offer, sell or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (b) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, other than post-effective amendments to the Registration Statement of which this prospectus and the Resale Prospectus are parts. Holders of more than five percent (5%) or more of our outstanding Ordinary Shares as of the effective date of the registration statement, will enter into similar lock-up agreements for a period of 180 days following the date of the commencement of sales of this offering.

Nasdaq Capital Market Listing

We have applied to have our Ordinary Shares approved for listing on the Nasdaq Capital Market under the symbol “MSAV.” We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Ordinary Shares will be listed on the Nasdaq Capital Market at the completion of this offering.

Pricing of the Offering

Prior to the completion of this offering, there was no public market for our Ordinary Shares. The IPO price of the Ordinary Shares will be negotiated between us and the underwriters. Among the factors to be considered in determining the IPO price of the Ordinary Shares, in addition to the prevailing market conditions at the time of the offering, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Ordinary Share

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the Offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to its online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus is a part, has not been approved or endorsed by us or the Underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more Ordinary Shares than it is obligated to purchase under the Underwriting Agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the underwriter under option to purchase additional Ordinary Shares. The underwriter can close out a covered short sale by exercising the option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The underwriter may also sell Ordinary Shares in excess of the option to purchase additional Ordinary Shares, creating a naked short position. The underwriter must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing which could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when an underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be effected on [•], in the over-the-counter market, or otherwise.

In connection with the offering, the underwriter or securities dealers may distribute prospectuses by electronic means, such as email

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on [•] in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase the Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

SELLING RESTRICTIONS

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

Our securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Ordinary Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Ordinary Shares. The securities may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the securities constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the securities. The securities may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, the securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired our securities under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) pursuant to section 275(1) of the SFA, (b) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA and (in the case of an accredited investor) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018; (c) where no consideration is or will be given for the transfer; (d) where such transfer is by operation of law; or (e) as specified in Section 276(7) of the SFA or (f) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person or to any person arising from an offer referred to in section 275(1A) or section 276(4)(i)(B) of the SFA, (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, or (5) as specified in Section 276(7) of the SFA.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and expenses, which are expected to be incurred by us in connection with the offer and sale of the Ordinary Shares by us. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

SEC registration fee	US$	5,000
FINRA filing fee	US$	5,000
Nasdaq listing fee	US$	65,000
Legal fees and expenses	US$	495,600
Accounting fees and expenses	US$	500,000
Accountable underwriter’s expenses	US$	200,000
Printing and engraving expenses	US$	24,000
Miscellaneous(1)	US$	100,000
Total	US$	1,394,600

____________

(1)      Includes financial advisory fees, due diligence expenses, transfer agent fees and other miscellaneous expenses.

LEGAL MATTERS

Certain legal matters in connection with this offering with respect to United States federal securities law will be passed upon us by Schlueter & Associates, P.C. The validity of the Ordinary Shares offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Ogier. Certain legal matters as to Malaysian law will be passed upon for us by Lee & Poh Partnership. Ye & Associates, P.C. is acting as counsel to the underwriters in connection with this offering with respect to U.S. securities law. In rendering its opinion, Ye & Associates, P.C. may rely, as to matters governed by Malaysian law, upon the opinion of Lee & Poh Partnership, and as to matters governed by Cayman Islands law, upon the opinion of Ogier. Schlueter & Associates, P.C. may rely upon Lee & Poh Partnership with respect to matters governed by Malaysian law and Ogier with respect to Cayman Islands law.

EXPERTS

The combined financial statements as of and for the year ended June 30, 2024, and 2025, included in this prospectus have been audited by HYYH CPA LLC, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the combined financial statements). Such combined financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of HYYH CPA LLC is located at 20 S Charles St Ste 403 #1878, Baltimore, MD 21201.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Ordinary Shares to be sold in this offering. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC, including the registration statement, can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. We maintain a website at www.msav.com.my, at which, following completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

MSAV HOLDINGS LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MSAV HOLDINGS LTD

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of MSAV HOLDINGS LTD (the “Company”) as of June 30, 2024 and 2025, the related combined statements of operations and comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2024, and 2025, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

HYYH CPA. LLC

We have served as the Company’s auditor since 2025.

Baltimore, Maryland

December 22, 2025

MSAV HOLDINGS LTD
COMBINED BALANCE SHEETS

(In Malaysian Ringgit, except for share data, or otherwise noted)

	As of June 30,
	2024	2025	2025
	MYR	MYR	USD
ASSETS
Current assets:
Cash and cash equivalents	551,191	330,139	78,448
Accounts receivable, net	3,207,941	4,500,746	1,069,468
Prepaid expenses and other current assets	233,798	696,857	165,587
Due from related parties	—	215,938	51,311
Total Current Assets	3,992,930	5,743,680	1,364,814

Non-current assets:
Property and equipment, net	2,738,851	3,905,058	927,920
Operating lease right-of-use assets, net	10,714	36,153	8,590
Deferred tax assets	117,045	126,043	29,950
Total Non-Current Assets	2,866,610	4,067,254	966,460
Total Assets	6,859,540	9,810,934	2,331,274

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	2,412,184	2,638,721	627,013
Accrued liabilities and other payables	583,462	559,394	132,922
Long-term borrowings and interest payables, current portion	591,813	546,921	129,959
Income tax payable	118,091	1,318,254	313,244
Due to related parties	1,625,921	222,036	52,760
Operating lease liabilities, current	10,714	24,952	5,929
Total Current Liabilities	5,342,185	5,310,278	1,261,827

Non-current liabilities
Long-term borrowings and interest payables	1,174,774	756,852	179,843
Operating lease liabilities, non-current	—	11,201	2,662
Total Non-Current Liabilities	1,174,774	768,053	182,505
Total Liabilities	6,516,959	6,078,331	1,444,332

Equity
Ordinary shares (par value of $0.00001 per share; 4,000,000,000 shares authorized, 20,000,000 issued and outstanding, as of June 30, 2024, and 2025, respectively)	842	842	200
Additional paid-in capital	1,300,000	1,300,000	308,906
Subscription receivables	(842)	(842)	(200)
Retain earnings/(Accumulated deficit)	(957,419)	2,432,603	578,036
Total Shareholders’ equity/(deficit)	342,581	3,732,603	886,942
Total Liabilities Shareholders’ equity/(deficit)	6,859,540	9,810,934	2,331,274

MSAV HOLDINGS LTD

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Malaysian Ringgit, except for share data, or otherwise noted)

	For the Years Ended June 30,
	2024	2025	2025
	MYR	MYR	USD
Revenues
– Rental Revenue	14,162,565	14,768,987	3,509,408
Short-term Event-Based	7,214,170	7,469,243	1,774,842
Long-term contracts	6,948,395	7,299,744	1,734,566
– Sales Revenue	295,815	425,780	101,174
Net revenue	14,458,380	15,194,767	3,610,582
Cost of revenues	(6,482,484)	(4,539,441)	(1,078,662)
Cost of equipment sold	(167,226)	(233,534)	(55,492)
Other cost	(6,315,258)	(4,305,907)	(1,023,170)
Gross profit	7,975,896	10,655,326	2,531,920

Operating expenses
Selling and marketing expenses	(1,824,250)	(1,743,973)	(414,403)
General and administrative expenses	(2,612,092)	(2,995,403)	(711,769)
Expected credit losses	(746,746)	(911,706)	(216,641)
Total operating expenses	(5,183,088)	(5,651,082)	(1,342,813)
Income from operations	2,792,808	5,004,244	1,189,107

Other income/(expenses)
Financial income/(expenses), net	(405,756)	(359,931)	(85,527)
Other income/(expenses), net	(583)	(6,126)	(1,456)
Total other expenses, net	(406,339)	(366,057)	(86,983)

Income before income tax expense	2,386,469	4,638,187	1,102,124
Income tax expenses	(602,418)	(1,248,165)	(296,589)
Net income	1,784,051	3,390,022	805,535

Other comprehensive income/(loss):
Foreign currency translation adjustment	—	—	—
Total comprehensive income	1,784,051	3,390,022	805,535
Comprehensive income attributable to the Company	1,784,051	3,390,022	805,535

Earnings per ordinary share attributable to ordinary shareholders of MSAV HOLDINGS LTD
Basic and diluted	0.09	0.17	0.04

Weighted average number of shares outstanding used in calculating net income per ordinary share
Basic and diluted	20,000,000	20,000,000	20,000,000

MSAV HOLDINGS LTD

COMBINED STATEMENTS OF CHANGES IN EQUITY

(In Malaysian Ringgit, except for share data, or otherwise noted)

	Ordinary Shares		Additional paid-in capital	Subscription receivables	Retained earnings/ (Accumulated deficit)	Accumulated other comprehensive income/(loss)	Total shareholders’ equity (deficit)
	Share*	Amount
Balance as of June 30, 2023	20,000,000	842	1,300,000	(842)	(2,741,470)		(1,441,470)
Net income	—	—	—		1,784,051	—	1,784,051
Balance as of June 30, 2024	20,000,000	842	1,300,000	(842)	(957,419)		342,581
Net income	—	—	—		3,390,022	—	3,390,022
Balance as of June 30, 2025	20,000,000	842	1,300,000	(842)	2,432,603		3,732,603

MSAV HOLDINGS LTD
COMBINED STATEMENTS OF CASH FLOWS

(In Malaysian Ringgit, except for share data, or otherwise noted)

	For the Years Ended June 30,
	2024	2025
	MYR	MYR	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,784,051	3,390,022	805,535
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	852,316	839,282	199,430
Amortization of operating lease right-of-use assets	23,867	(43,474)	(10,330)
Provision for expected credit losses accounts	746,746	911,706	216,641
Changes in assets and liabilities:
Decrease (Increase) in Deferred Tax Assets	421,327	(8,998)	(2,138)
Decrease (Increase) in Accounts receivable	(1,594,234)	(2,201,846)	(523,203)
Decrease (Increase) in Prepayments	(131,650)	(455,025)	(108,123)
Decrease (Increase) in Due from related parties	—	(215,938)	(51,311)
Increase (Decrease) in Accrued liabilities and other payables	(12,103)	(24,068)	(5,719)
Increase (Decrease) in Due to related parties	(1,039,684)	(1,403,885)	(333,591)
Increase (Decrease) in Income taxes payable	118,091	1,200,163	285,183
Increase (Decrease) in Operating lease liabilities	(23,867)	43,474	10,330
Net Cash Provided By (Used In) Operating Activities	1,144,860	2,031,413	482,704

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(960,260)	(1,778,952)	(422,715)
Net Cash Provided By (Used In) Investing Activities	(960,260)	(1,778,952)	(422,715)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term borrowings	(267,959)	(473,513)	(112,516)
Net Cash Provided By (Used In) Financing Activities	(267,959)	(473,513)	(112,516)

Foreign currency effect	—	—	—
Net Change in Cash and Cash Equivalents	(83,359)	(221,052)	(52,526)

Cash, at beginning of the year	634,550	551,191	130,974
Cash, at end of the year	551,191	330,139	78,448

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income tax paid	63,000	120,000	28,514
Interest expense paid	226,099	181,207	43,058

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Additions of operating lease right-of-use assets in exchange of operating lease liabilities	—	49,535	11,770

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

MSAV HOLDINGS LTD (“the Company” or “MSAVH”) is incorporated under the laws of the Cayman Islands as an exempted company with limited liability on November 4, 2025. The Company and its operating subsidiary (collectively referred to as the “Group”) mainly supplies and rents audio-visual equipment, sells related devices, and provides related on-site support services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its wholly owned subsidiary in Malaysia.

In preparation of its initial public offering in the United States, the Company was restructured (the “Reorganization”) on December 10, 2025 (the “Reorganization Date”) in order to establish the Company as the parent company. As part of the Reorganization, the business operations of Mekar Subur AV Adn. Bhd. (“MSAV”) was ultimately obtained control by the Company. In return, the Company issued 20,000,000 ordinary shares to LYS (BVI) LTD, a BVI business company wholly owned by You Siong Low.

The equity interest of the Company and MASV were held as to 100% by Low You Siong before and after the reorganization, with Low You Siong being the ultimate controlling shareholder, who is also the founder and director of the Group.

The Company, together with its wholly-owned subsidiary, resulting from the reorganization have always been under common control of the same ultimate controlling shareholder (i.e. Low You Siong) before and after the reorganization, which was accounted for as a recapitalization. The consolidation of the Group has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying combined financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of inter-company transactions. All share data and per share information are presented on a retrospective basis pursuant to ASC 260.

On December 12,2025 LYS (BVI) LTD transferred 2,400,000, 1,800,000, 1,600,000, 1,200,000 Ordinary Shares to E Team (BVI) Limited, CA (BVI) LIMITED, WP (BVI) LIMITED and other minority shareholders, respectively (the “share transfers”). Thereafter, MSAVH has become owned as to 13,000,000, 2,400,000, 1,800,000, 1,600,000, and 1,200,000 Ordinary Shares held by LYS (BVI) LTD, E Team (BVI) Limited, CA (BVI) LIMITED, WP (BVI) LIMITED and other minority shareholders, representing 65%, 12%, 9%, 8%, 6% of the issued Ordinary Shares of MSAVH respectively.

The details of the Company and the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
MSAV HOLDINGS LTD (“MSAVH”)	November 4, 2025	Cayman Islands	100	Holding company
MSAV (BVI) LTD (“MSAVBVI”)	November 7, 2025	British Virgin Islands (“BVI”)	100	Investment holding
Mekar Subur AV Adn. Bhd. (“MSAV”)	July 19, 2013	Malaysia	100	Supplies and rents audio-visual equipment, sells related devices, and provides related on-site support services

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company was incorporated on November 4, 2025, had no operations of its own during the years presented, and did not historically prepare standalone financial statements. No controlling interest was held by the Company over the entities that comprise the Group during the years presented. Accordingly, the accompanying financial statements

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

have been prepared on a combined basis. These combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Basis of consolidation

The accompanying combined financial statements represent the combination of the historical financial statements of the entities comprising the Group. All significant intercompany transactions and balances among the combining entities have been eliminated.

Use of estimates

The preparation of the combined financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the combined financial statements and accompanying notes. Significant accounting estimates include but not limited to provision of allowance for expected credit losses and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the combined financial statements.

Risks and uncertainties

The main operations of the Group are in Malaysia. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Malaysia, as well as by the general state of the economy in Malaysia. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in Malaysia. Although the Group strives to comply with all applicable laws and regulations, there can be no assurance that future changes in laws, regulations, or their interpretation will not have a material adverse effect on the Group’s business.

The Group’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Group’s operations.

Foreign currency translation and transactions

The accompanying combined financial statements are presented in the Malaysia ringgit (“MYR”), which is the reporting currency of the Group. The functional currency of the Company and its subsidiary in the British Virgin Islands is United States Dollars (“USD” or “US$”), its other subsidiary which is incorporated in Malaysia are Malaysia ringgit (“MYR”), respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the combined financial statements, the financial information of the Group and other entities located outside of Malaysia has been translated into MYR. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Convenience translation

Translations of balances in the combined balance sheets, combined statements of operations and comprehensive loss, combined statements of changes in shareholders’ equity and combined statements of cash flows from MYR into USD as of June 30, 2025 are solely for the convenience of the readers and are calculated at the rate of USD 1.00 = MYR 4.2084, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025. No representation is made that the MYR amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits which can be withdrawn by the Group on demand and are subject to an insignificant risk of changes in their fair value. As of June 30, 2024, and 2025, substantially all of the Group’s cash and cash equivalents were hold in reputable financial institutions located in Malaysia, which are unrestricted as to withdraw and use. The Group has not experienced any losses in its deposit balances and believes it is not exposed to any significant credit risks on its cash and cash equivalents.

Expected credit losses

The Group’s accounts receivable, amounts due from related parties, deposits and other receivables in prepaid expenses and other current assets are within the scope of ASU No. 2016-13. The Group has identified the relevant risk characteristics of its customers and the related receivables and deposits in prepaid expenses and other current assets, which include size, types of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, and current economic conditions in assessing the lifetime expected credit losses. Additionally, external data and macroeconomic factors are also considered. The Group adjusts the allowance percentage periodically when there are significant differences between estimated credit losses and actual bad debts. If there is strong evidence indicating that these financial assets are likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. The balance of these financial assets is written off after all collection efforts have been exhausted. For the years ended June 30, 2024, and 2025, the Group recognized expected credit loss of MYR746,746 and MYR 911,706 (USD 216,641), respectively.

Accounts receivable

Accounts receivable represents the amounts that the Group has an unconditional right to consideration. Accounts receivable that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the provision for credit losses. As of June 30, 2024, and 2025, the allowance balance for credit losses for the Group’s accounts receivable was MYR 1,045,954 and MYR 1,556,495 (USD 369,854), respectively.

Borrowing and borrowing costs

Borrowings are classified as current liabilities unless the Group has the unconditional right to postpone settlement for at least 12 months after the statement of financial position date, in which case they are classified as non-current liabilities.

Borrowings are initially recorded at the proceeds received, net of any transaction costs. They are then measured at amortized cost. The difference between the initial proceeds (after deducting transaction costs) and the repayment amount is recognized in profit or loss over the term of the borrowings using the effective interest rate method.

Borrowing costs are recognized in profit or loss using the effective interest method.

Revenue Recognition

The Company generates revenue primarily from leasing LED display equipment and related audio-visual equipment to customers under short-term event-based rental arrangements and longer-term service contracts. These arrangements are accounted for as leases under ASC 842, Leases, because they convey to the customer the right to control the use of identified equipment in exchange for consideration.

In addition, the Company occasionally sells related equipment directly to customers, such sales revenue is measured and recognized under ASC Topic 606, Revenue from Contracts with Customers, (“Topic 606”). The Group recognizes such revenue when it satisfies a performance obligation by transferring control over a product to a customer. The amount of revenue recognized reflects the consideration the Group expects to be entitled to in exchange for such products.

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table disaggregates the Group’s total revenues by revenue streams:

	For the year ended June 30,
	2024	2025	2025
	MYR	MYR	USD
By revenue type:
Topic 842 revenues – Equipment Rental Revenue	14,162,565	14,768,987	3,509,408
Short-term Event-Based	7,214,170	7,469,243	1,774,842
Long-term contracts	6,948,395	7,299,744	1,734,566
Topic 606 revenues – Sales and installation	295,815	425,780	101,174
Total	14,458,380	15,194,767	3,610,582

Topic 842 revenues — Equipment Rental Revenue

The Company derives revenue from two primary sources: (1) short-term event-based rental arrangements and (2) long-term lease contracts. Both types of arrangements are accounted for as leases under ASC 842, Leases, and are classified as operating leases, as ownership of the leased equipment is retained by the Company and none of the criteria in ASC 842-10-25-2 for sales-type or direct financing leases are met. The leased equipment (primarily LED panels, sound, and lighting systems) is standardized and has alternative uses at the end of each lease term. Installation, dismantling, and routine maintenance services, provided in conjunction with the lease arrangement, are considered activities necessary to make the leased assets available for use and do not represent separate non-lease components under ASC 842. Accordingly, all consideration under such arrangements is allocated to the lease component. Under both types of arrangements, lease income is presented as “rental revenue” in the combined statements of operations and comprehensive income.

1. Short-term Event-Based Rental Arrangements

Event-based rentals typically involve the lease of LED panels and related sound and lighting systems for a single event or a limited period (e.g., one to several days). Lease income from these short-term rentals is generally fixed per event and recognized on a straight-line basis over the rental period, which usually coincides with the duration of the event. Any additional event-driven or usage-based charges (such as dismantling fees, rush setup, or cancellation penalties) are considered variable lease payments and are recognized in the period in which the event or triggering activity occurs.

In addition, for certain short-term, event-based projects, customers may request specific types of LED display or supporting equipment that are not available within the Group’s existing assets. To meet such requirements, the Group may rent the requested equipment from third-party suppliers and sublease it to customers under short-term rental arrangements. The Group also accounts for these transactions as operating leases under ASC 842. Such rental income from customers is recognized on a straight-line basis over the rental period as part of revenue, while rental payments to third-party suppliers are recognized as cost of revenue when incurred. Such subcontracted rental arrangements are typically short-term in nature, and no lease assets or lease liabilities are recognized in respect of these transactions.

2. Long-term Lease Contracts

Long-term contracts typically involve the lease of LED display systems, sound, and lighting equipment for ongoing use at a customer’s venue (e.g., hotel or exhibition hall) over a specified contract term (e.g., one to five years). The lease payments are entirely variable, depending on the customer’s actual usage or event frequency. The Company classifies these arrangements as operating leases in accordance with ASC 842-10-25-3A. For such variable lease payments, the Company recognizes income when the underlying usage occurs and the consideration becomes determinable, as the total lease consideration cannot be reasonably estimated at lease commencement. When the contract contains both lease and non-lease elements (e.g., installation and routine maintenance services), such services are considered incidental to the lease and not separate non-lease components under ASC 842. Accordingly, all consideration is allocated to the lease component.

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Topic 606 revenues — Sales and installation

Revenue from equipment sales and related installation services is recognized when control of the goods or services is transferred to the customer, which typically occurs upon completion of installation and acceptance by the customer. The Company acts as a principal in these transactions, obtaining control of the goods before transferring them to the customer, and recognizes revenue on a gross basis. The transaction price, which is fixed and determined at contract inception, is not allocated as there is only one performance obligation.

Cost of revenues

Cost of Revenue consists of costs for equipment sold and other costs for renting. For the years ended June 30, 2024, and 2025, the Group recorded costs for equipment selling of MYR167,226 and MYR 233,534 (USD 55,492), respectively. Other costs for renting included costs directly related to revenue generating activities, which primarily includes payroll costs including salaries and related social insurance costs for operations personnel, depreciation of property and equipment, outsourced labor costs related to operation, and other operating costs directly linked to the revenues including short-term subcontract rental costs for certain equipment, transportation costs and other miscellaneous costs. Initial direct costs in connection with long-term lease agreements, such as installation and customization, are expensed as incurred. Management has assessed that the financial statement impact of expensing these initial direct costs as incurred is not materially different from amortizing them over the lease period.

Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) commission fees related to rental business, which are paid to third-parties based on a percentage of rental revenue, and (ii) employee compensation for sales and market-development activities.

General and administrative expenses

General and administrative expenses primarily consist of (i) payroll expenses including salaries, allowances, bonus, expenses paid for over-time, and related social insurance expenses for management and administrative personnel, (ii) office and utilities expenses, (iii) rental expenses for office space, (iv) travelling expenses, (v) depreciation and amortization expenses for property and equipment used for office purpose, and (vi) other miscellaneous administrative expenses.

Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property, plant and equipment.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Tools & equipment	5 years
Motor vehicles	5 years
Computer peripherals	2.5 years
Office equipment, furniture	10 years

Fully depreciated property, plant and equipment are retained in the financial statements until they are no longer in use.

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The residual values, useful lives and depreciation method are reviewed at the end of each reporting period, and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

Impairment of long-lived assets

Long-lived assets include (i) property and equipment, (ii) operating lease right-of-use asset, net of the related operating lease liabilities.

The Group reviews its long-lived assets for impairment periodically whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, an evaluation for impairment is performed at the lowest level of identifiable cash flows that are expected to generate from the use of the assets and their eventual disposition, which is at the individual restaurant level. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, which is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the years ended June 30, 2024, and 2025, no impairment of long-lived assets was recognized.

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

•        Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

•        Level 2 — Include other inputs other than quoted prices in active market; and

•        Level 3 — Unobservable inputs which are supported by little or no market activity that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial instruments of the Group primarily consist of cash and cash equivalents, accounts receivable, due from related parties, other receivables included in prepaid expenses and other current assets, accounts payable, due to related parties, other payables included in accrued liabilities and other payable, long-term borrowings and interest payables, and operating lease liabilities. As of June 30, 2024, and 2025, the carrying amounts of these financial instruments are measured at amortized cost, which is approximated to their fair values.

The Group’s non-financial assets, such as property and equipment and right-of-use assets, would be measured at fair value only if they were determined to be impaired.

Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The Group classifies a lease as a financing lease at lease commencement when the lease meets any one of the criteria:

a)      The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b)      The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c)      The lease term is for a major part of the remaining economic life of the underlying asset.

d)      The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e)      The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Group at the end of the lease term.

f)      When none of the criteria are met, the Group classifies a lease as an operating lease.

Operating leases — Group as a lessee

When the Group acts as a lessee, leases with an initial term of 12 months or less are short-term lease and not recognized as operating lease right-of-use (“ROU”) assets and operating lease liabilities on the combined balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Lease term includes rent holidays and options to extend or terminate the lease when the Group is reasonably certain that the Group will exercise that option. The lease assets for operating leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Operating lease expense is recognized on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the operating lease right-of-use assets. Interest expense is determined using the effective interest method. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Operating leases — Group as a lessor

When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease.

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. For short-term event-based rentals, rental income is recognized on a straight-line basis over the rental period, which generally coincides with the duration of the event. For long-term lease contracts, where all lease payments are variable and usage-based, rental income is recognized in the period when the underlying usage occurs and the amount becomes determinable, as the total lease consideration cannot be reasonably estimated at lease commencement. The Group does not have any sales-type or direct financing leases for the years ended June 30, 2024, and 2025.

Sales and service taxes

Sales and service tax (“SST”) is a consumption tax levied by Malaysian tax authorities and is charged on the sale of taxable goods and the provision of taxable services in Malaysia by a taxable person, including companies registered to carry on business in Malaysia. The standard SST rate is 8% ad valorem for most taxable goods and services, unless stated otherwise. Effective July 1, 2025, the scope of prescribed taxable services has been expanded to include, inter alia, rental and leasing services. In addition, in accordance with the Service Tax Regulations 2018, a service provider is generally required to be registered for SST if its annual taxable service turnover exceeds RM500,000, except for certain sectors subject to a higher threshold (e.g., RM1 million for rental and leasing services). Our Operating Subsidiary does not fall within these thresholds. Therefore, no SST payable provision has been recognized in the Group’s financial statements for the fiscal years ended June 30, 2024, and 2025, respectively.

Income taxes

The Group accounts for income taxes under ASC 740, “Income Taxes”. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Provision for income taxes consists of taxes currently due plus deferred taxes. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for combined financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its combined statements of operations and comprehensive income for the years ended June 30, 2024, and 2025, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Employee benefits

The Group recognizes a liability in exchange for employee benefits to be paid in the future and expense when the Group consumes the economic benefits arising from service provided by an employee in exchange for employee benefits.

Short-term employee benefits

Salaries are usually accrued and paid on a monthly basis and are recognized as an expense.

Bonus payments are recognized when, and only when, the Group has a present legal or constructive obligation to make such payments as a result of past events and reliable estimate of the obligation can be made.

Defined Contribution plan

A defined contribution plan is a post-employment benefit plan under which the Group makes fixed statutory contributions to approved provident funds and contributions are recognized as an employee benefit expense in the combined statement of operations and comprehensive income in the period to which they relate. When the contributions have been paid, the Group has no further payment obligations.

Related party transaction

The Group accounts for related party transactions in accordance with ASC 850, “Related Party Disclosures”.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Group or exercise significant influence over the Group in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Comprehensive income

The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive income in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive income includes net income and other comprehensive income or loss, which primarily consists of the foreign currency translation adjustment that has been excluded from the determination of net income.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings per share as of the date that all necessary conditions have been satisfied. Net income is not allocated to other participating securities if based on their contractual terms they are not obligated to share the income.

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such share would be anti-dilutive.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

CODM regularly reviews entity-wide operating results and reviews combined revenues and net income when making decisions about allocating resources and assessing performance of the segment, and hence, the Group has only one principal reportable segment.

The primary measure of segment revenue and profitability for the Group’s operating segment is considered to be combined revenue and net income. Significant segment expenses reviewed by the CODM on a regular basis included within net income include cost of revenues, selling and marketing expenses, general and administrative expenses which are separately presented on the Group’s combined statements of operations and comprehensive income. Other segment items within net income include financial income/(expenses), net, other income/(expenses), net, and income tax expenses. CODM uses segment profit or loss to monitor budget versus actual results, and also in competitive analysis by benchmarking to the Group’s competitors at the same development stage.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are all located in Malaysia, and the Group’s revenues are all derived from Malaysia, no geographical segment information is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

For operating results of segment provided to and reviewed by CODM, please refer to the combined statements of operations and comprehensive income.

Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes liability for any such contingencies if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Recently issued accounting pronouncements

The Group expects to be an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements adopted

In March 2023, the FASB issued ASU No. 2023-01, “Leases (Topic 842): Common Control Arrangements”, which amends certain provisions of ASC 842 that apply to arrangements between related parties under common control. In addition, the ASU amends the accounting for leasehold improvements in common-control arrangements for all entities. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period as of the beginning of the related fiscal year. The Group has adopted ASU 2023-01 from January 1, 2024. The Group evaluates that the impact of adoption of this ASU is immaterial to combined financial statements.

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s combined financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Group has adopted ASU 2023-07 for the fiscal year of 2024. The Group evaluates that the impact of adoption of this ASU and has amended disclosure to segment reporting for single reportable segment in the combined financial statements.

Recently issued accounting pronouncements issued but not yet adopted

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure update and simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall.

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. Entities shall apply the amendments in this update beginning after effective date on a prospective basis. The Group is in the process of evaluating the effect of the adoption of this ASU.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is also permitted, and entities may apply the amendments in this update prospectively or retrospectively to all prior periods presented in the financial statements. The Group is in the process of evaluation the impact of adopting this new guidance on its combined financial statements.

In November 4, 2024, the FASB has released ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business (“PBEs”) entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. PBEs shall apply the amendments in this update either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. The Group is in the process of evaluation the impact of adopting this new guidance on its combined financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s combined results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the combined financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its combined financial condition, results of operations, cash flows, or disclosures.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	June 30, 2024	June 30, 2025	June 30, 2025
	MYR	MYR	USD
Accounts receivable	4,253,895	6,057,241	1,439,322
Less: Allowance for expected credit losses	(1,045,954)	(1,556,495)	(369,854)
Total accounts receivable, net	3,207,941	4,500,746	1,069,468

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

3. ACCOUNTS RECEIVABLE, NET (cont.)

Movements of allowance for expected credit losses are as follows:

	June 30, 2024	June 30, 2025	June 30, 2025
	MYR	MYR	USD
Allowance for expected credit losses, beginning balance	299,609	1,045,954	221,802
Addition	742,264	909,041	242,743
Recovery of bad debt written-off	5,331	6,500	1,545
Bad debt written-off	(1,250)	(405,000)	(96,236)
Allowance for expected credit losses, ending balance	1,045,954	1,556,495	369,854

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for expected credit losses accounts, based on the invoice date is as follows:

	June 30, 2024	June 30, 2025	June 30, 2025
	MYR	MYR	USD
Within 6 months	2,664,270	4,018,995	954,994
6 months to 1 year	1,238,215	1,133,425	269,324
1 to 1.5 years	296,430	453,626	107,791
1.5 to 2 years	8,510	328,665	78,097
Over 2 years	46,470	122,530	29,116
Total accounts receivable	4,253,895	6,057,241	1,439,322

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	June 30, 2024	June 30, 2025	June 30, 2025
	MYR	MYR	USD
At cost:
Tools & equipment	4,924,303	6,918,298	1,643,926
Motor vehicles	560,632	560,632	133,217
Computer peripherals	72,048	83,542	19,851
Office equipment, furniture	7,300	7,300	1,735
Total	5,564,283	7,569,772	1,798,729
Accumulated depreciation	(2,825,432)	(3,664,714)	(870,809)
Property and equipment, net	2,738,851	3,905,058	927,920

Depreciation expenses for the years ended June 30, 2024, and 2025 amounted to MYR852,316 and MYR 839,282 (USD 199,430) respectively.

No impairment loss had been recognized for the years ended June 30, 2024, and 2025, respectively.

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	June 30, 2024	June 30, 2025	June 30, 2025
	MYR	MYR	USD
Prepaid expenses	113,718	515,443	122,480
Other receivable	126,400	190,399	45,242
Less: Allowance for expected credit losses	(6,320)	(8,985)	(2,135)
Total	233,798	696,857	165,587

Movements of allowance for expected credit losses are as follows:

	June 30, 2024	June 30, 2025	June 30, 2025
	MYR	MYR	USD
Allowance for expected credit losses, beginning balance	1,838	6,320	1,502
Addition/(Reversal)	4,482	2,665	633
Allowance for expected credit losses, ending balance	6,320	8,985	2,135

6. ACCRUED LIABILITIES AND OTHER PAYABLE

Accrued liabilities and other payables consist of the following:

	June 30, 2024	June 30, 2025	June 30, 2025
	MYR	MYR	USD
Accrued payroll and welfare	337,526	468,449	111,312
Accrued expense	134,585	46,629	11,080
Other payables	111,351	44,316	10,530
Total	583,462	559,394	132,922

7. BANK BORROWING

Long-term bank borrowings

	Annual Interest Rate	Maturity	As of June 30,
			2024		2025
			Long-term	Long-term (current portion)	Long-term	Long-term (current portion)
Long-term borrowings:
RHB Bank Berhad*	7.19% per annum flat according to BLR**	February 24, 2027	382,686	161,046	283,908	153,318
Standard Chartered Bank	EIR*** -12.95% per annum (Current BLR 6.2% per annum, spread fixed rate 6.75% per annum)	March 30, 2027	403,610	231,958	199,665	208,857
AmBank (M) Berhad	10.7% per annum (Current BLR 6.2% per annum, spread fixed rate 4.5% per annum)	April 22, 2027	388,478	198,809	273,279	184,746
Total Long-term borrowings			1,174,774	591,813	756,852	546,921

____________

*        The RHB facility was obtained by MSAV and is 80% guaranteed under Malaysia’s Working Capital Guarantee Scheme for Bumiputera Companies. Following the completion of the Reorganization on December 10, 2025, MSAV no longer qualifies as a Bumiputera company. As a result, the lender may withdraw the guarantee and/or exercise its rights under the facility agreement, including termination of the facility and demand for immediate repayment.

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

7. BANK BORROWING (cont.)

**        BLR is the rate from time to time stipulated by the Bank as its Base Lending Rate.

***      EIR is effective interest rate which consists of the variable BLR and a fixed rate.

As of June 30, 2024, and 2025, the current portion of the long-term borrowings is MYR591,813 and MYR546,921 respectively.

The weighted average interest rate of long-term borrowings was 11.98% and 11.92% for the years ended June 30, 2024, and 2025, respectively.

Contractual Maturities of Debt Obligations:

The aggregate contractual maturities of all borrowings due subsequent to June 30, 2025, are as follows:

Maturity dates	Amounts
MYR
Year ending June 30,2026	546,921
Year ending June 30,2027	756,852
Total	1,303,773

8. OPERATING LEASES

The Group entered into operating leases for use of office and warehouse in Malaysia. The Group’s operating lease right-of-use assets and lease liabilities recognized in the combined balances sheets consisted of the following:

	As of June 30,
	2024	2025	2025
	MYR	MYR	USD
Operating lease right-of-use assets	67,570	49,535	11,770
Amortization of operating lease right-of-use assets	(56,856)	(13,382)	(3,180)
Operating lease right-of-use assets, net	10,714	36,153	8,590

Operating lease liabilities, current	10,714	24,952	5,929
Operating lease liabilities, non-current	—	11,201	2,662
Total operating lease liabilities	10,714	36,153	8,591

Weighted average remaining lease term	0.42	1.42	1.42
Weighted average discount rate	10.62%	10.62%	10.62%
Operating right-of-use assets obtained in exchange for operating lease liabilities	—	49,535	11,770
Cash paid for operating leases	26,400	27,100	6,440

A summary of lease cost recognized in the Group’s combined statements of operations and comprehensive income was as follows:

	For the years ended June 30,
	2024	2025	2025
	MYR	MYR	USD
Operating leases expense excluding short-term lease expense	23,867	24,096	5,726
Short-term lease cost	178,600	204,000	48,474
Total	202,467	228,096	54,200

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

8. OPERATING LEASES (cont.)

The following is a schedule of future minimum payments under the current existing operating leases as of June 30, 2025:

For the years ending June 30,	Amount
2026	27,600
2027	11,500
Total lease payments	39,100
Imputed interest	2,947
Total	36,153

9. TAXATION

Cayman Islands

The Company incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands and accordingly, are exempted from Cayman Islands income and corporate tax. As such, the Company is not subject to tax on either income or capital gain. In addition, no withholding tax is imposed upon any payments of dividends by subsidiaries to the Company.

Malaysia

The Group’s subsidiary MSAV is governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR 2,500,000 or less, and gross income of not more than MYR 50 million) is 15% for the first MYR 150,000 (approximately USD37,500) taxable income, and 17% for taxable income between MYR 150,001 (approximately USD37,500) to MYR 600,000 (approximately USD150,000), with the remaining balance of taxable income being taxed at the 24% rate.

For the years ended June 30, 2024, and 2025, the details of income tax expense are set forth below:

	For the years ended June 30,
	2024	2025	2025
	MYR	MYR	USD
Current income tax	181,091	1,257,163	298,727
Deferred income tax	421,327	(8,998)	(2,138)
Total income tax expense	602,418	1,248,165	296,589

Reconciliation of the differences between the income tax computed based on the Malaysia unified statutory income tax rate and the Group’s actual income tax provision for the years ended June 30, 2024, and 2025, respectively, were as follows:

	For the years ended June 30,
	2024	2025	2025
	MYR	MYR	USD
Income before income tax expense	2,386,469	4,638,187	1,102,126
Income tax expense computed based on Malaysia unified income tax statutory rate	572,753	1,113,165	264,510
Non-deductible expenses	74,665	180,000	42,772
Effect of preferential tax rate	(45,000)	(45,000)	(10,693)
Total income tax expenses	602,418	1,248,165	296,589

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

9. TAXATION (cont.)

As of June 30, 2024, and 2025, the significant components of the deferred tax assets and liabilities are summarized below:

	As of June 30,
	2024	2025	2025
	MYR	MYR	USD
Deferred tax assets:
Allowance for expected credit losses	252,546	375,715	89,277
Lease liabilities	2,571	8,677	2,062
Total deferred tax assets	255,117	384,392	91,339
Less: valuation allowance	—	—	—
Total deferred tax assets, net of valuation allowance	255,117	384,392	91,339

Defer tax liabilities:
Right-of-use assets	2,571	8,677	2,062
Depreciation allowances under tax in excess of the related depreciation under accounting	135,501	249,672	59,327
Total deferred tax liabilities	138,072	258,349	61,389
Total deferred tax assets, net	117,045	126,043	29,950

Uncertain tax positions

The Group is required to submit the final corporate income tax returns in Malaysia within seven months after each taxable period ends. As of June 30, 2025, in Malaysia tax jurisdiction, corporate income tax returns for the tax years ended May 31, 2024, are subject to examination by the tax authorities.

Under applicable tax laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the tax authorities in different tax jurisdictions. The Group could face material and adverse tax consequences if the tax authorities determine that the contractual arrangements in relation to the Group were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable tax laws, rules and regulations, and adjust the taxable income of the Group in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded for tax purposes, which could in turn increase its tax liabilities without reducing the tax expenses of subsidiaries subject to more favorable tax rate. In addition, the tax authorities may impose late payment fees and other penalties on the Group for the adjusted but unpaid taxes according to the applicable regulations. The Group evaluates each uncertain tax position based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2024, and 2025, the Group did not have any unrecognized uncertain tax positions, and the Group does not believe that its unrecognized tax benefits will change over the next twelve months.

10. RELATED PARTY TRANSACTIONS

Related Parties

The table below sets forth the major related parties and their relationships with the Group:

No.	Name of Related Parties	Relationship
1	Low You Siong	Director of the Company
2	Mekar Subur Resources Sdn. Bhd.	An entity ultimately controlled by Mr. Low You Siong
3	Msav (S) Pte. Ltd.	An entity ultimately controlled by Mr. Low You Siong’s direct relatives.

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

10. RELATED PARTY TRANSACTIONS (cont.)

Amounts due from/to related parties

Amounts due from/to related parties consisted of the following for the periods indicated:

	As of June 30,
	2024	2025	2025
	MYR	MYR	USD
Amounts due from related parties, current
Low You Siong	—	215,938	51,311
Total amounts due from related parties, current	—	215,938	51,311

Amounts due to related parties, current
Msav (S) Pte. Ltd.	222,036	222,036	52,760
Mekar Subur Resources Sdn. Bhd.	1,403,885	—	—
Total amounts due to related parties, current	1,625,921	222,036	52,760

The balance due from related parties represents non-trade, interest-free loans to related parties that are unsecured and repayable on demand.

The balance due to related parties represents the operating expenses paid on behalf of the Company, which is unsecured, interest-free and payable on demand.

Material related party transactions

Apart from the transactions and balances detailed elsewhere in these accompanying combined financial statements, the Company has no other significant or material related party transactions during the years presented.

11. ORDINARY SHARES

Upon completion of reorganization, the Company issued 20,000,000 ordinary shares with a par value of $0.00001 to its shareholders, of which the share and per share information are presented on a retrospective basis to reflect the Reorganization completed on December 10, 2025.

The share subscription receivable represented the receivable for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retrospective basis before the incorporation of the Company. Subscription receivable has no payment terms nor any interest receivable accrual.

12. SIGNIFICANT RISKS AND UNCERTAINTIES

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to interest rate risk arising from cash in bank and bank borrowings. The Group expected no material risks from changes in market interest rates and has not used any derivative financial instruments to manage the interest risk exposure.

Foreign exchange risk

The reporting currency of the Group’s operations was in MYR and substantially all of the Group’s operating activities that were conducted through the subsidiary in Malaysia and related assets and liabilities are denominated in MYR. The Group is mainly exposed to foreign exchange risk in respect of operating activities when purchase of goods and services in geographic areas is using transaction currencies other than MYR.

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

12. SIGNIFICANT RISKS AND UNCERTAINTIES (cont.)

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash, accounts receivable, amounts due from related parties and interest-free loan to third parties, deposits within prepaid expenses and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Group’s cash are held with financial institutions that Group’s management believes to be high credit quality. Based on the Group’s historical experiences in collection of prepaid expenses and other current assets and amounts due from related parties, the Group consider the credit risk of these receivables to be relatively low. Management regularly conducts assessment on expected credit losses arising from non-performance by these counterparties.

Concentration of customers and suppliers

The following particular customer more than 10% of the Group’s total revenues for the years ended June 30, 2024, and 2025.

	As of June 30,
	2024	2025
Percentage of the Group’s total revenues from
Customer A	10.74%	*

____________

*        Represents percentage less than 10%

The following customer represents more than 10% of the Group’s total accounts receivable as of June 30, 2024, and 2025:

	As of June 30,
	2024	2025
Percentage of the Group’s accounts receivable from
Customer B	13.88%	11.76%

____________

*        Represents percentage less than 10%

The following suppliers represent more than 10% of the Group’s total purchase for the years ended June 30, 2024, and 2025:

	As of June 30,
	2024	2025
Percentage of the Group’s total purchase to
Supplier A	*	63.29%
Supplier B	14.02%	*
Supplier C	10.75%	*

____________

*        Represents percentage less than 10%

The following suppliers represent more than 10% of the Group’s accounts payable as of June 30, 2024, and 2025:

	As of June 30,
	2024	2025
Percentage of the Group’s accounts payable to
Supplier A	31.92%	1.16%
Supplier B	*	65.20%

____________

*        Represents percentage less than 10%

MSAV HOLDINGS LTD
NOTES TO COMBINED FINANCIAL STATEMENTS

13. COMMITMENTS AND CONTINGENCIES

Commitments

As of June 30, 2024, and 2025, the Group had neither significant financial nor capital commitment.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2025, and through the issuance date of these combined financial statements.

14. SUBSEQUENT EVENTS

The Group has evaluated the impact of events that have occurred subsequent to June 30, 2025, through December 22, 2025, the issuance date of the combined financial statements, and concluded that no other subsequent events have occurred that would require recognition in the combined financial statements or disclosure in the notes to the combined financial statements.

Ordinary Shares

MSAV HOLDINGS LTD

_________________________

PROSPECTUS

_________________________

[•]

[•] [•], 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands’ laws do not prohibit or restrict a company from indemnifying its directors and officers against personal liability for any loss they may incur arising out of the Company’s business, except to the extent such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The indemnity extends only to liability for their own negligence and breach of duty other than breaches of fiduciary duty and not where there is evidence of dishonesty, willful default, or fraud.

Our Amended and Restated Memorandum and Articles of Association provide that, to the extent permitted by law, our Company shall indemnify each existing or former director (including alternate director), secretary and other officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, our Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in Amended and Restated Articles of Association on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or that officer for those legal costs.

We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of securities.

•        Upon incorporation of the Company on November 4, 2025, one Ordinary Share was allotted and issued as fully paid to Ogier Global Subscriber (Cayman) Limited, the first subscriber. On November 7, 2025, the first subscriber transferred the one issued Ordinary Share to Low You Siong.

•        On November 27, 2025, MSAVH re-classified and re-designated each issued and unissued Class A Ordinary Shares and Class B Ordinary Shares into Ordinary Shares of US$0.00001 each and all the Ordinary Shares shall rank pari passu with each other, such that the authorized share capital of MSAVH has become US$50,000 divided into 5,000,000,000 Ordinary Shares of US$0.00001 each (the “Share Re-designation”) and the one issued Class A Ordinary Share held by Low You Siong was re-designated into one Ordinary Share. As a result of the Share Re-designation, on the same day the Company adopted the Amended and Restated Memorandum and Articles of Association with immediate effect.

•        On December 10, 2025 MSAVH entered into a share swap agreement with (i) You Siong Low, the sole shareholder of MSAV; (ii) MSAV BVI, a wholly-owned subsidiary of MSAVH; (iii) LYS (BVI) LTD, a company wholly-owned by You Siong Low; and (iv) MSAV. Pursuant to the share swap agreement, MSAV BVI acquired all of the issued and paid-up shares of MSAV and in consideration of this acquisition, MSAVH, as the parent holding company of MSAV BVI, allotted and issued an aggregate of 20,000,000 Ordinary Shares to LYS (BVI) LTD. Following the transaction, MSAV became an indirect wholly-owned subsidiary of MSAVH. One the same day, Low You Siong surrendered one Ordinary Share held by him for no consideration in MSAVH.

•        On December 12, 2025, LYS (BVI) LTD transferred 2,400,000, 1,800,000, 1,600,000, and 1,200,000 Ordinary Shares to E Team (BVI) Limited, CA (BVI) LIMITED, WP (BVI) LIMITED, and other minority shareholders, respectively. Thereafter, MSAVH has become owned as to 13,000,000, 2,400,000, 1,800,000, 1,600,000, and 1,200,000 Ordinary Shares held by LYS (BVI) LTD, E Team (BVI) Limited, CA (BVI) LIMITED, WP (BVI) LIMITED, and other minority shareholders, representing 65%, 12%, 9%, 8%, and 6% of the issued Ordinary Shares of MSAVH respectively.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)     Exhibits

EXHIBIT INDEX

Exhibit No.	Description of document
1.1**	Form of Underwriting Agreement
2.1**	Form of Share Swap Agreement between the Registrant and the Shareholders of December 10, 2025
3.1**	Amended and Restated Memorandum of Association with effect from November 27, 2025
3.2**	Amended and Restated Articles of Association with effect from November 27, 2025
5.1**	Opinion of Ogier regarding the validity of securities being registered
10.1*	Form of Directors’ Agreement
10.2*	Form of Indemnification Agreement
10.3**	Lease Agreement – Registrant
10.4*+	Employment Agreement with Tam Elton Lam
10.5*	Share Swap Agreement
14.1*	Code of Ethics of the Registrant
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of HYYH CPA LLC

Exhibit No.	Description of document
23.2**	Consent of Ogier (included in Exhibit 5.1)
23.3**	Consent of Frost & Sullivan
23.4**	Consent of Xiao Feng Yuan
23.5**	Consent of Yau Xin Hui
23.6**	Consent of Ken Ye
24.1**	Power of Attorney (included on signature pages)
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nomination and Corporate Governance Committee Charter
99.4*	Insider Trading Policy
107**	Filing Fee Table

____________

+        Denotes management compensatory agreement.

*        Submitted herewith

**      To be submitted by amendment

***    Previously submitted

(b)    Financial Statement Schedules — None.

ITEM 9. UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

1)      To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4)      To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (17 CFR § 249.220f) at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5)      That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6)      That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

7)      That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Malaysia, on December [•], 2025

MSAV HOLDINGS LTD
By:	/s/
Name:	Elton Lam Tam
Title:	Principal Executive Officer/Chief Executive Officer and Executive Director
By:	/s/
Name:	Low You Siong
Title:	Director

We, the undersigned directors and executive officers of MSAV HOLDINGS LTD and its subsidiaries hereby severally constitute and appoint Elton Lam Tam, singly (with full power to act alone), our true and lawful attorney-in-fact and agent with full power of substitution and resubstitution in him for him and in his name, place and stead, and in any and all capacities, to sign this Registration Statement on Form F-1 and any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and him, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date: December [•], 2025	/s/
Elton Lam Tam
Principal Executive Officer/Chief Executive Officer, Executive Director
Date: December [•], 2025	/s/
Jordan Yi Chun Tse
Principal Accounting Officer/Chief Financial Officer
Date: December [•], 2025	/s/
Low You Siong
Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America has signed this Registration Statement or amendment thereto in Delaware, United States on December [•], 2025.

Puglisi & Associates
By:	/s/
Name:
Title:	Managing Director